   As filed with the Securities and Exchange Commission on February 27, 2007
                                                File Nos. 333-      ; 811-08475

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

     Registration Statement Under The Securities Act of 1933                     [X]
                          Pre-Effective Amendment No.                            [_]
                          Post-Effective Amendment No.                           [_]

                             and/or

  Registration Statement Under the Investment Company Act of 1940                [X]
                        Amendment No. 71                                         [X]
                (Check Appropriate Box or Boxes)

                Genworth Life of New York VA Separate Account 1
                          (Exact Name of Registrant)

                  Genworth Life Insurance Company of New York
                              (Name of Depositor)

             666 Third Avenue, 9th Floor, New York, New York 10017 (Address of Depositor's Principal Executive Office, Zip Code)

                                (804) 281-6000
              (Depositor's Telephone Number, Including Area Code)

                             Heather Harker, Esq.
                 Vice President and Associate General Counsel
                  Genworth Life Insurance Company of New York
                             6610 W. Broad Street
                           Richmond, Virginia 23230
                    (Name and Address of Agent for Service)

          -------------------------------------------------

Approximate Date of Proposed Public Offering:   As soon as practicable after
the effective date of this Registration Statement.

Title of Securities Being Registered: Flexible Purchase Payment Variable Deferred Annuity Contracts

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                Genworth Life of New York VA Separate Account 1
                                Prospectus For
         Flexible Purchase Payment Variable Deferred Annuity Contract
                                 Form

                                  Issued by:
                  Genworth Life Insurance Company of New York
             666 Third Avenue, 9th Floor New York, New York 10017

                       Variable Annuity Service Center:
                            6610 West Broad Street
                           Richmond, Virginia 23230
                           Telephone: (800) 313-5282

--------------------------------------------------------------------------------

This prospectus describes flexible purchase payment variable deferred annuity contracts (the "contracts") for individuals and certain qualified and non-qualified retirement plans. Genworth Life Insurance Company of New York (the "Company," "we," "us," or "our") issues the contract.

This prospectus gives details about the contract, Genworth Life of New York VA Separate Account 1 (the "Separate Account") and our Guarantee Account that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

The contract offers you the accumulation of Contract Value and the payment of periodic annuity benefits. We may pay these benefits on a variable or fixed basis.

You may allocate your purchase payments and Bonus Credits to the Separate Account, the Guarantee Account, or both. Each Subaccount of the Separate Account invests in shares of Portfolios of the Funds listed below:

AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund -- Series II shares
AIM V.I. Capital Appreciation Fund -- Series I shares
AIM V.I. Core Equity Fund -- Series I shares
AIM V.I. International Growth Fund -- Series II shares

AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Global Technology Portfolio -- Class B
AllianceBernstein Growth and Income Portfolio -- Class B
AllianceBernstein International Value Portfolio -- Class B
AllianceBernstein Large Cap Growth Portfolio -- Class B
AllianceBernstein Small Cap Growth Portfolio -- Class B

American Century Variable Portfolios II, Inc.:
VP Inflation Protection Fund -- Class II

BlackRock Variable Series Funds, Inc.:
BlackRock Basic Value V.I. Fund -- Class III
BlackRock Global Allocation V.I. Fund -- Class III
BlackRock Large Cap Growth V.I. Fund -- Class III
BlackRock Value Opportunities V.I. Fund Class III

Columbia Funds Variable Insurance Trust I:
Columbia Marsico Growth Fund, Variable Series -- Class A
Columbia Marsico International Opportunities Fund, Variable Series -- Class B

Eaton Vance Variable Trust:
VT Floating-Rate Income Fund
VT Worldwide Health Sciences Fund

Evergreen Variable Annuity Trust:
Evergreen VA Omega Fund -- Class 2

Federated Insurance Series:
Federated High Income Bond Fund II -- Service Shares
Federated Kaufmann Fund II -- Service Shares

Fidelity(R) Variable Insurance Products Fund:
VIP Balanced Portfolio -- Service Class 2
VIP Contrafund(R) Portfolio -- Service Class 2
VIP Dynamic Capital Appreciation Portfolio -- Service Class 2
VIP Equity-Income Portfolio -- Service Class 2
VIP Growth Portfolio -- Service Class 2
VIP Growth & Income Portfolio -- Service Class 2
VIP Mid Cap Portfolio -- Service Class 2
VIP Value Strategies Portfolio -- Service Class 2

Franklin Templeton Variable Insurance Products Trust:
Franklin Income Securities Fund -- Class 2 Shares
Mutual Shares Securities Fund -- Class 2 Shares
Templeton Growth Securities Fund -- Class 2 Shares

GE Investments Funds, Inc.:
Income Fund
Mid-Cap Equity Fund
Money Market Fund
Premier Growth Equity Fund
Real Estate Securities Fund
S&P 500(R) Index Fund
Small-Cap Equity Fund
Total Return Fund -- Class 3 Shares
U.S. Equity Fund
Value Equity Fund

Janus Aspen Series:
Balanced Portfolio -- Service Shares
Forty Portfolio -- Service Shares

Legg Mason Partners Variable Portfolios I, Inc.:
Legg Mason Partners Variable All Cap Portfolio -- Class II
Legg Mason Partners Variable Total Return Portfolio -- Class II

Legg Mason Partners Variable Portfolios II:
Legg Mason Partners Variable Aggressive Growth Fund --Class II

MFS(R) Variable Insurance Trust:
MFS(R) Investors Growth Stock Series -- Service Class Shares
MFS(R) Investors Trust Series -- Service Class Shares
MFS(R) Total Return Series -- Service Class Shares
MFS(R) Utilities Series -- Service Class Shares

Oppenheimer Variable Account Funds:
Oppenheimer Balanced Fund/VA -- Service Shares
Oppenheimer Capital Appreciation Fund/VA -- Service Shares
Oppenheimer Global Securities Fund/VA -- Service Shares
Oppenheimer Main Street Fund/VA -- Service Shares
Oppenheimer Main Street Small Cap Fund/VA -- Service Shares
Oppenheimer MidCap Fund/VA -- Service Shares

PIMCO Variable Insurance Trust:
All Asset Portfolio -- Advisor Class Shares
High Yield Portfolio -- Administrative Class Shares
Long-Term U.S. Government Portfolio -- Administrative Class Shares Low Duration Portfolio -- Administrative Class Shares
Total Return Portfolio -- Administrative Class Shares

The Prudential Series Fund:
Jennison Portfolio -- Class II
Jennison 20/20 Focus Portfolio -- Class II
Natural Resources Portfolio -- Class II

Van Kampen Life Investment Trust:
Comstock Portfolio -- Class II Shares
Strategic Growth Portfolio -- Class II Shares

Not all of these Portfolios may be available in all states or in all markets.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Your contract:

  .  Is NOT a bank deposit

  .  Is NOT FDIC insured

  .  Is NOT insured or endorsed by a bank or any federal government agency

  .  Is NOT available in every state

  .  MAY go down in value

Except for amounts in the Guarantee Account, both the value of a contract before the Annuity Commencement Date and the amount of monthly income afterwards will depend upon the investment performance of the Portfolio(s) you select. You bear the investment risk of investing in the Portfolios.

This product has optional benefits, for an additional charge, available to contract owners. Not all benefits may be available in all states or in all markets. Should you not be able to obtain a certain feature explained in this prospectus through your current representative, please contact our Service Center at the telephone number or address listed below to inquire as to whether a particular optional benefit is available in your state and if so, for a list of firms that will permit such an optional benefit for sale. Please note that some optional benefits may have requirements that differ from or are in addition to the base contract. Before deciding to invest in an optional benefit, you should weigh its costs and benefits with the possibility that, had you not purchased the optional benefit, your Contract Value may have been higher.

These contracts are also offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of the Company.

In the future, additional portfolios managed by certain financial institutions or brokerage firms may be added to the Separate Account. These portfolios may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm.

A Statement of Additional Information, dated         , 2007, which contains
additional information about the contract has been filed with the SEC and is incorporated by reference into this prospectus. A table of contents for the Statement of Additional Information appears on the last page of this prospectus. If you would like a free copy of the Statement of Additional Information call us at:

                                (800) 313-5282;

                     or write us at our Service Center at:

                            6610 West Broad Street
                           Richmond, Virginia 23230

The Statement of Additional Information and other material incorporated by reference can be found on the SEC's website at:

                                  www.sec.gov

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

The date of this prospectus is         , 2007.

Table of Contents

                Definitions.................................................  6

                Fee Tables..................................................  8
                   Examples................................................. 11

                Synopsis.................................................... 11

                Condensed Financial Information............................. 15

                Investment Results.......................................... 15

                Financial Statements........................................ 15

                The Company................................................. 15

                The Separate Account........................................ 15
                   The Portfolios........................................... 16
                   Subaccounts.............................................. 17
                   Voting Rights............................................ 24
                   Asset Allocation Program................................. 24

                The Guarantee Account....................................... 30

                Charges and Other Deductions................................ 31
                   Transaction Expenses..................................... 31
                       Surrender Charge..................................... 31
                       Exceptions to the Surrender Charge................... 32
                   Deductions From the Separate Account..................... 32
                   Charges for the Living Benefit Rider Options............. 32
                   Charges for the Death Benefit Rider Options.............. 33
                   Other Charges............................................ 34

                The Contract................................................ 35
                   Purchase of the Contract................................. 35
                   Ownership................................................ 35
                   Assignment............................................... 36
                   Purchase Payments........................................ 36
                   Valuation Day and Valuation Period....................... 37
                   Allocation of Purchase Payments.......................... 37
                   Bonus Credits............................................ 37
                   Valuation of Accumulation Units.......................... 38

                Transfers................................................... 38
                   Transfers Before the Annuity Commencement Date........... 38
                   Transfers From the Guarantee Account to the Subaccounts.. 38
                   Transfers From the Subaccounts to the Guarantee Account.. 38
                   Transfers Among the Subaccounts.......................... 39
                   Telephone/Internet Transactions.......................... 40
                   Confirmation of Transactions............................. 40
                   Special Note on Reliability.............................. 40
                   Transfers by Third Parties............................... 40
                   Special Note on Frequent Transfers....................... 41
                   Dollar Cost Averaging Program............................ 42

                   Portfolio Rebalancing Program............................  43
                   Guarantee Account Interest Sweep Program.................  43

                Surrenders and Partial Withdrawals..........................  44
                   Surrenders and Partial Withdrawals.......................  44
                   Systematic Withdrawal Program............................  45
                   Lifetime Income Plus 2007................................  46

                The Death Benefit...........................................  55
                   Distribution Provisions Upon Death of Owner or Joint
                     Owner..................................................  55
                   Death Benefit at Death of any Annuitant Before Annuity
                     Commencement Date......................................  55
                   Basic Death Benefit......................................  55
                   Annual Step-Up Death Benefit Rider.......................  55
                   Termination of Death Benefit Rider Options When Contract
                     Assigned or Sold.......................................  58
                   How to Claim Proceeds and/or Death Benefit Payments......  58
                   Distribution Rules.......................................  59

                Income Payments.............................................  59
                   Income Payments and the Annuity Commencement Date........  59
                   Optional Payment Plans...................................  61
                   Variable Income Payments.................................  62
                   Transfers After the Annuity Commencement Date............  62
                   Payment Optimizer Plus...................................  69

                Tax Matters.................................................  78
                   Introduction.............................................  78
                   Taxation of Non-Qualified Contracts......................  78
                   Section 1035 Exchanges...................................  80
                   Qualified Retirement Plans...............................  80
                   Federal Income Tax Withholding...........................  83
                   State Income Tax Withholding.............................  83
                   Tax Status of the Company................................  83
                   Changes in the Law.......................................  83

                Requesting Payments.........................................  83

                Sale of the Contracts.......................................  84

                Additional Information......................................  85
                   Owner Questions..........................................  85
                   Return Privilege.........................................  85
                   State Regulation.........................................  86
                   Evidence of Death, Age, Gender, Marital Status or
                     Survival...............................................  86
                   Records and Reports......................................  86
                   Other Information........................................  86
                   Legal Proceedings........................................  86

                Appendix A -- Examples of the Available Death Benefits...... A-1

                Table of Contents for Statement of Additional Information

DEFINITIONS

The following terms are used throughout the prospectus:

Accumulation Unit -- An accounting unit of measure we use to calculate the value in each Subaccount and the Separate Account before income payments commence.

Annuitant/Joint Annuitant -- The person(s) named in the contract upon whose age and, where appropriate, gender, we determine monthly income payments.

Annuity Commencement Date -- The date on which your income payments will commence, if any Annuitant is living on that date. The Annuity Commencement Date is stated on your contract, unless changed by you in writing in a form acceptable to us.

Annuity Unit -- An accounting unit of measure we use to calculate the amount of the second and each subsequent variable income payment.

Asset Allocation Model -- A component of the Investment Strategy for Payment Optimizer Plus and Lifetime Income Plus 2007.

Benefit Date -- For Lifetime Income Plus 2007, the date that will be the later of the Contract Date and the Valuation Day of the most recent reset.

Benefit Year -- For Lifetime Income Plus 2007, each one-year period following the Benefit Date and each anniversary of that date.

Bonus Credit -- The "enhanced payment amount" described in your contract. For contracts that qualify, it is the amount we will add to each premium payment we receive. The Bonus Credit is not considered a "purchase payment" under the contract.

Code -- The Internal Revenue Code of 1986, as amended.

Contract Date -- The date we issue your contract and your contract becomes effective. Your Contract Date is shown in your contract. We use the Contract Date to determine contract years and anniversaries.

Contract Value -- The total value of all your Accumulation Units in the Subaccounts and any amounts you hold in the Guarantee Account.

Designated Subaccounts -- The Subaccounts available under the Investment Strategy for Payment Optimizer Plus and Lifetime Income Plus 2007.

Fund -- Any open-end management investment company or any unit investment trust in which the Separate Account invests.

General Account -- Assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company.

Gross Withdrawal -- For Lifetime Income Plus 2007, an amount withdrawn from Contract Value, including any surrender charge, any taxes withheld and any premium taxes assessed.

Guarantee Account -- Part of our General Account that provides a guaranteed interest rate for a specified interest rate guarantee period. This account is not part of and does not depend on the investment performance of the Separate Account.

Investment Strategy -- The Designated Subaccounts and/or Asset Allocation Model required for Payment Optimizer Plus and Lifetime Income Plus 2007. The Investment Strategy is required in order to receive the full benefits available under these rider options.

Lifetime Income Plus 2007 -- The marketing name for the Guaranteed Minimum Withdrawal Benefit for Life Rider. This rider may be referred to by either name in this prospectus.

Payment Optimizer Plus -- The marketing name for the Payment Protection with Commutation Immediate and Deferred Variable Annuity Rider. This rider may be referred to by either name in this prospectus.

Portfolio -- A series of a Fund, the assets of which are separated from other Portfolios that may be available in the Fund. Each Portfolio has its own investment objective. Not all Portfolios may be available in all states.

Rider Death Benefit -- The death benefit payable under Lifetime Income Plus
2007.

Roll-Up Value -- An amount used to calculate the Withdrawal Limit for benefits provided under Lifetime Income Plus 2007.

Separate Account -- Genworth Life of New York VA Separate Account 1, a separate investment account we established to receive Subaccount allocations. The Separate Account is divided into Subaccounts, each of which invests in shares of a separate Portfolio.

Service Center -- The office to which all written and telephone inquiries concerning the contract or the Portfolios should be made: 6610 West Broad Street, Richmond, Virginia 23230, (800) 313-5282. The term "we" may be used throughout this prospectus in connection with calculation of Contract Value; in these instances, the term "we" has the same meaning as the Service Center.

Subaccount -- A division of the Separate Account that invests exclusively in shares of a designated Portfolio. Not all Subaccounts may be available in all states. A Subaccount may be referred to as Investment Subdivision in your contract and/or marketing materials.

Surrender Value -- The value of your contract as of the date we receive your written request to surrender at our Service Center, less any applicable surrender charge, premium tax and any optional benefit charges.

Valuation Day -- Any day that the New York Stock Exchange is open for regular trading, except for days on which a Portfolio does not value its shares.

Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Withdrawal Base -- An amount used to establish the Withdrawal Limit for benefits provided under Lifetime Income Plus 2007.

Withdrawal Factor -- The percentage used to establish the Withdrawal Limit for benefits provided under Lifetime Income Plus 2007.

Withdrawal Limit -- The total amount that you may withdraw in a Benefit Year without reducing the benefit provided under Lifetime Income Plus 2007.

FEE TABLES

The following tables describe fees and expenses that you will pay when buying, owning or partially withdrawing assets or fully surrendering the contract. The first table describes the fees and expenses that you will pay when you buy the contract, take a partial withdrawal, fully surrender your contract, or transfer assets among the investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
--------------------------------------------------------------------------------------------------
Surrender Charge/1/ (as a percentage of purchase   Number of Completed Years Surrender Charge as a
 payments withdrawn or surrendered)                Since We Received the     Percentage of the
                                                   Purchase Payment          Purchase Payment
                                                                             Withdrawn or
                                                                             Surrendered
                                                   -----------------------------------------------
                                                               0                      9%
                                                               1                      8%
                                                               2                      7%
                                                               3                      6%
                                                               4                      5%
                                                               5                      4%
                                                               6                      3%
                                                               7                      2%
                                                               8                      1%
                                                           9 or more                  0%
--------------------------------------------------------------------------------------------------
 Transfer Charge                                                      $10.00/2/
--------------------------------------------------------------------------------------------------

/1/You may/ /withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. The surrender charge will be taken from the amount withdrawn unless otherwise requested.

/2/We/ /currently do not assess a transfer charge. However, we reserve the right to assess a transfer charge for each transfer among the Subaccounts after the twelfth transfer in a calendar year.

The next table describes the fees and expenses that you will pay periodically during the time you own the contract, not including Portfolio fees and expenses.

Periodic Charges Other Than Portfolio Expenses
---------------------------------------------------------------------------
Annual Contract Maintenance Charge                          $25.00/1/
---------------------------------------------------------------------------
Separate Account Annual Expenses
 (as a percentage of your average daily net assets in the Separate Account)
---------------------------------------------------------------------------
  Mortality and Expense Risk Charge                             1.40%
---------------------------------------------------------------------------
  Administrative Expense Charge                                 0.25%
---------------------------------------------------------------------------
  Joint Annuitant Charge/2/                                     0.20%
---------------------------------------------------------------------------

Living Benefit Rider Options/3/
 (as a percentage of your average daily net assets in the Separate Account)
-----------------------------------------------------------------------------------
                                                  Current Charge  Maximum Charge/4/
                                                  ---------------------------------
Lifetime Income Plus 2007
  Single Annuitant Contract                            0.75%           2.00%
                                                  --------------------------------
  Joint Annuitant Contract                             0.85%           2.00%
-----------------------------------------------------------------------------------
Payment Optimizer Plus
  Single Annuitant Contract                            0.50%           1.25%
                                                  --------------------------------
  Joint Annuitant Contract                             0.65%           1.25%
-----------------------------------------------------------------------------------
Death Benefit Rider Options
 (as a percentage of your Contract Value at the time the charge is taken)/5/
-----------------------------------------------------------------------------------
                                                  Current Charge  Maximum Charge/4/
                                                  ---------------------------------
Annual Step-Up Death Benefit Rider                     0.20%           0.20%
-----------------------------------------------------------------------------------
                                                  Current Charges Maximum Charges
                                                  ---------------------------------
Maximum Total Separate Account Annual Expenses/6/      2.90%           4.05%
-----------------------------------------------------------------------------------

/1/This/ /charge is taken on each contract anniversary and at the time the contract is surrendered. We will not assess this charge if your Contract Value is $40,000 or more at the time the charge is assessed.

/2/The/ /Joint Annuitant charge is assessed only when a Joint Annuitant is added to the contract and the contract becomes a Joint Annuitant contract. The Joint Annuitant charge will terminate if the contract becomes a single Annuitant contract due to the death of an Annuitant. The Joint Annuitant charge will apply even if you elect Lifetime Income Plus 2007 or Payment Optimizer Plus as a Joint Annuitant contract.

/3/None/ /of the living benefit rider options may be elected together or in any combination. Only one may be elected and it must be elected at the time of application. We reserve the right to discontinue offering these riders at any time and for any reason.

/4/The/ /maximum charge reflects the charge that the rider is guaranteed never to exceed.

/5/All/ /charges for the death benefit rider option are taken in arrears on each contract anniversary and at the time the contract is surrendered.

/6/The / /Maximum Total Separate Account Annual Expenses assume that the owner elects the Annual Step-Up Death Benefit Rider and Lifetime Income Plus 2007 as a Joint Annuitant contract. If another combination of optional benefits is elected, or if no optional benefit is elected, the total Separate Account annual expenses would be lower.

For information concerning compensation paid for the sale of the contract, see the "Sale of the Contracts" provision of the prospectus.

The next item shows the minimum and maximum total annual operating expenses charged by the Portfolios that you may pay periodically during the time that you own the contract. These are expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

Annual Portfolio Expenses/1/                                                     Minimum Maximum
------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses (before fee waivers or reimbursements)      %       %
------------------------------------------------------------------------------------------------

/1/Expenses are shown as a percentage of Portfolio average daily net assets as of December 31, 2006. The range of expenses above does not show the effect of any fee waiver or expense reimbursement arrangements. The advisers and/or other service providers of certain Portfolios have agreed to waive their fees and/or reimburse the Portfolios' expenses in order to keep the Portfolios' expenses below specified limits. In some cases, these expense limitations are contractual. In other cases, these expense limitations are voluntary and may be terminated at any time. The minimum and maximum Total Annual Portfolio Operating Expenses for all the Portfolios after all fee waivers and expense
  reimbursements are     % and     %, respectively. Please see the prospectus
  for each Portfolio for information regarding the expenses for each Portfolio, including fee reduction and/or expense reimbursement arrangements, if applicable.

Examples

These Examples are intended to help you compare the costs of investing in the contract with the costs of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract and optional rider charges, and Portfolio fees and expenses.

The Examples show the dollar amount of expenses you would bear directly or indirectly if you:

  .  invested $10,000 in the contract for the time periods indicated;

  .  earned a 5% annual return on your investment;

  .  elected Lifetime Income Plus 2007;

  .  elected the Annual Step-Up Death Benefit Rider; and

  .  surrendered your contract at the end of the stated period.

The examples do not reflect any Bonus Credits. If they did, the expenses shown would be higher.

Each Example assumes that the maximum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below. The Example does not include any taxes or tax penalties that may be assessed upon surrender of the contract.

Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
  $            $           $           $

The next Example uses the same assumptions as the prior Example, except that it assumes you decide to annuitize your contract or that you decide not to surrender your contract at the end of the stated time period.

Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
  $            $           $           $

Please remember that you are looking at Examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed. The Examples do not assume that any Portfolio expense waivers or fee reimbursement arrangements are in effect for the periods presented. The above Examples assume:

  . Separate Account charges of 1.85% (deducted daily at an effective annual rate of the assets in the Separate Account);

  . an annual contract maintenance charge of $25 (assumed to be equivalent to 0.25% of the Contract Value);

  . a maximum charge of 2.00% for Lifetime Income Plus 2007 (deducted daily at an effective annual rate of the assets in the Separate Account); and

  . a charge of 0.20% for the Annual Step-Up Death Benefit Rider (deducted annually as a percentage of the Contract Value).

If the optional riders are not elected, or if the contract was a single Annuitant contract, the expense figures shown above would be lower.

SYNOPSIS

What type of contract am I buying? The contract is an individual flexible purchase payment variable deferred annuity contract. We may issue it as a contract qualified ("Qualified Contract") under the Code, or as a contract that is not qualified under the Code ("Non-Qualified Contract"). Because this contract may be used with certain tax qualified retirement plans that offer their own tax deferral benefit, you should consider purchasing the contract for a reason other than tax deferral if you are purchasing this contract as a Qualified Contract. This prospectus only provides disclosure about the contract. Certain features described in this prospectus may vary from your contract. See "The Contract" provision of this prospectus.

How does the contract work? Once we approve your application, we will issue a contract to you. During the accumulation period, you can use your purchase payments to buy Accumulation Units in the Separate Account and purchase interest in the Guarantee Account. Should you decide to receive income payments (annuitize your contract), we will convert all or a portion of the contract being annuitized from Accumulation Units to Annuity Units.

You can choose fixed or variable income payments, unless you are taking income payments pursuant to the election of Payment Optimizer Plus. All income payments made from Payment Optimizer Plus will be made in accordance with the terms of Payment Optimizer Plus. If you choose variable income payments, we will base each periodic income payment upon the number of Annuity Units to which you became entitled at the time you decide to annuitize and on the value of each unit on the date the payment is determined. See "The Contract" and the "Income Payments -- Payment Optimizer Plus" provisions of this prospectus.

What is a Bonus Credit? The Bonus Credit is an amount we add to each purchase payment we receive. We will apply the Bonus Credit to your Contract Value. The amount of the Bonus Credit is based on cumulative purchase payments (adjusted for withdrawals) applied to the contract and depends on whether the purchase payment, when added to previous purchase payments, is within or exceeds a breakpoint. The Bonus Credit will be applied only to the purchase payment that takes cumulative purchase payments (adjusted for withdrawals) over a designated breakpoint. Bonus Credits will be applied as follows:

Cumulative Purchase Payments (adjusted for
withdrawals)                               Bonus Credit
-------------------------------------------------------
           $0 to $249,999                      4.0%
-------------------------------------------------------
           $250,000 to $499,999                4.5%
-------------------------------------------------------
           $500,000 and over                   5.0%

For example, if your first purchase payment is $240,000, we will add 4.0% to the $240,000. If you make a subsequent purchase payment of $100,000, we will add 4.5% to the $100,000, because that purchase payment brought your cumulative purchase payments above the first breakpoint.

Bonus Credits are not considered "purchase payments" for purposes of the contract. In addition, please note that any applicable Bonus Credit will not be included in the Withdrawal Base, Rider Death Benefit or Roll-Up Value, if applicable, if you elected Lifetime Income Plus 2007 or the benefit base if you elected Payment Optimizer Plus. You will have to reset your benefit under the terms of the applicable rider to capture the Bonus Credit or any related earnings in the Withdrawal Base or benefit base. See the "Bonus Credits" provision in this prospectus.

What is the Separate Account? The Separate Account is a segregated asset account established under New York insurance law, and registered with the SEC as a unit investment trust. We allocate the assets of the Separate Account to one or more Subaccounts in accordance with your instructions. We do not charge the assets in the Separate Account with liabilities arising out of any other business we may conduct. Amounts you allocate to the Separate Account will reflect the investment performance of the Portfolios you select. You bear the risk of investment gain or loss with respect to amounts allocated to the Separate Account. See "The Separate Account" provision of this prospectus.

What are my variable investment choices? Through its Subaccounts, the Separate Account uses your purchase payments to purchase shares, at your direction, in one or more Portfolios. In turn, each Portfolio holds securities consistent with its own particular investment objective. See "The Separate Account" provision of this prospectus.

What is the Guarantee Account? We offer fixed investment choices through our Guarantee Account. The Guarantee Account is part of our General Account and pays interest at declared rates we guarantee for selected periods of time. We also guarantee the principal, after any deductions of applicable contract charges. Since the Guarantee Account is part of the General Account, we assume the risk of investment gain or loss on amounts allocated to it.

The Guarantee Account is not part of and does not depend on the investment performance of the Separate Account. You may transfer assets between the Guarantee Account and the Separate Account subject to certain restrictions. The Guarantee Account may not be available in all states. See "The Guarantee Account" and the "Transfers" provisions of this prospectus.

What charges are associated with this contract? Should you take a partial withdrawal or totally surrender your contract before your purchase payments have been in your contract for nine full years, we will assess a surrender charge ranging from 9% to 1%, depending upon how many full years those payments have been in the contract. If your purchase payments have been in your contract for nine full years, the surrender charge reduces to 0%.

For all contracts, we do not assess a surrender charge on any amounts withdrawn that represent gain. You may partially withdraw up to the greater of 10% of purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without being assessed a surrender charge. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. We may also waive the surrender charge under certain conditions. See the "Surrender Charge" provision in this prospectus.

We assess annual contract charges in the aggregate at an effective annual rate of 1.65% against the daily net asset value of the Separate Account. These charges consist of a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.25%. If the contract is a Joint Annuitant contract, we assess an additional Joint Annuitant charge at an effective annual rate of 0.20% against the daily net asset value of the Separate Account. We also charge for the optional riders and benefits. In addition, there is a $25 annual contract maintenance charge that we waive if the Contract Value is more than $40,000 at the time the charge is assessed. For a complete discussion of all charges associated with the contract, see the "Charges and Other Deductions" provision of this prospectus.

If your state assesses a premium tax with respect to your contract, then at the time your contract incurs the tax (or at such other time as we may choose), we will deduct those amounts from purchase payments or your Contract Value, as applicable. See the "Charges and Other Deductions" and "Deductions for Premium Taxes" provisions of this prospectus.

There are expenses associated with the Portfolios. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees and/or service share fees, if applicable. See the "Fee Tables" section in this prospectus. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio in connection with a transfer. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

We pay compensation to broker-dealers who distribute the contracts. For a discussion of this compensation, see the "Sale of the Contracts" provision of this prospectus.

We also offer other variable annuity contracts through the Separate Account (and our other separate accounts) that also invest in the same Portfolios (or many of the same) offered under the contract. These contracts have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these contracts, including a prospectus, contact your registered representative or call (800) 313-5282.

How much must I pay and how often? Subject to certain minimum and maximum payments, the amount and frequency of purchase payments are flexible. See "The Contract --Purchase Payments" provision of this prospectus.

How will my income payments be calculated? We will pay you a monthly income beginning on the Annuity Commencement Date if any Annuitant is still living on that date. You may also decide to take income payments under one of the optional payment plans. We will base your initial payment on the Contract Value and other factors. See the "Income Payments" provision of this prospectus.

What happens if I die before the Annuity Commencement Date? Before the Annuity Commencement Date, if an owner or joint owner dies while the contract is in force, we will treat the designated beneficiary as the sole owner of the contract, subject to certain distribution rules. We may pay a death benefit to the designated beneficiary.

If an Annuitant dies before the Annuity Commencement Date and the owner and Annuitant are different individuals, the owner will become the new Annuitant or, if there are joint owners, the joint owners will become the new Annuitants.

If there are Joint Annuitants, an Annuitant dies before the Annuity Commencement Date, and the owner is a non-natural entity, the contract will become subject to the distribution rules described in this prospectus. If the owner is not a non-natural entity, the selected payment option will end and the Joint Annuitant charge will terminate.

Please see "The Death Benefit" provision of this prospectus. In addition, the terms of the living benefit rider options may modify the rules described in summary above. If you have elected one of these riders, please see the disclosure in this prospectus for the applicable rider for more information.

May I transfer assets among Subaccounts and to and from the Guarantee Account? You may transfer assets among the Subaccounts and you may transfer assets to and from the Guarantee Account. However, there are limitations imposed by your contract on both the number of transfers that may be made per calendar year, as well as limitations on transfer rights.

For transfers among the Subaccounts and transfers to the Subaccounts from the Guarantee Account, the minimum transfer amount is currently $100 or the entire balance in the Subaccount if the transfer will leave a balance of less than $100. See the "Transfers," "Income Payments --Transfers After the Annuity Commencement Date," and "The Guarantee Account" provisions of this prospectus. In addition, if you elect Payment Optimizer Plus or Lifetime Income Plus 2007, the benefits you receive under those riders may be reduced if, after a transfer, your assets are not allocated in accordance with the Investment Strategy as outlined in your rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007" and "Income Payments -- Payment Optimizer Plus" provisions of this prospectus.

May I surrender the contract or take partial withdrawals? Yes, subject to contract requirements and restrictions imposed under certain retirement plans.

If you surrender the contract or take a partial withdrawal, we may assess a surrender charge as discussed above. In addition, you may be subject to income tax and, if you are younger than age 59 1/2 at the time of the surrender or partial withdrawal, a 10% IRS penalty tax. A surrender or a partial withdrawal may also be subject to tax withholding. See the "Tax Matters" provision in this prospectus. A partial withdrawal may reduce the death benefit by the proportion that the partial withdrawal (including any applicable surrender charge and premium tax) reduces your Contract Value. See "The Death Benefit" provision in this prospectus. If you elect Lifetime Income Plus 2007 or Payment Optimizer Plus, partial withdrawals may affect the benefit you receive under that rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007" and "Income Payments -- Payment Optimizer Plus" provisions of this prospectus.

Do I get a free look at this contract? Yes. You have the right to return the contract to us at our Service Center at the address listed on page 1 of this prospectus, and have us cancel the contract within a certain number of days (usually 10 days from the date you receive the contract, but some states require different periods).

If you exercise this right, we will cancel the contract as of the Valuation Day we receive it and send you a refund computed as of that date. Your refund will be computed as follows:

   (1) if your Contract Value has increased or has stayed the same, your refund will equal your Contract Value, minus any Bonus Credits applied, but plus any mortality and expense risk charges and administrative expense charges we deducted on or before the date we received the returned contract;

   (2) if your Contract Value has decreased, your refund will equal your Contract Value, minus any Bonus Credits applied, but plus any mortality and expense risk charges and administrative expense charges we deducted on or before the date we received the returned contract and plus any investment loss, including any charges made by the Portfolios, attributable to Bonus Credits as of the date we received the returned contract; or

   (3) if required by the law of your state, your premium payments minus any partial surrenders you previously have taken.

You receive any gains and we bear any losses attributable to the Bonus Credits during the free look period. We do not assess a surrender charge when your contract is surrendered during the free-look period. See the "Return Privilege" provision in this prospectus for more information.

What optional benefits are available under this contract? We offer certain optional benefits by rider under this prospectus. The riders may not be available in all states.

The "Living Benefit Rider Options." We currently offer two "living benefit rider options" under this prospectus. You may not purchase the riders together or in any combination. Lifetime Income Plus 2007 provides guaranteed withdrawals until the last death of an Annuitant, at least equal to purchase payments, with upside potential, provided you meet certain conditions. Please see the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007" provision of this prospectus for more information about the riders and their features. Payment Optimizer Plus provides for a guaranteed income benefit that is based on the amount of purchase payments you make to your contract. Please see the "Income Payments --Payment Optimizer Plus" provision of this prospectus for more information about the rider and its features.

Each of these riders is available at an additional charge if elected when you apply for the contract.

The Death Benefit Rider Options. We offer the Annual Step-Up Death Benefit Rider as an optional death benefit in addition to the Basic Death Benefit available under the contract.

The Annual Step-Up Death Benefit Rider is available at an additional charge if elected when you apply for the contract. The Basic Death Benefit is provided to you automatically and at no additional charge.

Please see "The Death Benefit" provision of this prospectus for more information about the Basic Death Benefit and the Annual Step-Up Death Benefit Rider.

When are my allocations effective when purchasing this contract? Within two business days after we have received all of the information necessary to process your purchase order, we will allocate your initial purchase payment directly to the Subaccounts that correspond to the Portfolios you choose and to the Guarantee Account if you so elect on your application. For contract owners that have elected Payment Optimizer Plus or Lifetime Income Plus 2007, all purchase payments must be allocated in accordance with the Investment Strategy as outlined in each rider in order to receive the full benefit provided by the rider. See "The Contract -- Allocation of Purchase Payments," the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007," and the "Income
Payments -- Payment Optimizer Plus" provisions of this prospectus.

What are the federal tax implications of my investment in the contract? Generally, all investment earnings under the contract are tax-deferred until withdrawn or until income payments begin. A distribution from the contract, which includes a full surrender or partial withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. See the "Tax Matters" provision of this prospectus.

CONDENSED FINANCIAL INFORMATION

The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Portfolios and the assessment of Separate Account charges which may vary from contract to contract. Please refer to the Statement of Additional Information for more information on the calculation of Accumulation Unit values.

Since the contract was first offered on       , 2007, no condensed financial
information is available.

INVESTMENT RESULTS

At times, the Separate Account may compare its investment results to various unmanaged indices or other variable annuities in reports to beneficial shareholders, sales literature and advertisements. We will calculate the results on a total return basis for various periods, with annual contract charges and with or without surrender charges. Results calculated without surrender charges will be higher.

Total returns assume an initial investment of $1,000 and include the reinvestment of distributions of the Portfolios, the Portfolios' charges and expenses (including 12b-1 or service share fees), and charges associated with the contract, including the mortality and expense risk charge, administrative expense charge, Joint Annuitant charge, and the charges for any optional riders. Premium taxes are not reflected in any of the calculations, but may apply. See the Statement of Additional Information for more information.

FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiary are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information, call (800) 313-5282 or write to our Service Center at the address listed on page 1 of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

THE COMPANY

We are a stock life insurance company that was incorporated in New York on February 23, 1988. We principally offer annuity contracts and life insurance policies. We do business in the State of New York. Our Home Office is located at 666 Third Avenue, 9th Floor, New York, New York 10017. Our Service Center is located at 6610 West Broad Street, Richmond, Virginia, 23230. We are obligated to pay all amounts promised under the contract.

Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. GNA Corporation directly owns the stock of Capital Brokerage Corporation and the Company. GNA Corporation is directly owned by Genworth Financial, Inc., a public company.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

We established the Separate Account as a separate investment account on April
1, 1996. The Separate Account may invest in mutual funds, unit investment trusts, managed separate accounts, and other portfolios. We use the Separate Account to support the contracts as well as for other purposes permitted by law.

Currently, there are multiple Subaccounts of the Separate Account available under the contracts. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding Portfolio of the Funds.

The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the contracts with liabilities arising out of any other business that we may conduct. The assets of the Separate Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the contracts supported by it. Income and both realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, or losses arising out of any other business we may conduct. Guarantees made under the contract, including any rider options, are based on the claims paying ability of the Company to the extent that the amount of the guarantee exceeds the assets available in the Separate Account.

We registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account meets the definition of a Separate Account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC. You assume the full investment risk for all amounts you allocate to the Separate Account.

If permitted by law, we may deregister the Separate Account under the 1940 Act in the event registration is no longer required; manage the Separate Account under the direction of a committee; or combine the Separate Account with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the Separate Account to another separate account.

The Portfolios

There is a separate Subaccount that corresponds to each Portfolio of a Fund offered under the contracts. You decide the Subaccounts to which you allocate purchase payments. However, if you elect Payment Optimizer Plus or Lifetime

Income Plus 2007, the benefits you receive under that rider may be reduced if your assets are not allocated in accordance with the Investment Strategy outlined in each rider.

You currently may change your future purchase payment allocation without penalty or charges. However, there are limitations on the number of transfers that may be made each calendar year. See the "Transfers" provision for additional information. In addition, certain benefits provided by Payment Optimizer Plus or Lifetime Income Plus 2007 may be reduced if allocations are not made in accordance with the prescribed Investment Strategy. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007" and "Income Payments -- Payment Optimizer Plus" provisions of this prospectus.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each Portfolio are separate from other portfolios of a Fund and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate Portfolio and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

Before choosing a Subaccount to allocate your purchase payments and assets, carefully read the prospectus for each Portfolio, along with this prospectus. We summarize the investment objectives of each Portfolio below. There is no assurance that any of the Portfolios will meet these objectives. We do not guarantee any minimum value for the amounts you allocate to the Separate Account. You bear the investment risk of investing in the Portfolios.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

Subaccounts

You may invest in the Subaccounts of the Portfolios listed below in addition to the Guarantee Account at any one time. If you have elected Payment Optimizer Plus or Lifetime Income Plus 2007, the benefits you receive under those riders may be reduced if your assets are not allocated in accordance with the Investment Strategy outlined in each rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007" and "Income Payments -- Payment Optimizer Plus" provisions of this prospectus.


                        Subaccount Investing In                   Investment Objective
                        ------------------------------------------------------------------------
AIM VARIABLE            AIM V.I. Basic Value Fund --     Seeks to provide long-term growth of
INSURANCE FUNDS         Series II shares                 capital.
                        ------------------------------------------------------------------------
                        AIM V.I. Capital Appreciation    Seeks to provide growth of capital.
                        Fund -- Series I shares
                        ------------------------------------------------------------------------
                        AIM V.I. Core Equity Fund --     Seeks to provide growth of capital.
                        Series I shares
                        ------------------------------------------------------------------------
                        AIM V.I. International Growth    Seeks to provide long-term growth of
                        Fund -- Series II shares         capital.
                        ------------------------------------------------------------------------
ALLIANCE BERNSTEIN      AllianceBernstein Global         Long-term growth of capital.
VARIABLE PRODUCTS       Technology Portfolio -- Class B
SERIES FUND, INC.
                        ------------------------------------------------------------------------
                        AllianceBernstein Growth and     Long-term growth of capital.
                        Income Portfolio -- Class B
                        ------------------------------------------------------------------------
                        AllianceBernstein International  Long-term growth of capital.
                        Value Portfolio -- Class B
                        ------------------------------------------------------------------------
                        AllianceBernstein Large Cap      Long-term growth of capital.
                        Growth Portfolio -- Class B
                        ------------------------------------------------------------------------
                        AllianceBernstein Small Cap      Long-term growth of capital.
                        Growth Portfolio -- Class B
                        ------------------------------------------------------------------------
AMERICAN CENTURY        VP Inflation Protection          Pursues long-term total return using a
VARIABLE PORTFOLIOS II, Fund -- Class II                 strategy that seeks to protect against
INC.                                                     U.S. inflation.
                        ------------------------------------------------------------------------
BLACKROCK VARIABLE      BlackRock Basic Value V.I. Fund  Seeks capital appreciation and,
SERIES FUNDS, INC.      -- Class III                     secondarily, income.

                        ------------------------------------------------------------------------
                        BlackRock Global Allocation V.I. Seeks high total investment return.
                        Fund -- Class III



                        ------------------------------------------------------------------------
                        BlackRock Large Cap Growth V.I.  Seeks long-term capital growth.
                        Fund -- Class III

                        ------------------------------------------------------------------------
                        BlackRock Value Opportunities    Seeks long-term capital growth.
                        V.I. Fund -- Class III

                        ------------------------------------------------------------------------
COLUMBIA FUNDS          Columbia Marsico Growth Fund,    The fund seeks long-term growth of
VARIABLE INSURANCE      Variable Series -- Class A       capital.
TRUST I
                        ------------------------------------------------------------------------
                        Columbia Marsico International   The fund seeks long-term growth of
                        Opportunities Fund, Variable     capital.
                        Series -- Class B
                        ------------------------------------------------------------------------

                                          Adviser (and Sub-Adviser(s),
         Investment Objective                    as applicable)
-------------------------------------------------------------------------
Seeks to provide long-term growth of   A I M Advisors, Inc.
capital.
-------------------------------------------------------------------------
Seeks to provide growth of capital.    A I M Advisors, Inc.

-------------------------------------------------------------------------
Seeks to provide growth of capital.    A I M Advisors, Inc.

-------------------------------------------------------------------------
Seeks to provide long-term growth of   A I M Advisors, Inc.
capital.
-------------------------------------------------------------------------
Long-term growth of capital.           Alliance Capital Management, L.P.


-------------------------------------------------------------------------
Long-term growth of capital.           Alliance Capital Management, L.P.

-------------------------------------------------------------------------
Long-term growth of capital.           Alliance Capital Management, L.P.

-------------------------------------------------------------------------
Long-term growth of capital.           Alliance Capital Management, L.P.

-------------------------------------------------------------------------
Long-term growth of capital.           Alliance Capital Management, L.P.

-------------------------------------------------------------------------
Pursues long-term total return using a American Century Investment strategy that seeks to protect against Management, Inc.
U.S. inflation.
-------------------------------------------------------------------------
Seeks capital appreciation and,        BlackRock Advisors, LLC
secondarily, income.                   (subadvised by BlackRock
                                       Investment Management, LLC)
-------------------------------------------------------------------------
Seeks high total investment return.    BlackRock Advisors, LLC
       (subadvised by BlackRock
                                       Investment Management, LLC and
                                       BlackRock Asset Management U.K.
                                       Limited)
-------------------------------------------------------------------------
Seeks long-term capital growth.        BlackRock Advisors, LLC
       (subadvised by BlackRock
                                       Investment Management, LLC)
-------------------------------------------------------------------------
Seeks long-term capital growth.        BlackRock Advisors, LLC
       (subadvised by BlackRock
                                       Investment Management, LLC)
-------------------------------------------------------------------------
The fund seeks long-term growth of     Columbia Management Advisors,
capital.                               LLC (subadvised by Marsico Capital
                Management, LLC)
-------------------------------------------------------------------------
The fund seeks long-term growth of     Columbia Management Advisors,
capital.                               LLC (subadvised by Marsico Capital
       Management, LLC)
-------------------------------------------------------------------------


                     Subaccount Investing In                     Investment Objective
                     ---------------------------------------------------------------------------
EATON VANCE          VT Floating-Rate Income Fund      Seeks high current income.
VARIABLE TRUST
                     ---------------------------------------------------------------------------
                     VT Worldwide Health Sciences      Seeks long-term capital growth by
                     Fund                              investing in a worldwide and
                                                       diversified portfolio of health sciences
                                                       companies.
                     ---------------------------------------------------------------------------
EVERGREEN VARIABLE   Evergreen VA Omega                Seeks long-term capital growth.
ANNUITY TRUST        Fund -- Class 2
                     ---------------------------------------------------------------------------
FEDERATED            Federated High Income Bond        Seeks high current income by
INSURANCE SERIES     Fund II -- Service Shares         investing in lower-rated corporate debt
                                                       obligations, commonly referred to as
                                                       "junk bonds."
                     ---------------------------------------------------------------------------
                     Federated Kaufmann Fund II --     Seeks capital appreciation.
                     Service Shares


                     ---------------------------------------------------------------------------
FIDELITY(R) VARIABLE VIP Balanced Portfolio -- Service Seeks income and capital growth
INSURANCE PRODUCTS   Class 2                           consistent with reasonable risk.
FUND
                     ---------------------------------------------------------------------------
                     VIP Contrafund(R) Portfolio --    Seeks long-term capital appreciation.
                     Service Class 2





                     ---------------------------------------------------------------------------
                     VIP Dynamic Capital               Seeks capital appreciation.
                     Appreciation Portfolio -- Service
                     Class 2




                     ---------------------------------------------------------------------------
                     VIP Equity-Income Portfolio --    Seeks reasonable income. The fund
                     Service Class 2                   will also consider the potential for
                                                       capital appreciation. The fund's goal is
                                                       to achieve a yield which exceeds the
                                                       composite yield on the securities
                                                       comprising the Standard & Poors
                                                       500/SM/ Index (S&P 500(R)).
                     ---------------------------------------------------------------------------
                     VIP Growth Portfolio --           Seeks to achieve capital appreciation.
                     Service Class 2

                     ---------------------------------------------------------------------------
                     VIP Growth & Income               Seeks high total return through a
                     Portfolio -- Service Class 2      combination of current income and
                                                       capital appreciation.



                     ---------------------------------------------------------------------------
                     VIP Mid Cap Portfolio -- Service  Seeks long-term growth of capital.
                     Class 2





                     ---------------------------------------------------------------------------

                                             Adviser (and Sub-Adviser(s),
          Investment Objective                      as applicable)
------------------------------------------------------------------------------
Seeks high current income.               Eaton Vance Management

------------------------------------------------------------------------------
Seeks long-term capital growth by        OrbiMed Advisors LLC
investing in a worldwide and
diversified portfolio of health sciences
companies.
------------------------------------------------------------------------------
Seeks long-term capital growth.          Evergreen Investment Management
 Company, LLC
------------------------------------------------------------------------------
Seeks high current income by             Federated Investment Management
investing in lower-rated corporate debt  Company
obligations, commonly referred to as
"junk bonds."
------------------------------------------------------------------------------
Seeks capital appreciation.              Federated Equity Management
        Company of Pennsylvania
                                         (subadvised by Federated Global
                                         Investment Management Corp.)
------------------------------------------------------------------------------
Seeks income and capital growth          Fidelity Management & Research
consistent with reasonable risk.         Company

------------------------------------------------------------------------------
Seeks long-term capital appreciation.    Fidelity Management & Research
        Company (subadvised by Fidelity
                                         Management & Research (U.K.)
                                         Inc., Fidelity Management &
                                         Research (Far East) Inc., Fidelity
                                         Investments Japan Limited and FMR
                                         Co., Inc.)
------------------------------------------------------------------------------
Seeks capital appreciation.              Fidelity Management & Research
        Company (subadvised by Fidelity
        Management & Research (U.K.)
                                         Inc., Fidelity Management &
                                         Research (Far East) Inc., Fidelity
                                         Investments Japan Limited and FMR
                                         Co., Inc.)
------------------------------------------------------------------------------
Seeks reasonable income. The fund        Fidelity Management & Research
will also consider the potential for     Company (subadvised by FMR Co.,
capital appreciation. The fund's goal is Inc.)
to achieve a yield which exceeds the
composite yield on the securities
comprising the Standard & Poors
500/SM/ Index (S&P 500(R)).
------------------------------------------------------------------------------
Seeks to achieve capital appreciation.   Fidelity Management & Research
        Company (subadvised by FMR Co.,
                                         Inc.)
------------------------------------------------------------------------------
Seeks high total return through a        Fidelity Management & Research
combination of current income and        Company (subadvised by Fidelity
capital appreciation.                    Management & Research (U.K.) Inc.,
                                         Fidelity Management & Research
                                         (Far East) Inc., Fidelity Investments
                                         Japan Limited and FMR Co., Inc.)
------------------------------------------------------------------------------
Seeks long-term growth of capital.       Fidelity Management & Research
        Company (subadvised by Fidelity
                                         Management & Research (U.K.)
                                         Inc., Fidelity Management &
                                         Research (Far East) Inc., Fidelity
                                         Investments Japan Limited and FMR
                                         Co., Inc.)
------------------------------------------------------------------------------

                                                                                                Adviser (and Sub-Adviser(s),
                   Subaccount Investing In                     Investment Objective                    as applicable)
                   ------------------------------------------------------------------------------------------------------------
                   VIP Value Strategies Portfolio -- Seeks capital appreciation.              Fidelity Management & Research
                   Service Class 2                                                            Company (subadvised by FMR Co.,
                                                                                              Inc.)
                   ------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON Franklin Income Securities        Seeks to maximize income while           Franklin Advisers, Inc.
VARIABLE INSURANCE Fund -- Class 2 Shares            maintaining prospects for capital
PRODUCTS TRUST                                       appreciation. The fund normally
                                                     invests in both equity and debt
                                                     securities. The fund seeks income by
                                                     investing in corporate, foreign and
                                                     U.S. Treasury bonds as well as stocks
                                                     with dividend yields the manager
                                                     believes are attractive.
                   ------------------------------------------------------------------------------------------------------------
                   Mutual Shares Securities Fund --  Seeks capital appreciation, with         Franklin Mutual Advisers, LLC
                   Class 2 Shares                    income as a secondary goal. The fund
                                                     normally invests mainly in equity
                                                     securities that the manager believes are
                                                     undervalued. The fund normally
                                                     invests primarily in undervalued stocks
                                                     and to a lesser extent in risk arbitrage
                                                     securities and distressed companies.

                   ------------------------------------------------------------------------------------------------------------
                   Templeton Growth Securities       Seeks long-term capital growth. The      Templeton Global Advisors Limited
                   Fund -- Class 2 Shares            fund normally invests primarily in
                                                     equity securities of companies located
                                                     anywhere in the world, including those
                                                     in the U.S. and in emerging markets.
                   ------------------------------------------------------------------------------------------------------------
GE INVESTMENTS     Income Fund                       Seeks maximum income consistent          GE Asset Management Incorporated
FUNDS, INC.                                          with prudent investment management
                                                     and the preservation of capital.
                   ------------------------------------------------------------------------------------------------------------
                   Mid-Cap Equity Fund               Seeks long-term growth of capital and    GE Asset Management Incorporated
                                                     future income.
                   ------------------------------------------------------------------------------------------------------------
                   Money Market Fund/1/              Seeks a high level of current income     GE Asset Management Incorporated
                                                     consistent with the preservation of
                                                     capital and maintenance of liquidity.
                   ------------------------------------------------------------------------------------------------------------
                   Premier Growth Equity Fund        Seeks long-term growth of capital and    GE Asset Management Incorporated
                                                     future income rather than current
                                                     income.
                   ------------------------------------------------------------------------------------------------------------
                   Real Estate Securities Fund       Seeks maximum total return through       GE Asset Management Incorporated
                                                     current income and capital               (subadvised by Urdang Securities
                                                     appreciation.                            Management, Inc.)
                   ------------------------------------------------------------------------------------------------------------
                   S&P 500(R) Index Fund/2/          Seeks growth of capital and              GE Asset Management Incorporated
                                                     accumulation of income that              (subadvised by SSgA Funds
                                                     corresponds to the investment return of  Management, Inc.)
                                                     S&P's 500 Composite Stock Index.

                   ------------------------------------------------------------------------------------------------------------

                    /1/ During extended periods of low interest rates, the
                        yields of the Money Market Fund may become extremely low and possibly negative.

                    /2/ "Standard & Poor's," "S&P," and "S&P 500" are
                        trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by GE Asset Management Incorporated. The S&P 500(R) Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this portfolio or the Policy.

                                                                                                  Adviser (and Sub-Adviser(s),
                   Subaccount Investing In                      Investment Objective                     as applicable)
                   --------------------------------------------------------------------------------------------------------------
                   Small-Cap Equity Fund              Seeks long-term growth of capital.        GE Asset Management Incorporated
                                                                                                (subadvised by Palisade Capital
                                                                                                Management, L.L.C.)
                   --------------------------------------------------------------------------------------------------------------
                   Total Return Fund -- Class 3       Seeks the highest total return,           GE Asset Management Incorporated
                   Shares                             composed of current income and
                                                      capital appreciation, as is consistent
                                                      with prudent investment risk.
                   --------------------------------------------------------------------------------------------------------------
                   U.S. Equity Fund                   Seeks long-term growth of capital.        GE Asset Management Incorporated
                   --------------------------------------------------------------------------------------------------------------
                   Value Equity Fund                  Seeks long-term growth of capital and     GE Asset Management Incorporated
                                                      future income.
                   --------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES Balanced Portfolio -- Service      Seeks long-term capital growth,           Janus Capital Management LLC
                   Shares                             consistent with preservation of capital
                                                      and balanced by current income.

                   --------------------------------------------------------------------------------------------------------------
                   Forty Portfolio -- Service Shares  A non-diversified portfolio/1/ that seeks Janus Capital Management LLC long-term growth of capital.
                   --------------------------------------------------------------------------------------------------------------
LEGG MASON         Legg Mason Partners Variable All   Seeks capital appreciation through        Legg Mason Partners Fund Advisor,
PARTNERS VARIABLE  Cap Portfolio -- Class II          investment in securities which the        LLC (subadvised by CAM North
PORTFOLIOS I, INC.                                    managers believe have above-average       America, LLC)
                                                      capital appreciation potential.
                   --------------------------------------------------------------------------------------------------------------
                   Legg Mason Partners Variable       Seeks to obtain above-average income      Legg Mason Partners Fund Advisor,
                   Total Return Portfolio -- Class II (compared to a portfolio entirely         LLC (subadvised by CAM North
                                                      invested in equity securities). The       America, LLC and Western Asset
                                                      portfolio's secondary objective is to     Management Company)
                                                      take advantage of opportunities to
                                                      achieve growth of capital and income.

                   --------------------------------------------------------------------------------------------------------------
LEGG MASON         Legg Mason Partners Variable       Seeks capital appreciation.               Legg Mason Partners Fund Advisor,
PARTNERS VARIABLE  Aggressive Growth Fund --                                                    LLC (subadvised by CAM North
PORTFOLIOS II      Class II                                                                     America, LLC)
                   --------------------------------------------------------------------------------------------------------------
MFS(R) VARIABLE    MFS(R) Investors Growth Stock      Seeks long-term growth of capital and     Massachusetts Financial Services
INSURANCE TRUST    Series -- Service Class Shares     future income rather than current         Company
                                                      income.
                   --------------------------------------------------------------------------------------------------------------
                   MFS(R) Investors Trust Series --   Seeks long-term growth of capital and     Massachusetts Financial Services
                   Service Class Shares               secondarily reasonable current income.    Company

                   --------------------------------------------------------------------------------------------------------------
                   MFS(R) Total Return Series --      Seeks above-average income.               Massachusetts Financial Services
                   Service Class Shares               Reasonable opportunity for growth of      Company
                                                      capital and income is a secondary
                                                      objective.
                   --------------------------------------------------------------------------------------------------------------
                   MFS(R) Utilities Series -- Service Seeks capital growth and current          Massachusetts Financial Services
                   Class Shares                       income.                                   Company
                   --------------------------------------------------------------------------------------------------------------

                    /1/ A/  /non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and the net asset value of a non-diversified portfolio than a diversified portfolio.

                                                                                             Adviser (and Sub-Adviser(s),
                 Subaccount Investing In                     Investment Objective                   as applicable)
                 ---------------------------------------------------------------------------------------------------------
OPPENHEIMER      Oppenheimer Balanced Fund/        Seeks a high total investment return,     OppenheimerFunds, Inc.
VARIABLE ACCOUNT VA -- Service Shares              which includes current income and
FUNDS                                              capital appreciation in the value of its
                                                   shares.
                 ---------------------------------------------------------------------------------------------------------
                 Oppenheimer Capital               Seeks capital appreciation by investing   OppenheimerFunds, Inc.
                 Appreciation Fund/VA -- Service   in securities of well-known,
                 Shares                            established companies.
                 ---------------------------------------------------------------------------------------------------------
                 Oppenheimer Global Securities     Seeks long-term capital appreciation      OppenheimerFunds, Inc.
                 Fund/VA -- Service Shares         by investing a substantial portion of its
                                                   assets in securities of foreign issuers,
                                                   "growth type" companies, cyclical
                                                   industries and special situations that
                                                   are considered to have appreciation
                                                   possibilities.

                 ---------------------------------------------------------------------------------------------------------
                 Oppenheimer Main Street           Seeks high total return (which includes   OppenheimerFunds, Inc.
                 Fund/VA -- Service Shares         growth in the value of its shares as
                                                   well as current income) from equity
                                                   and debt securities.
                 ---------------------------------------------------------------------------------------------------------
                 Oppenheimer Main Street Small     Seeks capital appreciation.               OppenheimerFunds, Inc.
                 Cap Fund/VA -- Service Shares
                 ---------------------------------------------------------------------------------------------------------
                 Oppenheimer MidCap Fund/          Seeks capital appreciation by investing   OppenheimerFunds, Inc.
                 VA -- Service Shares              in "growth type" companies.

                 ---------------------------------------------------------------------------------------------------------
PIMCO VARIABLE   All Asset Portfolio -- Advisor    Seeks maximum real return consistent      Pacific Investment Management
INSURANCE TRUST  Class Shares                      with preservation of real capital and     Company LLC
                                                   prudent investment management.

                 ---------------------------------------------------------------------------------------------------------
                 High Yield Portfolio --           Seeks maximum total return,               Pacific Investment
                 Administrative Class Shares       consistent with preservation of capital   Management Company LLC
                                                   and prudent investment management.
                                                   Invests at least 80% of its assets in a
                                                   diversified portfolio of high yield
                                                   securities ("junk bonds") rated below
                                                   investment grade but rated at least Caa
                                                   by Moody's or CCC by S&P, or, if
                                                   unrated, determined by PIMCO to be
                                                   of comparable quality, subject to a
                                                   maximum of 5% of total assets in
                                                   securities rated Caa by Moody's or
                                                   CCC by S&P, or, if unrated,
                                                   determined by PIMCO to be of
                                                   comparable quality.

                 ---------------------------------------------------------------------------------------------------------
                 Long-Term U.S. Government         Seeks maximum total return,               Pacific Investment
                 Portfolio -- Administrative Class consistent with preservation of capital   Management Company LLC
                 Shares                            and prudent investment management.

                 ---------------------------------------------------------------------------------------------------------
                 Low Duration Portfolio --         Seeks maximum total return,               Pacific Investment
                 Administrative Class Shares       consistent with preservation of capital   Management Company LLC
                                                   and prudent investment management.

                 ---------------------------------------------------------------------------------------------------------
                 Total Return Portfolio --         Seeks maximum total return,               Pacific Investment
                 Administrative Class Shares       consistent with preservation of capital   Management Company LLC
                                                   and prudent investment management.

                 ---------------------------------------------------------------------------------------------------------

                                                                                                 Adviser (and Sub-Adviser(s),
                      Subaccount Investing In                   Investment Objective                    as applicable)
                      ----------------------------------------------------------------------------------------------------------
THE PRUDENTIAL SERIES Jennison Portfolio -- Class II    Seeks long-term growth of capital.    Prudential Investments LLC
FUND                                                                                          (subadvised by Jennison Associates
                                                                                              LLC)
                      ----------------------------------------------------------------------------------------------------------
                      Jennison 20/20 Focus Portfolio -- Seeks long-term growth of capital.    Prudential Investments LLC
                      Class II                                                                (subadvised by Jennison Associates
                                                                                              LLC)
                      ----------------------------------------------------------------------------------------------------------
                      Natural Resources Portfolio --    Seeks long-term growth of capital.    Prudential Investments LLC
                      Class II                                                                (subadvised by Jennison Associates
                                                                                              LLC)
                      ----------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE       Comstock Portfolio -- Class II    Seeks capital growth and income       Van Kampen Asset Management
INVESTMENT TRUST      Shares                            through investments in equity
                                                        securities, including common stocks,
                                                        preferred stocks and securities
                                                        convertible into common and preferred
                                                        stocks.
                      ----------------------------------------------------------------------------------------------------------
                      Strategic Growth Portfolio --     Seeks capital appreciation.           Van Kampen Asset Management
                      Class II Shares
                      ----------------------------------------------------------------------------------------------------------

Not all of these Portfolios may be available in all states.

We will purchase shares of the Portfolios at net asset value and direct them to the appropriate Subaccounts. We will redeem sufficient shares of the appropriate Portfolios at net asset value to pay death benefits, surrender proceeds, and partial withdrawals; to make income payments; or for other purposes described in the contract. We automatically reinvest all dividend and capital gain distributions of the Portfolios in shares of the distributing Portfolios at their net asset value on the date of distribution. In other words, we do not pay Portfolio dividends or Portfolio distributions out to owners as additional units, but instead reflect them in unit values.

Shares of the Portfolios are not sold directly to the general public. They are sold to us and may be sold to other insurance companies that issue variable annuity contracts and variable life insurance policies. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its Portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its Portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's board of directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectuses for the Portfolios for additional information.

We reserve the right, within the law, to make additions, deletions and substitutions for the Portfolios of the Funds. We may substitute shares of other Portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a Portfolio should no longer be available, or if investment in any Portfolio's shares should become inappropriate for the purposes of the contract, in the judgment of our management. The new Portfolios may have higher fees and charges than the ones they replaced. No substitution or deletion will be made without prior notice to you in accordance with the 1940 Act.

We also reserve the right to establish additional Subaccounts, each of which would invest in a separate Portfolio of a Fund, or in shares of another investment company, with a specified investment objective. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant. We will not eliminate a Subaccount without prior notice to you and, if required, before approval of the SEC. Not all Subaccounts may be available to all classes of contracts.

There are a number of factors that are considered when deciding what Portfolios are made available in your variable annuity contract. Such factors include:
(i) the Portfolio's investment objective; (ii) the Portfolio's performance history; (iii) the Portfolio's holdings and the strategies the Portfolio uses to try and meet its objectives; and (iv) the Portfolio's servicing agreement.

The investment objective is critical because we want to have an array of Portfolios with diverse objectives so that an investor may diversify his or her investment holdings, from a conservative to an aggressive investment portfolio, depending on the advice of his or her investment adviser and risk assessment. When selecting a Portfolio for our products, we also want to make sure that the Portfolio has a strong performance history when compared to its peers and that its holdings and strategies are consistent with its objectives. Finally, it is important for us to be able to provide you with a wide array of the services that facilitate your investment program relating to your allocation in Subaccounts that invest in the underlying Portfolios.

We have entered into agreements with either the investment adviser or distributor of each of the Funds and/or, in certain cases, a Portfolio, under which the Portfolio, the adviser or distributor pays us a fee for administrative and other services we provide relating to the Portfolios. Such administrative services we provide include but are not limited to: accounting transactions for variable owners and then providing one daily purchase and sale order on behalf of each Portfolio; providing copies of Portfolio prospectuses, Statements of Additional Information and any supplements thereto; mailing proxy voting information, gathering the information and providing vote totals to the Portfolio on behalf of our owners; and providing customer service on behalf of the Portfolios. The fees are based on a percentage of the average annual aggregate net amount we have invested in the Portfolio on behalf of the Separate Account and other separate accounts funding certain variable insurance contracts that we and our affiliates issue. These percentages differ, and some Portfolios, investment advisers or distributors pay us a greater percentage than other advisers or distributors based on the level of administrative and other services provided.

We will not realize a profit from payments received directly from a Portfolio, but we may realize a profit from payments received from the adviser and/or the distributor for providing these services and, if we do, we may use such profit for any purpose, including distribution of the contracts. The amount received from certain Portfolios for the assets allocated to the Portfolios from our
separate accounts during 2006 ranged from   % to   %. The Portfolios that pay a
service fee to us are:

   Columbia Funds Variable Insurance Trust I:
       Columbia Marsico Growth Fund, Variable Series --Class A
       Columbia Marsico International Opportunities Fund, Variable Series -- Class B
   Eaton Vance Variable Trust:
       VT Floating-Rate Income Fund
       VT Worldwide Health Sciences Fund
   Evergreen Variable Annuity Trust:
       Evergreen VA Omega Fund -- Class 2
   PIMCO Variable Insurance Trust:
       All Asset Portfolio -- Advisor Class Shares
       High Yield Portfolio -- Administrative Class Shares
       Long-Term U.S. Government Portfolio --Administrative Class Shares Low Duration Portfolio -- Administrative Class Shares
       Total Return Portfolio -- Administrative Class Shares
   The Prudential Series Fund:
       Jennison Portfolio -- Class II
       Jennison 20/20 Portfolio -- Class II
       Natural Resources Portfolio -- Class II

The amount received from the adviser and/or the distributor for the assets allocated to the Portfolios from our separate accounts during 2006 ranged from
  % to   %. Payment of these amounts is not an additional charge to you by the
Funds or by us, but comes from the Fund's investment adviser or distributor.

In addition to the asset-based payments for administrative and other services described above, the investment adviser or the distributor of the Fund may also pay us, or our affiliate Capital Brokerage Corporation, to participate in periodic sales meetings, for expenses relating to the production of promotional sales literature, and for other expenses or services. The amount paid to us, or our affiliate Capital Brokerage Corporation, may be significant. Payments to participate in sales meetings may provide a Fund's investment adviser or distributor with greater access to our internal and external wholesalers to provide training, marketing support and educational presentations.

In consideration of services provided and expenses incurred by Capital Brokerage Corporation in distributing shares of the Funds, Capital Brokerage Corporation also receives 12b-1 fees from AIM Variable Insurance Funds, AllianceBernstein Variable Products Series Fund, Inc., American Century Variable Portfolios II, Inc., BlackRock Variable Series Funds, Inc., Columbia Funds Variable Insurance Trust I, Eaton Vance Variable Trust, Evergreen Variable Annuity Trust, Federated Insurance Series, Fidelity Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Trust, GE Investments Funds, Inc., Janus Aspen Series, Legg Mason Partners Variable Portfolios I, Inc., Legg Mason Partners Variable Portfolios II, MFS(R) Variable Insurance Trust, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, The Prudential Series Fund and Van Kampen Life Investment Trust. See the "Fee Tables" section of this prospectus and the Fund prospectuses. These
payments range up to   % of separate account assets invested in the particular
Portfolio.

Voting Rights

As required by law, we will vote the shares of the Portfolios held in the Separate Account at special shareholder meetings based on instructions from you. However, if the law changes and we are permitted to vote in our own right, we may elect to do so.

Whenever a Fund calls a shareholder meeting, owners with voting interests in a Portfolio will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Persons having a voting interest in the Portfolio will be provided with proxy voting materials, reports, other materials, and a form with which to give voting instructions.

We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

We will vote Portfolio shares for which no instructions are received (or instructions are not received timely) in the same proportion to those that are received. We will apply voting instructions to abstain on any item to be voted on a pro rata basis to reduce the number of votes eligible to be cast.

Asset Allocation Program

The following is a general description of the Asset Allocation Program available under the contract. A complete description is available in the brochure for the program. The program may be referred to as "Efficient Edge" in the brochure or other materials.

General

The Asset Allocation Program is an asset allocation service that we make available at no additional charge for use within the contract. Asset allocation is an investment strategy for distributing assets among asset classes to help attain an investment goal. For your contract, the Asset Allocation Program can help with decisions you need to make about how to allocate your Contract Value among available Subaccounts (and their corresponding Portfolios). The theory behind an asset allocation strategy is that diversification among asset classes can help reduce volatility over the long term.

Genworth Financial Asset Management, Inc. ("GFAM"), one of our affiliates, provides investment advice for the Asset Allocation Program. GFAM is an investment adviser that is registered under the Investment Advisers Act of 1940. As part of the Asset Allocation Program, GFAM has developed five asset allocation models ("Asset Allocation Models" or "Models"), each based on different profiles of an investor's investment time horizon and willingness to accept investment risk. The Asset Allocation Models are designed for use in two different circumstances, as discussed below.

  . Certain of the optional riders available for purchase under the contract are designed to provide protection against market downturns. To ensure that contract owners' assets protected under one of these riders are invested in accordance with an investment strategy involving an appropriate level of risk, we require the assets to be invested only in an Investment Strategy. Asset Allocation Model C can be elected as the Investment Strategy by contract owners that purchase one of Lifetime Income Plus 2007 or Payment Optimizer Plus.

  . Contract owners that do not purchase Life Income Plus 2007 or Payment Optimizer Plus may also elect to participate in the Asset Allocation Program. These contract owners may choose any one of the five available Asset Allocation Models.

If you elect to participate in the Asset Allocation Program, your initial purchase payment will be allocated to the Subaccounts corresponding to the Portfolios in the Asset Allocation Model you select. Any subsequent purchase payments you make will also be allocated accordingly, unless you instruct us otherwise in writing.

If you participate in the Asset Allocation Program, GFAM will serve as your investment adviser solely for the purposes of the development of the Asset Allocation Models and periodic updates of the Models. On a periodic basis (generally annually but not more than quarterly, unless determined to be necessary or appropriate by GFAM), the Asset Allocation Models are updated as discussed below. If you elect to participate in the Asset Allocation Program, we will reallocate your Contract Value or purchase payments, as applicable, in accordance with the Model you select as it is updated from time to time based on limited discretionary authority that you grant to us, unless you instruct us otherwise. For more information on GFAM's role as investment adviser for the Asset Allocation Program, you may review GFAM's disclosure brochure, which will be delivered to you at the time you apply for a contract. Please contact us if you would like to receive a copy of this brochure. We may change the investment adviser that we use to develop and periodically update the Asset Allocation Models, or to the extent permissible under applicable law, use no investment adviser at all. We may perform certain administrative functions on behalf of GFAM. However, we are not registered as an investment adviser and are not providing any investment advice in making the Asset Allocation Program available to contract owners.

The Asset Allocation Models

There are five Asset Allocation Models, each comprised of a carefully selected combination of Portfolios offered under the contract. Development of the Asset Allocation Models involves a multi-step process designed to optimize the selection of Portfolios, for a given level of risk tolerance, in an effort to maximize returns and limit the effects of market volatility.

Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility and potentially enhance returns over the long term. An asset class may be a category of investments having similar characteristics, such as stocks and other equity investments, and bonds and other fixed income investments. There may also be further divisions within asset classes, such as divisions according to the size of the issuer (e.g., large cap, mid cap, or small cap), the type of issuer (e.g., government, municipal, or corporate), or the location of the issuer (e.g., domestic or foreign). GFAM has identified target allocations, between equities and fixed income investments, for the level of risk, investment time horizon and investment objective specified for each of the five Models. In addition to these allocations, GFAM also conducts an optimization analysis to determine the appropriate further breakdown of asset classes for each Asset Allocation Model.

Next, after the asset class exposures are known for each Asset Allocation Model, a determination is made as to how available Portfolios can be used to implement the asset class allocations. The Portfolios are selected by evaluating asset classes represented by each Portfolio and combining Portfolios to arrive at the desired asset class exposures. GFAM considers various factors in selecting the Portfolios for each Asset Allocation Model, including historical returns-based style analysis and asset performance and multiple regression analyses, as well as qualitative assessments of a Portfolio's portfolio manager and expected future market and economic conditions. In addition, GFAM may consider (but is not obligated to follow) recommendations we may make regarding what Portfolios to use. These recommendations may be based on various factors, including whether the investment adviser or distributor of a Portfolio pays us a fee for certain administrative and other services we provide relating to the Portfolio, and whether our affiliate Capital Brokerage Corporation receives 12b-1 fees from the Portfolio. Based on this analysis, Portfolios are selected in a manner that is intended to optimize potential returns of each Model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of a Portfolio in a Model based on its specific asset class exposure or other specific optimization factors, even when another Portfolio may have better investment performance.

Periodic Updates of Asset Allocation Models and Notices of Updates

Each of the Asset Allocation Models is evaluated periodically (generally annually but not more than quarterly, unless determined to be necessary or appropriate by GFAM to assess whether the combination of Portfolios within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result of such periodic analysis, each Model may change, such as by revising the percentages allocated to such Portfolio. In addition, Portfolios may be added to a Model (including Portfolios not currently available in the contract), or Portfolios may be deleted from a Model.

When your Asset Allocation Model is updated, we will reallocate your Contract Value (and subsequent purchase payments, if applicable) in accordance with any changes to the Model you have selected. This means the allocation of your Contract Value, and potentially the Portfolios in which you are invested, will change and your Contract Value (and subsequent purchase payments, if applicable) will be reallocated among the Portfolios in your updated Model (independently of monthly rebalancing, as discussed below).

When Asset Allocation Models are to be updated, we will send you written notice of the updates to the Models at least 30 days in advance of the date the updated version of the Model is intended to be effective. Contract owners purchasing contracts who elect to participate in the Asset Allocation Program within the two-week period prior to a date that Asset Allocation Models are to be updated, will be provided with information regarding the composition of both the current Asset Allocation Model as well as the proposed changes to the Model. You should carefully review these notices. If you wish to accept the changes to your selected Model, you will not need to take any action, as your Contract Value (and subsequent purchase payments, if applicable) will be reallocated in accordance with the updated Model. If you do not wish to accept the changes to your selected Model, you have the following alternatives. If you elected Lifetime Income Plus 2007 or Payment Optimizer Plus, you can transfer your Contract Value to one or more of the Designated Subaccounts (as described in the sections of this prospectus discussing the riders), or you can notify us in writing that you have elected to reject the change. If you reject the change and, as a result, your total Contract Value is no longer invested in accordance with the prescribed Investment Strategy, your benefits under the applicable rider will be reduced by 50%.

If you did not elect Lifetime Income Plus 2007 or Payment Optimizer Plus, you may change to a different Asset Allocation Model or reject the change.

If you choose to reject a change in an Asset Allocation Model in accordance with the procedures described above, you create your own portfolio (a "self-directed portfolio"), you have terminated your advisory relationship with GFAM and GFAM provides no investment advice related to the creation of a self-directed portfolio. Further, once you have rejected a change in a Model, you are considered to have elected to reject all future changes in the Model. Therefore, if you reject a Model change and thereby create a self-directed portfolio, you will not receive a periodic review of or changes to your portfolio, as would be provided by GFAM with respect to the Asset Allocation Models. You will, however, continue to receive written materials from GFAM about any changes proposed to be made to the Models, and you can notify us in writing to allocate your Contract Value in accordance with such changes.

Selecting an Asset Allocation Model

For contract owners who have not elected Lifetime Income Plus 2007 or Payment Optimizer Plus.

If you purchase Lifetime Income Plus 2007 or Payment Optimizer Plus and elect to participate in the Asset Allocation Program, you are required to allocate your Contract Value (and subsequent purchase payments, if applicable) to Asset Allocation Model C. If you elect to participate in the Asset Allocation Program and you have not elected Lifetime Income Plus 2007 or Payment Optimizer Plus, you must choose one of the five available Models for your allocations. We will not make this decision, nor will GFAM. The following paragraph provides some information you may want to consider in making this decision.

You should consult with your registered representative on your decision regarding what Asset Allocation Model to select. Your registered representative can assist you in determining which Model may be best suited to your financial needs, investment time horizon, and willingness to accept investment risk, and can help you complete the proper forms to participate in the Asset Allocation Program. You should also periodically review these factors with your registered representative to consider whether you should change Models (or, if you have purchased Lifetime Income Plus 2007 or Payment Optimizer Plus, whether you should transfer your Contract Value to one or more of the Designated Subaccounts) to reflect any changes in your personal circumstances. Your registered representative can help you complete the proper forms to change to a different Model or transfer to Designated Subaccounts.

You may, in consultation with your registered representative, utilize an investor profile questionnaire we make available, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. However, even if you utilize the investor profile questionnaire, it is your decision, in consultation with your registered representative, which Model to choose initially or whether to change to a different Model or transfer to Designated Subaccounts, as the case may be, at a later time. Neither we nor GFAM bear any responsibility for this decision. You may change to a different Model or transfer to Designated Subaccounts, as the case may be, at any time with a proper written request or by telephone or electronic instructions provided a valid telephone/electronic authorization is on file with us.

Monthly Rebalancing

Each calendar month (on the "monthly anniversary" of your Contract Date), and on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, we rebalance your Contract Value to maintain the Subaccounts and their corresponding Portfolios, and the relative percentages of the Subaccounts, for your selected Asset Allocation Model. This monthly rebalancing takes account of:

  . increases and decreases in Contract Value in each Subaccount due to Subaccount performance; and

  . increases and decreases in Contract Value in each Subaccount due to Subaccount transfers, withdrawals (particularly if taken from specific Subaccounts you have designated), and purchase payments (particularly if allocated to specific Subaccounts you have designated).

The first monthly rebalancing will occur on the first "monthly anniversary" of the Contract Date.

We will not rebalance self-directed portfolios (discussed above) unless the contract owner elects the Portfolio Rebalancing program. For self-directed portfolios, future purchase payments for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of their Asset Allocation Model. Accordingly, if you have a self-directed portfolio you should consider providing specific allocation instructions with each purchase payment or contacting us to update your default allocation instructions.

Quarterly Reports

If you elect to participate in the Asset Allocation Program, you will be sent quarterly reports that provide information about the Subaccounts within your Model, as part of your usual quarterly statement. Information concerning the current Models is described below.

Risks

Although the Asset Allocation Models are designed to optimize returns given the various levels of risk, there is no assurance that a Model portfolio will not lose money or not experience volatility. Investment performance of your Contract Value could be better or worse by participating in an Asset Allocation Model than if you had not participated. A Model may perform better or worse than any single Portfolio, Subaccount or asset class or other combinations of Portfolios, Subaccounts or asset classes. Model performance is dependent upon the performance of the component Portfolios. Your Contract Value will fluctuate, and when redeemed, may be worth more or less than the original cost.

An Asset Allocation Model may not perform as intended. Although the Models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the Models are based, which could cause the Models to be ineffective or less effective in reducing volatility.

Periodic updating of the Asset Allocation Models can cause the underlying Portfolios to incur transactional expenses to raise cash for money flowing out of the Portfolios or to buy securities with money flowing into the Portfolios. These expenses can adversely affect performance of the related Portfolios and the Models.

GFAM may be subject to competing interests that have the potential to influence its decision making with regard to the Asset Allocation Program. For example, GFAM or its affiliates (including us) may believe that certain Portfolios could benefit from additional assets or could be harmed by redemptions. GFAM may, from time to time, recommend to a Fund's Board of Directors a change in the portfolio manager or strategy or the closure or merger of a Portfolio, all of which could impact a Model.

In addition, the Portfolios underlying the Subaccounts may invest, depending upon their investment objective and decisions by their investment managers, in securities issued by Genworth Financial, Inc., GFAM's ultimate parent, or its affiliates. GFAM will not have any role in determining whether a Portfolio should purchase or sell Genworth securities. GFAM may allocate portions of the Asset Allocation Models to Portfolios which have held, hold or may hold Genworth securities. GFAM's decision to allocate a percentage of a Model to such a Portfolio will be based on the merits of investing in such a Portfolio and a determination that such an investment is appropriate for the Model.

The Models

Information concerning the Asset Allocation Models is provided on the following
pages. These models are available effective          , 2007. You should review
this information carefully before selecting or changing a Model.

                         Moderately                                Moderately
   Conservative         Conservative           Moderate            Aggressive           Aggressive
    Allocation           Allocation           Allocation           Allocation           Allocation
     "Model A"            "Model B"            "Model C"            "Model D"            "Model E"
--------------------------------------------------------------------------------------------------------
                                           Investor Profile
--------------------------------------------------------------------------------------------------------
Investor is willing  Investor is willing  Investor is willing  Investor is willing  Investor is willing
to accept a low      at accept a low to   to accept a          at accept a          at accept a high
level of risk, has   moderate level of    moderate level of    moderate to high     level of risk, has
a short term (less   risk, has a          risk, has a          level of risk, has   a long term (more
than five years)     moderately short     moderately long      a long term (15 to   than 15 years)
investment time      term (less than ten  term (10 to 20       20 years)            investment time
horizon and is       years) investment    years) investment    investment time      horizon and has the
looking for an       time horizon and is  time horizon and is  horizon and is       temperament to ride
investment that is   looking for an       looking for an       looking for a        out market swings.
relatively stable    investment to keep   investment with the  growth oriented
in value.            pace with inflation. opportunity for      investment.
                                          long term moderate
                                          growth.
--------------------------------------------------------------------------------------------------------

                                          Investor Objective
--------------------------------------------------------------------------------------------------------
High level of        Growth and current   Growth of capital    Growth of capital    Growth of capital.
current income with  income. Target       with a low to        but without the      Target allocation
preservation of      allocation mix is    moderate level of    price swings of an   mix is 100%
capital. Target      40% equities and     current income.      all equity           equities.
allocation mix is    60% fixed income.    Target allocation    portfolio. Target
20% equities and                          mix is 60% equities  allocation mix is
80% fixed income.                         and 40% fixed        80% equities and
                                          income.              20% fixed income.
--------------------------------------------------------------------------------------------------------

             MODEL PERCENTAGE ALLOCATIONS AND PORTFOLIO SELECTIONS

                                                             Portfolios                                   Model A Model B Model C
----------------------------------------------------------------------------------------------------------------------------------
Equities
----------------------------------------------------------------------------------------------------------------------------------
Large Cap Value             Franklin Templeton Variable Insurance Products Trust --
                            Mutual Shares Securities Fund -- Class 2 Shares                                  2%      3%      4%
                            ------------------------------------------------------------------------------------------------------
                            Van Kampen Life Investment Trust --
                            Comstock Portfolio -- Class II Shares                                            0%      1%      2%
----------------------------------------------------------------------------------------------------------------------------------
Large Cap Blend             The Prudential Series Fund --
                            Jennison 20/20 Focus Portfolio -- Class II                                       1%      6%      9%
                            ------------------------------------------------------------------------------------------------------
                            Oppenheimer Variable Account Funds --
                            Oppenheimer Main Street Fund/VA  -- Service Shares                               1%      6%      9%
----------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth            Janus Aspen Series -- Forty Portfolio -- Service Shares                          2%      3%      5%
                            ------------------------------------------------------------------------------------------------------
                            Fidelity(R) Variable Insurance Products Fund --
                            VIP Contrafund(R) Portfolio -- Service Class 2                                   0%      3%      4%
----------------------------------------------------------------------------------------------------------------------------------
International Value         AllianceBernstein Variable Products Series Fund, Inc. --
                            AllianceBernstein International Value Portfolio -- Class B                       6%      9%     14%
----------------------------------------------------------------------------------------------------------------------------------
International Growth        Columbia Funds Variable Insurance Trust I --
                            Columbia Marsico International Opportunities Fund, Variable Series -- Class B    3%      5%      7%
                            ------------------------------------------------------------------------------------------------------
                            AIM Variable Insurance Funds --
                            AIM V.I. International Growth Fund -- Series II shares                           3%      4%      6%
----------------------------------------------------------------------------------------------------------------------------------
Specialty -- Real Estate    GE Investments Funds, Inc. -- Real Estate Securities Fund                        2%      0%      0%
----------------------------------------------------------------------------------------------------------------------------------

    Total % Equities                                                                                        20%     40%     60%
----------------------------------------------------------------------------------------------------------------------------------

Fixed Income
----------------------------------------------------------------------------------------------------------------------------------
High Yield Bonds            PIMCO Variable Insurance Trust --
                            High Yield Portfolio -- Administrative Class Shares                              0%      6%      4%
----------------------------------------------------------------------------------------------------------------------------------
Long Term Government Bonds  PIMCO Variable Insurance Trust --
                            Long-Term U.S. Government Portfolio -- Administrative Class Shares               0%      6%      4%
----------------------------------------------------------------------------------------------------------------------------------
Intermediate Term Bonds     PIMCO Variable Insurance Trust --
                            Total Return Portfolio -- Administrative Class Shares                           40%     30%     20%
                            ------------------------------------------------------------------------------------------------------
                            GE Investments Funds, Inc. -- Income Fund                                       20%     15%     10%
----------------------------------------------------------------------------------------------------------------------------------
Bank Loan -- Fixed Income   Eaton Vance Variable Trust -- VT Floating-Rate Income Fund                      10%      0%      0%
----------------------------------------------------------------------------------------------------------------------------------
Cash Equivalents            GE Investments Funds, Inc. -- Money Market Fund                                 10%      3%      2%
----------------------------------------------------------------------------------------------------------------------------------

    Total % Fixed Income                                                                                    80%     60%     40%
----------------------------------------------------------------------------------------------------------------------------------

                                 Portfolios                                   Model D Model E
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust --
Mutual Shares Securities Fund -- Class 2 Shares                                  6%      7%
---------------------------------------------------------------------------------------------
Van Kampen Life Investment Trust --
Comstock Portfolio -- Class II Shares                                            2%      3%
---------------------------------------------------------------------------------------------
The Prudential Series Fund --
Jennison 20/20 Focus Portfolio -- Class II                                      12%     15%
---------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds --
Oppenheimer Main Street Fund/VA  -- Service Shares                              12%     15%
---------------------------------------------------------------------------------------------
Janus Aspen Series -- Forty Portfolio -- Service Shares                          6%      8%
---------------------------------------------------------------------------------------------
Fidelity(R) Variable Insurance Products Fund --
VIP Contrafund(R) Portfolio -- Service Class 2                                   6%      7%
---------------------------------------------------------------------------------------------
AllianceBernstein Variable Products Series Fund, Inc. --
AllianceBernstein International Value Portfolio -- Class B                      18%     23%
---------------------------------------------------------------------------------------------
Columbia Funds Variable Insurance Trust I --
Columbia Marsico International Opportunities Fund, Variable Series -- Class B    9%     11%
---------------------------------------------------------------------------------------------
AIM Variable Insurance Funds --
AIM V.I. International Growth Fund -- Series II shares                           9%     11%
---------------------------------------------------------------------------------------------
GE Investments Funds, Inc. -- Real Estate Securities Fund                        0%      0%
---------------------------------------------------------------------------------------------

                                                                                80%    100%
---------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust --
High Yield Portfolio -- Administrative Class Shares                              1%      0%
---------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust --
Long-Term U.S. Government Portfolio -- Administrative Class Shares               4%      0%
---------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust --
Total Return Portfolio -- Administrative Class Shares                           10%      0%
---------------------------------------------------------------------------------------------
GE Investments Funds, Inc. -- Income Fund                                        5%      0%
---------------------------------------------------------------------------------------------
Eaton Vance Variable Trust -- VT Floating-Rate Income Fund                       0%      0%
---------------------------------------------------------------------------------------------
GE Investments Funds, Inc. -- Money Market Fund                                  0%      0%
---------------------------------------------------------------------------------------------

                                                                                20%      0%
---------------------------------------------------------------------------------------------

THE GUARANTEE ACCOUNT

Amounts in the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to this and other separate accounts. Subject to statutory authority, we have sole discretion over the investment of assets of the General Account. The assets of the General Account are chargeable with liabilities arising out of any business we may conduct.

Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guarantee Account under the Securities Act of 1933 (the "1933 Act"), and we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither the interests in the Guarantee Account nor our General Account are generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures relating to the interests in the Guarantee Account and the General Account, may however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement. The Guarantee Account may not be available in all states.

You may allocate some or all of your purchase payments and transfer some or all of your assets to the Guarantee Account. We credit the portion of the assets allocated to the Guarantee Account with interest (as described below). Assets in the Guarantee Account are subject to some, but not all, of the charges we assess in connection with your contract. See the "Charges and Other Deductions" provision.

Generally, you may allocate your premium payments and/or transfer assets to the Guarantee Account. We may limit the amount that may be allocated to the Guarantee Account. Currently, no more than 25% of your Contract Value, as determined at the time of allocation, may be allocated to the Guarantee Account. In addition, where permitted by state law, we will refuse new premium payments or transfers into the Guarantee Account when your assets in the Guarantee Account are equal to or greater than 25% of your Contract Value at the time of allocation. We generally exercise our right to limit or refuse allocations to the Guarantee Account when interest rate periods are low for prolonged periods of time. Amounts allocated to the Guarantee Account are credited interest (as described below). Assets in the Guarantee Account are subject to some, but not all, of the charges we assess in connection with your contract. See the "Charges and Other Deductions" provision in this prospectus. The Guarantee Account is not available to contract owners who have elected Lifetime Income Plus 2007 or Payment Optimizer Plus.

Each time you allocate purchase payments or transfer assets to the Guarantee Account, we establish an interest rate guarantee period. For each interest rate guarantee period, we guarantee an interest rate for a specified period of time. At the end of an interest rate guarantee period, a new interest rate will become effective, and a new interest rate guarantee period will commence for the remaining portion of that particular allocation.

We determine interest rates at our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as purchase payments or transfers of assets under the contracts. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a guarantee period including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us; general economic trends; and competitive factors. Amounts you allocate to the Guarantee Account will not share in the investment performance of our General Account. We cannot predict or guarantee the level of interest rates in future guarantee periods. However, the interest rates for any interest rate guarantee period will be at least the guaranteed interest rate shown in your contract.

We will notify you in writing at least 5 days prior to the expiration date of any interest rate guarantee period about the then currently available interest rate guarantee periods and the guaranteed interest rates applicable to such interest rate guarantee periods. A new one year interest rate guarantee period will commence automatically unless we receive written notice prior to the end of the 30-day period following the expiration of the interest rate guarantee period ("30-day window") of your election of a different interest rate guarantee period from among those being offered by us at that time, or instructions to transfer all or a portion of the remaining amount to one or more Subaccounts subject to certain restrictions. See the "Transfers" provision of this prospectus for more information. During the 30-day window, the allocation will accrue interest at the new interest rate guarantee period's interest rate.

To the extent permitted by law, we reserve the right at any time to offer interest rate guarantee periods that differ from those available when we issued the contract, and to credit a higher rate of interest on purchase payments allocated to the Guarantee Account participating in a Dollar Cost Averaging program than would otherwise be credited if not participating in a Dollar Cost Averaging program. See the "Dollar Cost Averaging Program" provision. Such a program may not be available to all contracts. We also reserve the right, at any time, to stop accepting purchase payments or transfers of assets to a particular interest rate guarantee period. Since the specific interest rate guarantee periods available may change periodically, please contact our Service Center to determine the interest rate guarantee periods currently being offered.

CHARGES AND OTHER DEDUCTIONS

We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commission to the broker-dealers for selling the contracts. We intend to recover commissions, marketing, administrative and costs of contract benefits through fees and charges imposed under the contracts. See the "Sale of the Contracts" provision of this prospectus for more information.

All of the charges described in this section apply to assets allocated to the Separate Account. All assets in the Guarantee Account are subject to all of the charges described in this section except for the mortality and expense risk charge, the administrative expense charge, and the Joint Annuitant charge.

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. Our administrative services include:

  .  processing applications for and issuing the contracts;

  .  maintaining records;

  .  administering income payments;

  . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);

  .  reconciling and depositing cash receipts;

  .  providing contract confirmations and periodic statements;

  .  providing toll-free inquiry services; and

  .  furnishing telephone and internet transaction services.

The risks we assume include:

  .  the risk that the death benefit will be greater than the Surrender Value;

  . the risk that the actual lifespan of persons receiving income payments under the contract will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the contract and cannot be changed);

  . the risk that more owners than expected will qualify for waivers of the surrender charges; and

  . the risk that our costs in providing the services will exceed our revenues from contract charges (which cannot be changed by us).

We designed the Bonus Credit as part of the overall sales load structure for the contracts. When the contracts were designed, we set the Bonus Credit level and the level of the surrender charge to reflect the overall level of sales load and distribution expenses associated with the contracts. Although there is no specific charge for the Bonus Credit, we may use a portion of the surrender charge and mortality and expense risk charge to help recover the cost of providing the Bonus Credit under the contract. We may realize a profit from this feature.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all the sales and distribution expenses we actually incur. We may also realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Transaction Expenses

Surrender Charge

We assess a surrender charge on total surrenders and partial withdrawals of purchase payments taken within the first nine years of receipt, unless you meet an available exception as described below. You pay this charge to compensate us for the losses we experience on contract distribution costs.

We calculate the surrender charge separately for each purchase payment. For purposes of calculating this charge, we assume that you withdraw purchase payments on a first-in, first-out basis. We deduct the surrender charge proportionately from the Subaccounts. However, if there are insufficient assets in the Subaccounts, we will deduct the charge from all assets in the Guarantee Account. Charges taken from the Guarantee Account will be taken first from assets that have been in the Guarantee Account for the longest period of time.

The surrender charge is as follows:

                     Surrender Charge
                    as a Percentage of
Number of Completed  the Surrendered
  Years Since We       or Withdrawn
   Received the          Purchase
 Purchase Payment        Payment
--------------------------------------
         0                  9%
         1                  8%
         2                  7%
         3                  6%
         4                  5%
         5                  4%
         6                  3%
         7                  2%
         8                  1%
     9 or more              0%
--------------------------------------

Exceptions to the Surrender Charge

We do not assess the surrender charge:

  .  on amounts of Contract Value representing gain (as defined below);

  .  on free withdrawal amounts (as defined below);

  . on surrenders or partial withdrawals taken under Optional Payment Plan 1, Optional Payment Plan 2, or Optional Payment Plan 3 (for a period of 5 or more years); or

  .  if a waiver of surrender charge provision applies.

You may withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge (the "free withdrawal amount"). We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. (For tax purposes, a surrender is usually treated as a withdrawal of earnings first.)

Further, we will waive the surrender charge if you annuitize the contract under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Joint Life and Survivor Income) or Optional Payment Plan 3 (Income for a Fixed Period) provided that you select a fixed period of 5 years or more. In addition, we will waive the surrender charges if you take income payments pursuant to the terms of Payment Optimizer Plus. We may also waive surrender charges for certain withdrawals made pursuant to Lifetime Income Plus 2007. See the "Optional Payment Plans," "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007," and "Income Payments -- Payment Optimizer Plus" provisions of this prospectus.

Deductions from the Separate Account

We deduct from the Separate Account an amount, computed daily, at an annual rate of 1.65% of your daily net assets of the Separate Account. The charge consists of a mortality and expense risk charge at an effective annual rate of 1.40% and an administrative expense charge at an effective annual rate of 0.25%. If the contract is a Joint Annuitant contract, we assess an additional Joint Annuitant charge at an effective annual rate of 0.20% against the daily net asset value of the Separate Account. We will also assess the applicable charge for any optional benefit you may elect, as described below. The deductions from the Separate Account are reflected in your Contract Value.

Charges for the Living Benefit Rider Options

Lifetime Income Plus 2007

We charge you for expenses related to Lifetime Income Plus 2007, if you elect this rider at the time of application. This charge is deducted daily from the Separate Account at an annual rate of 0.75% of the daily net assets of the Separate Account for single Annuitant contracts and 0.85% of the daily net assets of the Separate Account for Joint Annuitant contracts. Once a contract is a Joint Annuitant contract, and the Joint Annuitant rider charge is applied, the Joint Annuitant rider charge will continue while the rider is in effect.

The deduction for the rider charge from the Separate Account is reflected in your Contract Value. The charge for this rider continues even if you do not allocate assets in accordance with the prescribed Investment Strategy and the benefits you are eligible to receive are reduced. If you reset your benefit and allocate assets in accordance with the prescribed Investment Strategy available at that time, we will reset the charge for the rider, which may be higher than your previous charge, but will never exceed an annualized rate of 2.00% of your daily net assets in the Separate Account.

Lifetime Income Plus 2007 may not be available in all states and markets. We reserve the right to discontinue offering Lifetime Income Plus 2007 at any time and for any reason.

Payment Optimizer Plus

We assess a charge for Payment Optimizer Plus equal to an annualized rate of 0.50% of the daily net assets of the Separate Account for single Annuitant contracts and 0.65% of the daily net assets of the Separate Account for Joint Annuitant contracts. Once a contract is a Joint Annuitant contract, and the Joint Annuitant rider charge is applied, the Joint Annuitant rider charge will continue while the rider is in effect.

The deduction for the rider charge from the Separate Account is reflected in your Contract Value and the value of your Annuity Units. The charge for this rider continues even if you do not allocate assets in accordance with the prescribed Investment Strategy and the benefits you are eligible to receive are reduced. If you reset your benefit and allocate assets in accordance with the prescribed Investment Strategy available at that time, we will reset the charge for the rider, which may be higher than your previous charge, but will never exceed an annual rate of 1.25%.

Charges for the Death Benefit Rider Options

Annual Step-Up Death Benefit Rider

We charge you for expenses related to the Annual Step-Up Death Benefit Rider if you elect this option at the time of application. We deduct this charge against your assets in the Separate Account at each contract anniversary and at surrender to compensate us for the increased risks and expenses associated with providing this death benefit rider. We will allocate the charge for the Annual Step-Up Death Benefit Rider among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time we take the charge. If your assets in the Separate Account are not sufficient to cover the charge, we will deduct the charge first from your assets in the Separate Account, if any, and then from your assets in the Guarantee Account, if available, from the amounts that have been in the Guarantee Account for the longest period of time. At surrender, we will charge you a pro rata portion of the annual charge. The charge for the Annual Step-Up Death Benefit Rider is an annual rate of 0.20% of your Contract Value at the time of the deduction.

Other Charges

Annual Contract Maintenance Charge

We will deduct an annual contract maintenance charge of $25 from your Contract Value to compensate us for certain administrative expenses incurred in connection with the contract. We will deduct the charge on each contract anniversary and at full surrender. We will waive this charge if your Contract Value at the time of deduction is $40,000 or more.

We will allocate the annual contract maintenance charge among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time the charge is taken. If there are insufficient assets allocated to the Separate Account, we will deduct any remaining portion of the charge from the Guarantee Account proportionally from all assets in the Guarantee Account.

Deductions for Premium Tax

We will deduct charges for any premium tax or other tax levied by any governmental entity from purchase payments or Contract Value when the premium tax is incurred or when we pay proceeds under the contract (proceeds include surrenders, partial withdrawals, income payments and death benefit payments).

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. The premium tax generally depends upon the law of your state of residence. The tax generally ranges from 0.0% to 3.5%.

Portfolio Charges

Each Portfolio incurs certain fees and expenses. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees and/or service share fees, if applicable. To pay for these expenses, the Portfolio makes deductions from its assets. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

Transfer Charges

We reserve the right to impose a charge of up to $10 per transfer after the twelfth transfer in a calendar year. This charge is at our cost with no profit to us.

THE CONTRACT

The contract is an individual flexible purchase payment variable deferred annuity contract. Your rights and benefits are described below and in the contract.

Purchase of the Contract

If you wish to purchase a contract, you must apply for it through an authorized sales representative. The sales representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a contract. We then send the contract to you through your sales representative. See the "Sale of the Contracts" provision of this prospectus.

If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial purchase payment no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold your initial purchase payment for no more than five business days. If the incomplete application cannot be completed within five days, we will inform you of the reasons, and will return your purchase payment immediately, unless you specifically authorize us to keep it until the application is complete. Once you complete your application, we must apply the initial purchase payment within two business days. We apply any additional purchase payments you make on the Valuation Day we receive them at our Service Center.

To apply for a contract, you must be of legal age in a state where we may lawfully sell the contracts and, if part of a plan, you must also be eligible to participate in any of the qualified or non-qualified retirement plans for which we designed the contracts. The Annuitant(s) cannot be older than age 80. Various firms and financial institutions that sell our products have their own guidelines on when certain products are suitable and may impose issue age restrictions which are younger than those stated in our contracts and/or riders. We neither influence, nor agree or disagree with the age restrictions imposed by firms and financial institutions.

This contract may be used with certain tax qualified retirement plans. The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. The purchase of this contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. If you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefit, income benefits and other non-tax-related benefits. Please consult a tax adviser for information specific to your circumstances in order to determine whether the contract is an appropriate investment for you.

Purchasing the contract through a tax-free "Section 1035" exchange. Section 1035 of the Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can use the proceeds from another annuity contract to make purchase payments for this contract.
Before making an exchange to acquire this contract, you should carefully compare this contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this contract and this contract has its own surrender charges that would apply to you. The other fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract. In addition, you may have to pay federal income and penalty taxes on the exchange if it does not qualify for
Section 1035 treatment. You should not exchange another contract for this contract unless you determine, after evaluating all of the facts, that the exchange is in your best interest. Please note that the person who sells you this contract generally will earn a commission.

Ownership

As owner, you have all rights under the contract, subject to the rights of any irrevocable beneficiary. You may name a joint owner for a Non-Qualified Contract. Joint owners have equal undivided interests in their contract. That means that each owner may exercise any ownership rights on behalf of the other, except ownership changes. In addition, when the joint owner is not the owner's spouse, consent must be obtained from both owners when exercising rights under the contract.

Joint owners also have the right of survivorship. This means if a joint owner dies, his or her interest in the contract passes to the surviving owner, subject to the provisions in "The Death Benefit" section of the contract and any death benefit provisions in an applicable living benefit rider option.

You must have our approval to add a joint owner after we issue the contract. We may require additional information if joint ownership is requested after the contract is issued.

Subject to certain restrictions imposed by electable rider options and as otherwise stated below, before the Annuity Commencement Date, you may change:

  .  your Annuity Commencement Date;

  .  your optional payment plan;

  . the allocation of your investments among the Subaccounts and/or the Guarantee Account (subject to certain restrictions listed in your contract and in the "Transfers" provision); and

  . the owner, joint owner, primary beneficiary, and contingent beneficiary (unless the primary beneficiary or contingent beneficiary is named as an irrevocable beneficiary) upon written notice to the Service Center, provided you reserved this right and the Annuitant(s) is living at the time of the request. If you change a beneficiary, your payment plan selection will no longer be in effect unless you request that it continue. In addition, during the Annuitant(s) life, you can change any non-natural owner to another non-natural owner. Changing the owner or joint owner may have tax consequences and you should consult a tax adviser before doing so. Any new owner approved by us is

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



    subject to the terms and conditions of the contract. Any new owner must be acceptable to us.

Neither the Annuitant nor the Joint Annuitant can be changed.

We must receive your request for a change in a form satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment made before we recorded the change. Please note that if you elected Payment Optimizer Plus or Lifetime Income Plus 2007 at the time of application, the benefits you receive under such rider may be reduced if your assets are not allocated in accordance with the Investment Strategy prescribed by your rider. You may not, however, change the optional payment plan once elected at the time of application.

Assignment

An owner of a Non-Qualified Contract may assign some or all of his or her rights under the contract. However, an assignment must occur before any income payments begin and while the Annuitant is still living. Once proper notice of the assignment is recorded by our Service Center, the assignment will become effective as of the date the written request was signed.

Qualified Contracts, IRAs and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.

If you elect Lifetime Income Plus 2007, our Service Center must approve any assignment, unless such assignment was made pursuant to a court order.

You may assign the benefits provided by Payment Optimizer Plus. The Annuitant(s) will not change if you assign the benefits. We must be notified in writing if you assign the benefits of Payment Optimizer Plus.

We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until our Service Center receives sufficient direction from the owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the Contract Value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to an IRS tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire Contract Value may cause the portion of the contract exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

Purchase Payments

You may make purchase payments at any frequency and in the amount you select, subject to certain restrictions, including restrictions that may be imposed by terms of elected riders. You must obtain our approval before you make total purchase payments for an Annuitant age 79 or younger that exceed $2,000,000. If any Annuitant is age 80 at the time of payment, the total amount not subject to prior approval is $1,000,000. Purchase payments may be made at any time prior to the Annuity Commencement Date, the surrender of the contract, or the death of the owner (or joint owner, if applicable), whichever comes first. We reserve the right to refuse to accept a purchase payment for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

The minimum initial purchase payment is $10,000 for Non-Qualified Contracts and $5,000 for Qualified Contracts ($2,000 if your contract is an IRA contract). We may accept a lower initial purchase payment in the case of certain group sales. Each additional purchase payment must be at least $250 for Non-Qualified Contracts ($200 if paid by electronic fund transfers), $50 for IRA contracts and $100 for other Qualified Contracts.

Valuation Day and Valuation Period

We will value Accumulation Units and Annuity Units once daily as of the close of regular trading (currently 4:00 p.m. Eastern time) for each day the New York Stock Exchange is open, except for days on which a Portfolio does not value its shares. If a Valuation Period contains more than one day, the unit values will be the same for each day in the Valuation Period.

Allocation of Purchase Payments

We place purchase payments into the Subaccounts, each of which invests in shares of a corresponding Portfolio, and/or the Guarantee Account, according to your instructions. You may allocate purchase payments to the Subaccounts and the Guarantee Account at any one time. The Guarantee Account may not be available in all states. The percentage of any purchase payment that you can put into any one Subaccount or interest rate guarantee period must equal a whole percentage and cannot be less than $100. In addition, currently, no more than 25% of your Contract Value, as determined at the time of allocation, may be allocated to the Guarantee Account.

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




If you have elected Payment Optimizer Plus or Lifetime Income Plus 2007, you must allocate all purchase payments in accordance with the Investment Strategy prescribed by each rider in order to obtain the full benefit of the rider. The benefits you receive under the rider may be reduced if your purchase payments are not allocated in accordance with the Investment Strategy. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2007" and "Income Payments --Payment Optimizer Plus" provisions in the prospectus.

Upon allocation to the appropriate Subaccounts, we convert purchase payments into Accumulation Units. We determine the number of Accumulation Units credited by dividing the amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount on the Valuation Day on which we receive any additional purchase payment at our Service Center. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the Portfolio's investments perform, but also upon the charges of the Separate Account and the Portfolios.

You may change the allocation of subsequent purchase payments at any time, without charge, by sending us acceptable notice. The new allocation will apply to any purchase payments made after we receive notice of the change.

Bonus Credits

The Bonus Credit is an amount we add to each purchase payment we receive. We will apply the Bonus Credit to your Contract Value. The amount of the Bonus Credit is based on cumulative purchase payments (adjusted for withdrawals) applied to the contract and depends on whether the purchase payment, when added to previous purchase payments, is within or exceeds a breakpoint. The Bonus Credit will be applied only to the purchase payment that takes cumulative purchase payments (adjusted for withdrawals) over a designated breakpoint. Bonus Credits will be applied as follows:

Cumulative Purchase Payments (adjusted for
withdrawals)                               Bonus Credit
-------------------------------------------------------
           $0 to $249,999                      4.0%
-------------------------------------------------------
           $250,000 to $499,999                4.5%
-------------------------------------------------------
           $500,000 and over                   5.0%

For example, if your first purchase payment is $240,000, we will add 4.0% to the $240,000. If you make a subsequent purchase payment of $100,000, we will add 4.5% to the $100,000, because that purchase payment brought your cumulative purchase payments above the first breakpoint.

If the Annuitant is older than age 80 at the time of issue, we will not pay any Bonus Credits. The Annuitant cannot be older than age 80 at the time of application. We fund the Bonus Credits from our General Account. We apply the Bonus Credits when we apply your purchase payment to your Contract Value, and allocate the credits on a pro-rata basis to the investment options you select in the same ratio as the applicable purchase payment. We do not consider Bonus Credits as "purchase payments" for purposes of the contract. In addition, please note that any applicable Bonus Credit will not be included in the Withdrawal Base, Rider Death Benefit or Roll-Up Value, if applicable, if you elected Lifetime Income Plus 2007 or the benefit base if you elected the Payment Optimizer Plus. You will have to reset your benefit under the terms of the applicable rider to capture the Bonus Credit or any related earnings in the Withdrawal Base or benefit base. You should know that over time and under certain circumstances (such as an extended period of poor market performance), the costs associated with the Bonus Credit may exceed the sum of the Bonus Credit and any related earnings. You should consider this possibility before purchasing the contract. The Bonus Credit is referred to as an "enhanced payment amount" in your contract.

Valuation of Accumulation Units

Partial withdrawals, surrender and/or payment of the death benefit all result in the cancellation of an appropriate number of Accumulation Units. We cancel Accumulation Units as of the end of the Valuation Period in which we receive notice or instructions with regard to the partial withdrawal, surrender or payment of a death benefit. The Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the net investment factor (described below). We arbitrarily set the Accumulation Unit value at the inception of the Subaccount at $10. On any Valuation Day, we determine your Subaccount value by multiplying the number of Accumulation Units attributable to your contract by the Accumulation Unit value for that day.

The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the Portfolio held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charges and administrative expense charge from assets in the Subaccount. If any "ex-dividend" date occurs during the Valuation Period, we take into account the per share amount of any dividend or capital gain distribution so that the unit value is not impacted. Also, if we need to reserve money for taxes, we take into account a per share charge or credit for any taxes reserved for which we determine to have resulted from the operations of the Subaccount.

The value of an Accumulation Unit may increase or decrease based on the net investment factor. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the Portfolio because of the deduction of Separate Account charges. Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. See the Statement of Additional Information for more details.

TRANSFERS

Transfers Before the Annuity Commencement Date

All owners may transfer all or a portion of their assets between and among the Subaccounts of the Separate Account and the Guarantee Account on any Valuation Day prior to the Annuity Commencement Date, subject to certain conditions that are stated below. Owners may not, however, transfer assets in the Guarantee Account from one interest rate guarantee period to another interest rate guarantee period. If you elect Payment Optimizer Plus or Lifetime Income Plus 2007, the benefits you receive under such rider may be reduced if, after a transfer, your assets are not allocated in accordance with the prescribed Investment Strategy.

We process transfers among the Subaccounts and between the Subaccounts and the Guarantee Account as of the end of the Valuation Period that we receive the transfer request in good order at our Service Center. There may be limitations placed on multiple transfer requests made at different times during the same Valuation Period involving the same Subaccounts or the Guarantee Account. We may postpone transfers to, from or among the Subaccounts and/or the Guarantee Account under certain circumstances. See the "Requesting Payments" provision of this prospectus.

Transfers from the Guarantee Account to the Subaccounts

We may limit and/or restrict transfers from the Guarantee Account to the Subaccounts. For any allocation from the Guarantee Account to the Subaccounts, the limited amount will not be less than any accrued interest on that allocation plus 25% of the original amount of that allocation. Unless you are participating in a Dollar Cost Averaging program (see the "Dollar Cost Averaging Program" provision), you may make such transfers only during the 30-day period beginning with the end of the preceding interest rate guarantee period applicable to that particular allocation. We also may limit the amount that you may transfer to the Subaccounts.

Transfers from the Subaccounts to the Guarantee Account

We may restrict certain transfers from the Subaccounts to the Guarantee Account. We may also limit the amount that may be allocated to the Guarantee Account. Currently, no more than 25% of your Contract Value, as determined at the time of allocation, may be allocated to the Guarantee Account. In addition, where permitted by state law, we will refuse new premium payments or transfers into the Guarantee Account when your assets in the Guarantee Account are equal to or greater than 25% of your Contract Value at the time of allocation. We generally exercise our right to limit or refuse allocations to the Guarantee Account when interest rate periods are low for prolonged periods of time. In addition, we reserve the right to prohibit or limit transfers from the Subaccounts to the Guarantee Account during the six-month period following the transfer of any amount from the Guarantee Account to any Subaccount.

Transfers Among the Subaccounts

All owners may submit 12 Subaccount transfers each calendar year by voice response, Internet, telephone, facsimile, U.S. Mail or overnight delivery service. Once such 12 Subaccount transfers have been executed, a letter will be sent notifying owners that they may submit additional transfers only in writing by U.S. Mail or by overnight delivery service. Transfer requests sent by same day mail, courier service, Internet, telephone or facsimile will not be accepted under any circumstances. Once we receive your mailed transfer request, such transfer cannot be cancelled. We also will not cancel transfer requests that have not yet been received, i.e., you may not call to cancel a transfer request sent by U.S. Mail or overnight delivery service. If you wish to change a transfer request sent by U.S. Mail or overnight delivery service, such change must also be sent in writing by U.S. Mail or by overnight delivery service. We will process that transfer request as of the Valuation Day the new transfer request is received at our Service Center.

Currently, we do not charge for transfers. However, we reserve the right to assess a charge of up to $10 per transfer after the first transfer in a calendar year. The minimum transfer amount is $100 or the entire balance in the Subaccount or interest rate guarantee period if the transfer will leave a balance of less than $100.

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




We also reserve the right to not honor your transfer request if your transfer is a result of more than one trade involving the same Subaccount within a 30-day period. We will generally invoke this right when either the Portfolio(s) or we see a pattern of frequent transfers between the same Portfolios within a short period of time (i.e., transfers among the same Subaccounts occur within five to 15 days of each other).

In addition, we may not honor transfers made by third parties. See the "Transfers by Third Parties" provision of this prospectus.

If a transfer request is not processed, a letter will be sent notifying you that your transfer request was not honored. If we do not honor a transfer request, we will not count that request as a transfer for purposes of the 12 transfers allowed each calendar year as described in the previous paragraphs.

When thinking about a transfer of assets, you should consider the inherent risks involved. Frequent transfers based on short- term expectations may increase the risk that you will make a transfer at an inopportune time. Also, because certain restrictions on transfers are applied at the discretion of the Portfolios in which the Subaccount invests, it is possible that owners will be treated differently and there could be inequitable treatment among owners if a Portfolio does not apply equal treatment to all shareholders. See the "Special Note on Frequent Transfers" provision of this prospectus.

These restrictions will apply to all owners and their designated third party(ies), unless such transfer is being made pursuant to:

   (1) a Dollar Cost Averaging program;

   (2) a Portfolio Rebalancing program;

   (3) the terms of an approved Fund substitution or Fund liquidation; or

   (4) a Portfolio's refusal to allow the purchase of shares, either on behalf of an individual owner or the entire Separate Account, in which case, the Portfolio's refusal to allow the purchase of shares will not be considered a transfer for calculation of the 12 transfers allowed per calendar year by voice response, telephone, facsimile, U.S. Mail or overnight delivery service.

In addition, the restrictions and charges listed above do not apply to any transfers made among the Subaccounts pursuant to automatic rebalancing of assets made under the terms of Payment Optimizer Plus or Lifetime Income Plus 2007.

Sometimes, we will not honor transfer requests. We will not honor a transfer request if:

   (1) any Subaccount that would be affected by the transfer is unable to purchase or to redeem shares of the Portfolio in which the Subaccount invests; or

   (2) the transfer would adversely affect unit values.

The affected Portfolio(s) determine whether these items apply.

We will treat all owners equally with respect to transfer requests.

Telephone/Internet Transactions

All owners may make their first 12 transfers in any calendar year among the Subaccounts or between the Subaccounts and the Guarantee Account by calling or electronically contacting us. Transactions that can be conducted over the telephone and Internet include, but are not limited to:

   (1) the first 12 transfers of assets among the Subaccounts or between the Subaccounts and the Guarantee Account in any calendar year (this includes any changes in purchase payment allocations when such changes include a transfer of assets);

   (2) Dollar Cost Averaging; and

   (3) Portfolio Rebalancing.

We employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, but are not limited to:

   (1) requiring you or a third party to provide some form of personal identification before we act on the telephone/Internet instructions;

   (2) confirming the telephone/Internet transaction in writing to you or a third party you authorized; and/or

   (3) tape recording telephone instructions or retaining a record of your electronic request.

We reserve the right to limit or prohibit telephone and Internet transactions.

We will delay making a payment or processing a transfer request if:

   (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed;

   (2) on nationally recognized holidays, trading is restricted by the New York Stock Exchange;

   (3) an emergency exists making the disposal or valuation of securities held in the Separate Account impracticable; or

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




   (4) the SEC by order permits postponement of payment to protect our owners.

Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

Confirmation of Transactions

We will not be liable for following instructions that we reasonably determine to be genuine. We will send you a confirmation of any transfer we process. You are responsible for verifying transfer confirmations and notifying us of any errors within 30 days of receiving the confirmation statement.

Special Note on Reliability

Please note that the Internet or our telephone system may not always be available. Any computer or telephone system, whether it is ours, yours, your service provider's, or your registered representative's, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transaction request by writing our Service Center.

Transfers by Third Parties

As a general rule and as a convenience to you, we allow you to give third parties the right to conduct transfers on your behalf. However, when the same third party possesses this ability on behalf of many owners, the result can be simultaneous transfers involving large amounts of assets. Such transfers can disrupt the orderly management of the Portfolios underlying the contract, can result in higher costs to owners, and are generally not compatible with the long-range goals of owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all beneficial shareholders of the Portfolios, and the management of the Portfolios share this position.

We have procedures to assure that the transfer requests that we receive have, in fact, been made by the owners in whose names they are submitted.

Consequently, we may refuse transfers made by third parties on behalf of an owner in a number of circumstances, which include but are not limited to:

   (1) transfers made on behalf of many owners by one third party (or several third parties who belong to the same firm) where the transfer involves the same Subaccounts and large amounts of assets;

   (2) when we have not received adequate authorization from the owner allowing a third party to make transfers on his or her behalf; and

   (3) when we believe, under all facts and circumstances received, that the owner or his or her authorized agent is not making the transfer.

We require documentation to provide sufficient proof that the third party making the trade is in fact duly authorized by the owner. This information includes, but is not limited to:

   (1) documentation signed by the owner or a court authorizing a third party to act on the owner's behalf;

   (2) passwords and encrypted information;

   (3) additional owner verification when appropriate; and

   (4) recorded conversations.

We will not be held liable for refusing a transfer made by a third party when we have a reasonable basis for believing such third party is not authorized to make a transfer on the owner's behalf or we have a reasonable basis for believing the third party is acting in a fraudulent manner.

Special Note on Frequent Transfers

The Separate Account does not accommodate frequent transfers of Contract Value among Subaccounts. When owners or someone on their behalf submit requests to transfer all or a portion of their assets between Subaccounts, the requests result in the purchase and redemption of shares of the Portfolios in which the Subaccounts invest. Frequent Subaccount transfers, therefore, cause corresponding frequent purchases and redemptions of shares of the Portfolios.

Frequent purchases and redemptions of shares of the Portfolios can dilute the value of a Portfolio's shares, disrupt the management of the Portfolio's investment portfolio, and increase brokerage and administrative costs. Accordingly, when an owner or someone on their behalf engages in frequent Subaccount transfers, other owners and persons with rights under the contracts (such as the beneficiaries) may be harmed.

The Separate Account discourages frequent transfers, purchases and redemptions. To discourage frequent Subaccount transfers, we adopted the policy described in the "Transfers Among the Subaccounts" section. This policy requires owners who request more than 12 Subaccount transfers in a calendar year to submit such requests in writing by U.S. Mail or by overnight delivery service (the "U.S. Mail requirement"). The U.S. Mail requirement creates a delay of at least one day between the time transfer decisions are made and the time such transfers are processed. This delay is intended to discourage frequent Subaccount transfers by limiting the effectiveness of abusive "market timing" strategies (in particular, "time-zone" arbitrage) that rely on "same-day" processing of transfer requests.

In addition, we will not honor transfer requests if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Accumulation Unit values. Whether these restrictions apply is determined by the affected Portfolio(s), and although we apply the restrictions uniformly when we receive information from the Portfolio(s), we cannot guarantee that the Portfolio(s) will apply their policies and procedures in a uniform basis.

There can be no assurance that the U.S. Mail requirement will be effective in limiting frequent Subaccount transfers or that we can prevent all frequent Subaccount transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally. For instance, imposing the U.S. Mail requirement after 12 Subaccount transfers may not be restrictive enough to deter owners seeking to engage in abusing market timing strategies.

We may revise our frequent Subaccount transfer policy and related procedures, at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter frequent transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally, to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on owners engaging in frequent Subaccount transfers. For example, we may invoke our right to refuse transfers if the transfer involves the same Subaccount within a 30-day period and/or we may change our procedures to monitor for a different number of transfers within a specified time period or to impose a minimum time period between each transfer.

There are inherent risks that changing our policies and procedures in the future may not be effective in limiting frequent Subaccount transfers. We will not implement any policy and procedure at the contract level that discriminates among owners; however, we may be compelled to adopt policies and procedures adopted by the Portfolios on behalf of the Portfolios and we will do so unless we cannot service such policies and procedures or we believe such policies and procedures contradict state or federal regulations or such policies and procedures contradict with the terms of your contract.

As stated in the previous paragraph, each of the Portfolios in which the Subaccounts invest may have its own policies and procedures with respect to frequent purchases and redemption of Portfolio shares. The prospectuses for the Portfolios describe any such policies and procedures. For example, a Portfolio may impose redemption fees. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage frequent Subaccount transfers. Under rules recently adopted by the SEC, effective April 16, 2007, we are required to enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide promptly, upon request by the Portfolio, certain information to the Portfolio about the trading activity of individual contract owners. We must then execute any instructions from the Portfolio to restrict or prohibit further purchases or transfers by a specific contract owner of Accumulation Units or Annuity Units of the Subaccount that invests in that Portfolio, where such contract owner has been identified by the Portfolio as having engaged in transactions (indirectly through such Subaccount) that violate policies established by the Portfolio for the purpose of eliminating or reducing any dilution of the value of the outstanding shares of the Portfolio. We will inform any contract owners whose future purchases and transfers of a Subaccount's units have been restricted or prohibited by a Portfolio. Owners should be aware that we may not have the operational capability to monitor owners' Subaccount transfer requests and apply the frequent trading policies and procedures of the respective Portfolios that would be affected by the transfers. Accordingly, owners and other persons who have material rights under the contracts should assume that the sole protection they may have against potential harm from frequent Subaccount transfers is the protection, if any, provided by the policies and procedures we have adopted to discourage frequent Subaccount transfers.

Owners and other persons with material rights under the contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. These omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the Portfolios will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Portfolios. In addition, if a Portfolio believes an omnibus order we submit may reflect one or more Subaccount transfer requests from owners engaged in

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frequent transfer activity, the Portfolio may reject a portion of or the entire omnibus order. If a Portfolio rejects part of an omnibus order it believes is attributable to transfers that exceed its market timing policies and procedures, it will return the amount to us, and we will credit the amount to the owner as of the Valuation Day of our receipt of the amount. You may realize a loss if the unit value on the Valuation Day we credit the amount back to your account has increased since the original date of your transfer.

We apply our policies and procedures without exception, waiver, or special arrangement.

Dollar Cost Averaging Program

The Dollar Cost Averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund and/or the Guarantee Account to any combination of other available Subaccounts (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the contract). The Dollar Cost Averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high. Dollar Cost Averaging does not assure a profit or protect against a loss.

You may participate in the Dollar Cost Averaging program:

   (1) by electing it on your application; or

   (2) by contacting an authorized sales representative; or

   (3) by calling us at (800) 313-5282.

To use the program, you must transfer at least $100 from the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund and/or interest rate guarantee period with each transfer.

The Dollar Cost Averaging program will begin 30 days after we receive all required forms with your instructions and any necessary purchase payment unless we allow an earlier date. We will discontinue your participation in the Dollar Cost Averaging program:

  . on the business day we receive your request to discontinue the program in writing or by telephone (assuming we have your telephone authorization form on file);

  . when the assets in the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund and/or interest rate guarantee period from which transfers are being made are depleted.

If you Dollar Cost Average from the Guarantee Account, we reserve the right to determine the amount of each automatic transfer. We also reserve the right to transfer any remaining portion of an allocation used for Dollar Cost Averaging to a new interest rate guarantee period upon termination of the Dollar Cost Averaging program for that allocation. You may not transfer from one interest rate guarantee period to another interest rate guarantee period.

We also reserve the right to credit a higher rate of interest on purchase payments allocated to the Guarantee Account that participate in the Dollar Cost Averaging program. We refer to this higher interest as Enhanced Dollar Cost Averaging. The Dollar Cost Averaging program and/or the Enhanced Dollar Cost Averaging program may not be available in all states or through all broker-dealers who sell the contracts. If you terminate the Enhanced Dollar Cost Averaging program prior to the depletion of assets from the Guarantee Account, we have the right to credit the remaining assets in the Guarantee Account the current interest rate being credited to all other Guarantee Account assets not participating in Enhanced Dollar Cost Averaging as of that Valuation Day.

There is no additional charge for Dollar Cost Averaging. A transfer under this program is not a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year.

We may, from time to time, offer various Dollar Cost Averaging programs. We reserve the right to discontinue new Dollar Cost Averaging programs or to modify such programs at any time and for any reason. We also reserve the right to prohibit simultaneous participation in the Dollar Cost Averaging program and Systematic Withdrawal program.

Dollar Cost Averaging is not available if you have elected the Payment Optimizer Plus or Lifetime Income Plus 2007 and you are allocating assets in accordance with the prescribed Investment Strategy. Dollar Cost Averaging also is not available if you are participating in the Asset Allocation Program.

Owners considering participating in a Dollar Cost Averaging program should call
(800) 313-5282 or an authorized sales representative to verify the availability of Dollar Cost Averaging.

Portfolio Rebalancing Program

Once your purchase payment has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically

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rebalance on a quarterly, semi-annual or annual basis your assets among the
Subaccounts to return to the percentages specified in your allocation instructions. Your percentage allocations must be in whole percentages. The program does not include allocations to the Guarantee Account. You may elect to participate in the Portfolio Rebalancing program at any time by completing the Portfolio Rebalancing form. You may not participate in the Portfolio Rebalancing program if you have elected Payment Optimizer Plus or Lifetime Income Plus 2007 and you are allocating assets in accordance with the prescribed Investment Strategy.

Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to our Service Center. Once elected, Portfolio Rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue Portfolio Rebalancing. There is no additional charge for using Portfolio Rebalancing, and we do not consider Portfolio Rebalancing a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers permitted in a calendar year. We reserve the right to discontinue or modify the Portfolio Rebalancing program at any time and for any reason. We also reserve the right to exclude specific Subaccounts from Portfolio Rebalancing. We will discontinue your participation in Portfolio Rebalancing if:

  . you elected Payment Optimizer Plus or Lifetime Income Plus 2007 at the time of application; and

  . you reset your benefit by reallocating assets in accordance with a prescribed Investment Strategy following a period of allocating assets outside of the prescribed Investment Strategy.

We will discontinue your participation as of the Valuation Day the reset occurs. Portfolio Rebalancing does not guarantee a profit or protect against a loss.

Guarantee Account Interest Sweep Program

You may instruct us to transfer interest earned on your assets in the Guarantee Account to the Subaccounts to which you are allocating purchase payments, in accordance with your allocation instructions in effect on the date of the transfer any time before the Annuity Commencement Date. You must specify the frequency of the transfers (either monthly, quarterly, semi-annually, or annually).

The minimum amount in the Guarantee Account required to elect this option is $1,000, but may be reduced at our discretion. The transfers under this program will take place on the last calendar day of each period.

You may participate in the interest sweep program at the same time you participate in either the Dollar Cost Averaging program or the Portfolio Rebalancing program. If any interest sweep transfer is scheduled for the same day as a Portfolio Rebalancing transfer, the interest sweep transfer will be processed first.

We may limit the amount you may transfer from the Guarantee Account to the Subaccounts for any particular allocation. See the "Transfers" provision in this prospectus. We will not process an interest sweep transfer if that transfer would exceed the amount permitted to be transferred.

You may cancel your participation in the interest sweep program at any time by writing or calling our Service Center at the address or telephone number listed on page 1 of this prospectus. We will automatically cancel your participation in the program if your assets in the Guarantee Account are less than $1,000 or such lower amount as we may determine.

There is no additional charge for the interest sweep program. We do not consider interest sweep transfers a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers permitted in a calendar year. This program does not assure a profit or protect against a loss.

SURRENDERS AND PARTIAL WITHDRAWALS

Surrenders and Partial Withdrawals

We will allow you to surrender your contract or to partially withdraw a portion of your Contract Value at any time before the Annuity Commencement Date upon your written request, subject to the conditions discussed below.

We will not permit a partial withdrawal that is less than $100 or a partial withdrawal that would reduce your Contract Value to less than $5,000. If your partial withdrawal request would reduce your Contract Value to less than $5,000, we will surrender your contract in full. Different limits and other restrictions may apply to Qualified Contracts.

The amount payable on full surrender of the contract is the Surrender Value at the end of the Valuation Period during which we receive the request. The Surrender Value equals:

   (1) your Contract Value (after deduction of any charges for the optional rider(s), if applicable) on the Valuation Day we receive a request for surrender; less

   (2) any applicable surrender charge; less

   (3) any applicable premium tax.

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We may pay the Surrender Value in a lump sum or under one of the optional payment plans specified in the contract, based on your instructions.

If you are taking a partial withdrawal, you may indicate, in writing, electronically, or by calling our Service Center, from which Subaccounts or interest rate guarantee periods we are to take your partial withdrawal. If you do not so specify, we will deduct the amount of the partial withdrawal first from the Subaccounts on a pro rata basis in proportion to your assets allocated to the Separate Account. If you elect Payment Optimizer Plus or Lifetime Income Plus 2007 and take a partial withdrawal, we will rebalance Contract Value to the Subaccounts in accordance with the allocation of Contract Value in effect prior to the partial withdrawal, unless you instruct us otherwise. If, after a partial withdrawal and such instructions, your Contract Value is not allocated in accordance with the prescribed Investment Strategy, the benefit you receive under the rider may be reduced. We will deduct any remaining amount from the Guarantee Account. We will take deductions from the Guarantee Account from the amounts (including any interest credited to such amounts) which have been in the Guarantee Account for the longest period of time.

A Portfolio may impose a redemption charge. The charge is retained by or paid to the Portfolio. The charge is not retained by or paid to us. The redemption charge may affect the number and/or value of Accumulation Units withdrawn from the Subaccount that invests in that Portfolio and may affect Contract Value.

When taking a partial withdrawal, any applicable surrender charges and/or applicable premium tax will be taken from the amount withdrawn, unless otherwise requested.

We will delay making a payment if:

   (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed;

   (2) trading is restricted by the New York Stock Exchange;

   (3) an emergency exists making the disposal or valuation of securities held in the Separate Account impracticable; or

   (4) the SEC by order permits postponement of payment to protect our owners.

Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

Please remember that a partial withdrawal (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2007) may reduce your death benefit by the proportion that the partial withdrawal (including any applicable surrender charges and premium tax) reduces your Contract Value. See "The Death Benefit" provision of this prospectus.

Partial withdrawals may also be subject to income tax and, if taken prior to age 59 1/2, an additional 10% IRS penalty tax. See the "Tax Matters" provision of this prospectus.

Systematic Withdrawal Program

The Systematic Withdrawal program allows you to take Systematic Withdrawals of a specified dollar amount (in equal installments of at least $100) on a monthly, quarterly, semi-annual or annual basis. Your payments can begin at any time after 30 days from the date your contract is issued (unless we allow an earlier date). To participate in the program, your Contract Value initially must be at least $10,000 and you must complete our Systematic Withdrawal form. You can obtain the form from an authorized sales representative or from our Service Center.

Your Systematic Withdrawals in a contract year may not exceed the amount which is not subject to a surrender charge. See the "Surrender Charge" provision in this prospectus. We will deduct the Systematic Withdrawal amounts first from any gain in the contract and then from purchase payments made. You may provide specific instructions as to the Subaccounts and/or interest rate guarantee periods from which we are to take the Systematic Withdrawals. If you have not provided specific instructions, or if your specific instructions cannot be carried out, we will process the withdrawals by canceling Accumulation Units on a pro rata basis from all of the Subaccounts in which you have an interest. To the extent that your assets in the Subaccounts are not sufficient to accomplish the withdrawal, we will take the remaining amount of the withdrawal from any assets you have in the Guarantee Account. We will take deductions from the Guarantee Account from the amounts (including interest credited to such amounts) that have been in the Guarantee Account for the longest period of time.

After your Systematic Withdrawals begin, you may change the frequency and/or amount of your payments subject to the following:

   (1) you may request only one such change in a calendar quarter; and

   (2) if you did not elect the maximum amount you could withdraw under this program at the time you elected the current series of Systematic Withdrawals, then you may increase the remaining payments up to the maximum amount.

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A Systematic Withdrawal program will terminate automatically when a Systematic
Withdrawal would cause the remaining Contract Value to be less than $5,000. If a Systematic Withdrawal would cause the Contract Value to be less than $5,000, then we will not process that Systematic Withdrawal transaction. You may discontinue Systematic Withdrawals at any time by notifying us in writing at our Service Center or by telephone. You may request that we pay any remaining payments in a lump sum. See the "Requesting Payments" provision of this prospectus.

Each Systematic Withdrawal is subject to federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% IRS penalty tax on Systematic Withdrawals if you are under age 59 1/2 at the time of the withdrawal.

Both partial withdrawals at your specific request and withdrawals under a Systematic Withdrawal program will count toward the limit of the amount that you may withdraw free of any surrender charges in any contract year under the free withdrawal privilege. See the "Surrender Charge" provision of this prospectus. In addition, if you elect Lifetime Income Plus 2007, partial withdrawals and withdrawals under a Systematic Withdrawal program may also reduce the amount of the guaranteed minimum withdrawal benefit you are eligible to receive under the terms of the rider. See the "Lifetime Income Plus 2007" provision below. Partial withdrawals under a Systematic Withdrawal program may also reduce your death benefit. See "The Death Benefit" provision of this prospectus. Your Systematic Withdrawal amount may be affected if you take an additional partial withdrawal.

There is no charge for participation in the Systematic Withdrawal program, however, we reserve the right to prohibit participation in Systematic Withdrawal and Dollar Cost Averaging programs at the same time. We also reserve the right to discontinue and/or modify the Systematic Withdrawal program upon 30 days written notice to owners.

Lifetime Income Plus 2007

We reserve the right to discontinue Lifetime Income Plus 2007 at any time and for any reason. If you wish to elect the rider, you must do so at the time of application. Lifetime Income Plus 2007 may be elected with the Annual Step-Up Death Benefit Rider but not with any of the other death benefit rider options.

Lifetime Income Plus 2007 provides guaranteed withdrawals for the life of the Annuitant(s), at least equal to purchase payments, with upside potential, provided you meet certain conditions. If you:

  .  allocate all Contract Value to the prescribed Investment Strategy; and

  . limit total Gross Withdrawals in a Benefit Year to an amount no greater than the Withdrawal Limit;

then you will be eligible to receive total Gross Withdrawals in each Benefit Year equal to the Withdrawal Limit until the last death of an Annuitant.

For important information about the Investment Strategy, please see the "Investment Strategy" provision below.

Withdrawal Limit. The Withdrawal Limit is calculated on each Valuation Day. The Withdrawal Limit is (a) multiplied by (b) where:

   (a) is the greatest of:

      (1) the Contract Value on the prior Contract Anniversary;

      (2) the Withdrawal Base; and

      (3) the Roll-Up Value; and

   (b) is the Withdrawal Factor.

The Withdrawal Base and the Roll-Up Value are amounts used to calculate and establish the Withdrawal Limit. The Withdrawal Factor is established based on the age of the younger Annuitant on the earlier of the Valuation Day of the first Gross Withdrawal and the Valuation Day when the Contract Value is reduced to $100.

Withdrawal Base. Your initial Withdrawal Base is equal to your initial purchase payment received and is adjusted when any subsequent purchase payment is received, as described in the "Purchase Payments" provision.

Roll-Up Value. Your initial Roll-Up Value is equal to your initial purchase payment received. On each Valuation Day your Roll-Up Value will be adjusted. The new Roll-Up Value will equal (a) plus (b) plus (c), where:

   (a) is the Roll-Up Value on the prior Valuation Day;

   (b) is any purchase payment made on the current Valuation Day;

   (c) is the daily roll-up rate, as shown in your contract, multiplied by the cumulative purchase payments.

The Roll-Up Value will continue to increase until the earlier of (i) the "last roll-up date" or (ii) the date of the first withdrawal. The "last roll-up date" is the later of the fifth contract anniversary or the day the older annuitant turns 70 years old. On the last roll-up date or the date of the first withdrawal, whichever comes first,

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the Roll-Up Value will equal the Roll-Up Value on the prior Valuation Day.
After this date, additional purchase payments will not increase the Roll-Up
Value.

On any Valuation Day you make a Gross Withdrawal, if that Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Roll-Up Value will be reduced to zero. After this date, additional purchase payments will not increase the Roll-Up Value.

Purchase Payments. Any purchase payment applied to your contract will adjust your Withdrawal Base and your Rider Death Benefit, and may adjust your Roll-Up Value as described in the "Roll-Up Value" provision above. Please note that we do not consider Bonus Credits as "purchase payments" for purposes of the contract and this rider. Therefore, any applicable Bonus Credit will not be included in the Withdrawal Base, Rider Death Benefit or Roll-Up Value, if applicable. You will have to reset your benefit under the terms of the rider to capture the Bonus Credit or any related earnings in the Withdrawal Base.

In order to obtain the full benefit provided by this rider, you must allocate all assets to the prescribed Investment Strategy from the Benefit Date. Except as noted below, if you have allocated all assets to the Investment Strategy from the Benefit Date, any subsequent purchase payment will be added to the Withdrawal Base and the Rider Death Benefit and may be added to the Roll-Up Value. If you have not allocated all assets to the Investment Strategy, the purchase payment will be added to the Withdrawal Base and, if applicable, the Roll-Up Value, and the Rider Death Benefit will be increased by (a) minus (b), where:

   (a) is the purchase payment; and

   (b) is the purchase payment multiplied by 50%.

We reserve the right to not adjust the Withdrawal Base, Rider Death Benefit, and/or Roll-Up Value for any subsequent purchase payments received. As a result, it is possible that you would not be able to make subsequent purchase payments after the initial purchase payment to take advantage of the benefits provided by Lifetime Income Plus 2007 that would be associated with such additional purchase payments. For example, since the Withdrawal Base would not be adjusted for such subsequent purchase payments, you would not be guaranteed to be eligible to make withdrawals from your contract over a period of time at least equal to the amount of such purchase payments. In addition, if you make purchase payments that are not included in the calculation of your Withdrawal Base, Rider Death Benefit or Roll-Up Value, you will pay a higher rider charge to the extent that the purchase payments increase the Contract Value upon which the charge is imposed. Also, to the extent your Contract Value is increased by such purchase payments, you are less likely to realize any benefit under Lifetime Income Plus 2007, because it is less likely that your Contract Value will be less than the Withdrawal Base or Roll-Up Value. Bonus Credits will have a similar effect on your contract because they increase Contract Value but do not adjust the Withdrawal Base, Rider Death Benefit or Roll-Up Value when they are applied to the contract. Before making purchase payments that do not increase the Withdrawal Base, Rider Death Benefit or Roll-Up Value, you should consider that: (i) the guaranteed amounts provided by the Withdrawal Base, Rider Death Benefit and Roll-Up Value will not include such purchase payments or Bonus Credits; (ii) any such purchase payments or Bonus Credits make it less likely that you will receive a benefit in the form of an additional amount even if your Contract Value has declined; and (iii) this rider may not make sense for you if you intend to make purchase payments that will not increase the Withdrawal Base, Rider Death Benefit and Roll-Up Value.

Impact of Violating the Investment Strategy on the Withdrawal Factor and Rider Death Benefit. Beginning on the first Valuation Day after you choose not to follow the Investment Strategy, your Withdrawal Factor and Rider Death Benefit will be reduced as follows:

The Withdrawal Factor will be (a) minus (b), where:

   (a) is the Withdrawal Factor; and

   (b) is the Withdrawal Factor multiplied by 50%.

The Rider Death Benefit will be (a) minus (b), where:

   (a) is the Rider Death Benefit; and

   (b) is the Rider Death Benefit multiplied by 50%.

You may elect to resume participation in the Investment Strategy, as described in the "Restoration or Reset of the Benefit" provision below, provided we receive notice of your election in a form acceptable to us.

We will not reduce your Withdrawal Factor or Rider Death Benefit if you are not following the Investment Strategy due to a Portfolio liquidation or a Portfolio dissolution and the assets are transferred from the liquidated or dissolved Portfolio to another Portfolio.

Restoration or Reset of the Benefit

Restoration. If your Withdrawal Factor and Rider Death Benefit have been reduced because you have not allocated all assets to the prescribed Investment Strategy, you will have a one-time opportunity to restore your Withdrawal Factor and Rider Death Benefit on a contract anniversary. If such contract

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anniversary is not a Valuation Day, the restore will occur on the next
Valuation Day. The restore feature under this rider may be used only once and is not available on or after the Annuity Commencement Date.

On the Valuation Day we restore your benefit, we will:

   (a) restore the Withdrawal Factor to 100% of the Withdrawal Factor established as of the date of the first withdrawal;

   (b) calculate your Rider Death Benefit to equal the lesser of (i) the total purchase payments less Gross Withdrawals and (ii) current Contract Value;

   (c) calculate your Withdrawal Base to equal the lesser of (i) the Withdrawal Base as of the date of the restore, determined as if you have not allocated outside of the prescribed Investment Strategy and (ii) the current Contract Value;

   (d) allocate your assets to the Investment Strategy in effect as of the last Benefit Date prior to the reduction in benefits, in accordance to your instructions; and

   (e) assess a rider charge equal to the charge that was in effect as of your last Benefit Date prior to the reduction in benefits.

If you want to restore your benefit, we must receive notice of your election in a form acceptable to us at least 15 days prior to your next contract anniversary.

Reset. You may reset your Withdrawal Base on an annual anniversary of the Contract Date when your Contract Value is higher than the Withdrawal Base. If such contract anniversary is not a Valuation Day, the reset will occur on the next Valuation Day. The reset date must be at least 12 months after the later of the Contract Date and the last reset date. Resets will occur automatically unless such automatic resets are or have been terminated.

On the Valuation Day we reset your benefit, we will:

   (a) reset the Withdrawal Factor to 100% of the Withdrawal Factor established as of the date of first withdrawal;

   (b) reset the Rider Death Benefit to the lesser of (i) the total purchase payments less Gross Withdrawals and (ii) current Contract Value;

   (c) reset the Withdrawal Base to your Contract Value;

   (d) reset the Investment Strategy to the current Investment Strategy; and

   (e) reset the charge for this rider (the new charge, which may be higher than your previous charge, will never exceed 2.00%).

Any change to the charge or to the required Investment Strategy for this rider will be communicated to you in writing prior to the contract anniversary date. The reset provision is not available on or after the latest permitted Annuity Commencement Date.

Automatic resets will continue until and unless:

   (a) the owner (or owners) submits a written request to terminate automatic resets (such a request must be received at least 15 days prior to the contract anniversary date);

   (b) the Investment Strategy is violated;

   (c) the Investment Strategy changes, allocations are affected, and we do not receive confirmation of new allocations;

   (d) income payments begin via annuitization; and

   (e) ownership of the contract changes.

If automatic resets have terminated, you may later reinstate automatic resets for any future contract anniversary by submitting a written request to do so; provided you are following the Investment Strategy and income payments have not begun.

Please note that an automatic reset will occur on a contract anniversary if contract value is even nominally higher than the Withdrawal Base (e.g., as little as $1.00 higher) and, therefore, an automatic reset may not be in your best interest because: (i) the charge for this rider may be higher than your previous charge and (ii) the Investment Strategy will be reset to the current Investment Strategy (the Investment Strategy offered on the reset date). Please carefully consider the impact of automatic resets when you elect Lifetime Income Plus 2007 and while the rider is in effect.

Withdrawals. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Withdrawal Base, Rider Death Benefit and Roll-Up Value are reduced. The new Withdrawal Base equals the lesser of (a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Withdrawal Base minus the Gross Withdrawal.

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The new Rider Death Benefit equals the lesser of (a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Rider Death Benefit minus the Gross Withdrawal.

The new Roll-Up Value will be zero. Additional purchase payments will not increase the Roll-Up Value.

If the total Gross Withdrawals in a Benefit Year are less than or equal to the Withdrawal Limit, we will waive any surrender charge on the Gross Withdrawal.

If all Contract Value is allocated to the Investment Strategy, the Withdrawal Limit will be increased for any Benefit Year to the extent necessary to meet any minimum distribution requirements under federal tax law. This increase applies only to the required minimum distribution based on the Contract Value.

You should carefully consider when to begin taking withdrawals if you elected Lifetime Income Plus 2007. The longer you wait before beginning to take withdrawals, the higher the Withdrawal Factor will be, which is one of the components used to determine the amount of your Withdrawal Limit. If you delay taking withdrawals too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

Your Contract Value after taking a withdrawal may be less than the amount required to keep your contract in effect. In this event, or if your Contract Value is reduced to $100, the following will occur:

  . If the Withdrawal Limit is less than $100, we will pay you the greatest of the Rider Death Benefit, the Contract Value and the present value of the Withdrawal Limit in a lump sum, calculated using the Annuity 2000 Mortality Table and an interest rate of 3%.

  . If the Withdrawal Limit is greater than $100, we will begin income payments. We will make payments of a fixed amount for the life of the Annuitant or, if there are Joint Annuitants, the last surviving Annuitant. The fixed amount payable annually will equal the most recently calculated Withdrawal Limit. We will make payments monthly or on another periodic basis agreed by us. If the monthly amount is less than $100, we will reduce the frequency so that the payment will be at least $100. The Rider Death Benefit will continue under this provision. The Rider Death Benefit will be reduced by each payment. The Rider Death Benefit, if any, will be payable on the death of the last surviving Annuitant.

Death Provisions. At the death of the last Annuitant, a death benefit may be payable under this contract and rider. The amount of any death benefit payable will be the greatest of (a), (b) and (c), where:

   (a) is the death benefit as calculated under the base Contract;

   (b) is the Rider Death Benefit; and

   (c) is any amount payable by any other optional death benefit rider.

The death benefit payable will be paid according to the distribution rules under the contract.

If the designated beneficiary is a surviving spouse who is not an Annuitant, whose age is 45 through 85, and who elects to continue the contract as the new owner, this rider will continue. The Withdrawal Base and Roll-Up Value for the new owner will be the death benefit determined as of the first Valuation Day we receive at our Service Center due proof of death and all required forms. The Withdrawal Factor for the new owner will be based on the age of that owner on the date of the first Gross Withdrawal for that owner.

If the designated beneficiary is a surviving spouse who is an Annuitant and who elects to continue the contract as the owner, this rider will continue. The Withdrawal Base and Roll-Up Value will be the same as it was under the contract for the deceased owner. If no withdrawals were taken prior to the first Valuation Day we receive due proof of death and all required forms at our Service Center, the Withdrawal Factor for the surviving spouse will be established based on the attained age of the surviving spouse on the date of the first Gross Withdrawal for the surviving spouse. Otherwise, the Withdrawal Factor will continue as it was under the contract for the deceased Owner.

If the surviving spouse cannot continue the rider, the rider and the rider charge will terminate on the next contract anniversary.

Proceeds that were transferred to the GE Investments Funds, Inc. -- Money Market Fund upon the death of the owner will be reallocated to the Investment Strategy, if applicable, and the asset percentages then in effect at the time of the death of the owner. Such reallocations will not be counted as a transfer for the purpose of the number of transfers allowed under the contract in a calendar year.

Rider Death Benefit. This rider provides for a death benefit (the "Rider Death Benefit") that, on the Contract Date, is equal to the initial purchase payment. The Rider Death Benefit is used to determine the death benefit, if any, payable upon the death of the last Annuitant as described in the "Death Provisions" section above.

Purchase payments applied to your contract in a Benefit Year increase the Rider Death Benefit. If you have allocated all assets to the Investment Strategy from the Benefit Date, any subsequent purchase payment will be added to the Rider Death Benefit. Otherwise, the Rider Death Benefit will be increased by
(a) minus (b), where:

   (a) is the purchase payment; and

   (b) is the purchase payment multiplied by 50%.

Gross Withdrawals in a Benefit Year decrease the Rider Death Benefit. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, the Rider Death Benefit will be reduced by the Gross Withdrawal. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Rider Death Benefit will equal the lesser of (a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Rider Death Benefit minus the Gross Withdrawal.

If you choose not to follow the Investment Strategy, your Rider Death Benefit will be reduced as described in the "Impact of Violating the Investment Strategy on the Withdrawal Factor and Rider Death Benefit" provision above.

Investment Strategy

In order to receive the full benefit provided by Lifetime Income Plus 2007, you must invest all purchase payments and allocations in accordance with a prescribed Investment Strategy. If you do not allocate all assets in accordance with a prescribed Investment Strategy, your benefit under the rider will be reduced by 50%. Even if your benefit is reduced, you will continue to pay the full amount charged for the rider.

Investment Strategies may change from time to time. You may allocate your assets in accordance with your Investment Strategy prescribed at the time the contract was issued, or in accordance with the Investment Strategy in effect at the time you reset your benefit. Therefore, you may have assets allocated to an Investment Strategy that is different than the Investment Strategy described in this prospectus. Your ability to choose different Investment Strategies is limited, as described below.

The current Investment Strategy includes Designated Subaccounts and Asset Allocation Model C. Under this Investment Strategy, contract owners may allocate assets to either Asset Allocation Model C or to one or more Designated Subaccounts. Contract owners may not allocate assets to Asset Allocation Model C and one or more Designated Subaccounts. For more information about Asset Allocation Model C and the Subaccounts comprising Asset Allocation Model C and the Designated Subaccounts, please see the "Subaccounts" and "Asset Allocation Program" provisions in this prospectus.

On a monthly basis, we will rebalance your Contract Value to the Subaccounts in accordance with the percentages that you have chosen to invest in the Designated Subaccounts or in accordance with the allocations that comprise Asset Allocation Model C. In addition, we will also rebalance your Contract Value on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, unless you instruct us otherwise.

Shares of a Portfolio may become unavailable under the contract for new purchase payments, transfers and asset rebalancing. As a result, shares of a Portfolio may also become unavailable under your Investment Strategy. Investment Strategies may be modified to respond to such events by removing unavailable Portfolios and adding new Portfolios as appropriate. Because such changes may affect your allocation instructions, you will need to provide updated allocation instructions to comply with the modified Investment Strategy. If you do not provide updated allocation instructions, any subsequent purchase payments or transfers requesting payment to an unavailable Portfolio will be considered not in good order. Periodic rebalancing to unavailable Portfolios will cease and any imbalances in percentages due to lack of asset rebalancing will not cause a reduction in your benefit.

If you request a transfer or send a subsequent purchase payment with allocation instructions to a Portfolio that is not part of the prescribed Investment Strategy, we will honor your instructions. Please be aware, however, that your total Contract Value will not be invested in accordance with the prescribed Investment Strategy and the guaranteed amount available for withdrawal will be reduced by 50%, resulting in a reduction in your benefit. You may reset your benefit on the next available reset date as described in the "Restoration or Reset of the Benefit" provision for the applicable Guaranteed Minimum Withdrawal Benefit Rider Option.

The current Investment Strategy is as follows:

   (1) owners may allocate assets to the following Designated Subaccounts:

       BlackRock Variable Series Funds, Inc. -- BlackRock Global Allocation V.I. Fund -- Class III Shares;

       Fidelity Variable Insurance Products Fund -- VIP Balanced Portfolio -- Service Class 2;

       Franklin Templeton Variable Insurance Products Trust -- Franklin Income Securities Fund --Class 2 Shares;

       GE Investments Funds, Inc. -- Total Return Fund --Class 3 Shares;

       Janus Aspen Series -- Balanced Portfolio --Service Shares;

       Legg Mason Partners Variable Portfolios I, Inc. --Legg Mason Partners Variable Total Return Portfolio -- Class II;

       MFS(R) Variable Insurance Trust -- MFS(R) Total Return Series -- Service Class Shares; and/or

       Oppenheimer Variable Account Funds --Oppenheimer Balanced Fund/VA -- Service Shares; OR

   (2) owners may allocate assets to Asset Allocation Model C.

Considerations. While the rider is designed to provide life-time withdrawal benefits and the return of purchase payments, these benefits are only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.

When the Rider is Effective

Lifetime Income Plus 2007 must be elected at application. The rider will remain in effect while the contract is in force and before the Annuity Commencement Date. The rider may not be terminated prior to the Annuity Commencement Date. On the Annuity Commencement Date, the rider, and the benefits you are eligible to receive thereunder, will terminate.

At any time before the Annuity Commencement Date, you can elect to annuitize under current annuity rates in lieu of continuing Lifetime Income Plus 2007. This may provide higher income amounts and/or tax treatment than the payments received under this rider.

Change of Ownership

We must approve any assignment or sale of this contract unless the assignment is a court ordered assignment.

General Provisions

For purposes of this rider:

  . A non-natural entity owner must name an Annuitant and may name the Annuitant's spouse as a Joint Annuitant.

  . An individual owner must also be an Annuitant and may name his or her spouse as a Joint Annuitant at issue.

  .  A joint owner must be the owner's spouse.

  . If you marry after issue, you may add your spouse as a joint owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

Examples

The following examples show how Lifetime Income Plus 2007 works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract.

This example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000;

   (2) a bonus credit of $4,000 (4% of $100,000) is applied to the contract;

   (3) the owner makes no additional purchase payments;

   (4) all Contract Value is allocated in accordance with the prescribed Investment Strategy at all times;

   (5) the owner is age 62 at issue, waits 8 years to take a withdrawal, and has a Withdrawal Factor of 6%;

   (6) the Roll-Up Value increases until age 70;

   (7) the contract earns a net return of -2%;

   (8) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the greater of the Contract Value as of the prior contract anniversary, the Withdrawal Base and the Rollup Value) for the rest of the owner's life;

   (9) the Withdrawal Base is systematically reset annually on the contract anniversary; and

  (10) the owner dies upon reaching age 90.

                              Withdrawals                  Withdrawal    Roll-Up   Rider Death
   Age -    Contract Value -    Taken -   Contract Value -   Base -      Value -    Benefit -
End of Year Beginning of Year End of Year   End of Year    End of Year End of Year End of Year
----------------------------------------------------------------------------------------------
    63           104,000            --        101,920        100,000     105,000     101,920
    64           101,920            --         99,882        101,920     110,000     101,920
    65            99,882            --         97,884        101,920     115,000     101,920
    66            97,884            --         95,926        101,920     120,000     101,920
    67            95,926            --         94,008        101,920     125,000     101,920
    68            94,008            --         92,128        101,920     130,000     101,920
    69            92,128            --         90,285        101,920     135,000     101,920
    70            90,285         8,400         80,079        101,920     140,000      93,520
    71            80,079         8,400         70,078        101,920     140,000      85,120
    72            70,078         8,400         60,276        101,920     140,000      76,720
    73            60,276         8,400         50,671        101,920     140,000      68,320
    74            50,671         8,400         41,257        101,920     140,000      59,920
    75            41,257         8,400         32,007        101,920     140,000      51,520
    76            32,007         8,400         22,942        101,920     140,000      43,120
    77            22,942         8,400         14,058        101,920     140,000      34,720
    78            14,058         8,400          5,352        101,920     140,000      26,320
    79             5,352         8,400             --        101,920     140,000      17,920
    80                --         8,400             --        101,920     140,000       9,520
    81                --         8,400             --        101,920     140,000       1,120
    82                --         8,400             --        101,920     140,000          --
    83                --         8,400             --        101,920     140,000          --
    84                --         8,400             --        101,920     140,000          --
    85                --         8,400             --        101,920     140,000          --
    86                --         8,400             --        101,920     140,000          --
    87                --         8,400             --        101,920     140,000          --
    88                --         8,400             --        101,920     140,000          --
    89                --         8,400             --        101,920     140,000          --
    90                --         8,400             --        101,920     140,000          --
----------------------------------------------------------------------------------------------

This next example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000;

   (2) a bonus credit of $4,000 (4% of $100,000) is applied to the contract;

   (3) the owner makes no additional purchase payments;

   (4) all Contract Value is allocated in accordance with the prescribed Investment Strategy at all times;

   (5) the owner is age 77 at issue, waits 5 years to take a withdrawal, and has a Withdrawal Factor of 7%;

   (6) the Roll-Up Value increases for 5 years;

   (7) the contract earns a net return of -2%;

   (8) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the greater of the Contract Value as of the prior contract anniversary, the Withdrawal Base and the Rollup Value) for the rest of the owner's life;

   (9) the Withdrawal Base is systematically reset annually on the contract anniversary; and

  (10) the owner dies upon reaching age 90.

                              Withdrawals                  Withdrawal    Roll-Up   Rider Death
   Age -    Contract Value -    Taken -   Contract Value -   Base -      Value -    Benefit -
End of Year Beginning of Year End of Year   End of Year    End of Year End of Year End of Year
----------------------------------------------------------------------------------------------
    78           104,000            --        101,920        100,000     105,000     101,920
    79           101,920            --         99,882        101,920     110,000     101,920
    80            99,882            --         97,884        101,920     115,000     101,920
    81            97,884            --         95,926        101,920     120,000     101,920
    82            95,926         8,750         85,258        101,920     125,000      93,170
    83            85,258         8,750         74,803        101,920     125,000      84,420
    84            74,803         8,750         64,557        101,920     125,000      75,670
    85            64,557         8,750         54,515        101,920     125,000      66,920
    86            54,515         8,750         44,675        101,920     125,000      58,170
    87            44,675         8,750         35,007        101,920     125,000      49,420
    88            35,007         8,750         25,531        101,920     125,000      40,670
    89            25,531         8,750         16,246        101,920     125,000      31,920
    90            16,246         8,750          7,146        101,920     125,000      23,170
----------------------------------------------------------------------------------------------

This next example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000;

   (2) a bonus credit of $4,000 (4% of $100,000) is applied to the contract;

   (3) the owner makes no additional purchase payments;

   (4) all Contract Value is allocated in accordance with the prescribed Investment Strategy at all times;

   (5) the owner is age 65 at issue and has a Withdrawal Factor of 5.5%;

   (6) the Roll-Up Value increases for 1 year;

   (7) the contract earns a net return of 8%;

   (8) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the greater of the Contract Value as of the prior contract anniversary, the Withdrawal Base and the Rollup Value) for the rest of the owner's life;

   (9) the Withdrawal Base is systematically reset annually on the contract anniversary; and

  (10) the owner dies upon reaching age 90.

                              Withdrawals                  Withdrawal    Roll-Up   Rider Death
   Age -    Contract Value -    Taken -   Contract Value -   Base -      Value -    Benefit -
End of Year Beginning of Year End of Year   End of Year    End of Year End of Year End of Year
----------------------------------------------------------------------------------------------
    66           104,000         5,775        106,545        100,000     105,000     106,545
    67           106,545         5,860        109,209        106,545     105,000     109,209
    68           109,209         6,006        111,939        109,209     105,000     111,939
    69           111,939         6,157        114,737        111,939     105,000     114,737
    70           114,737         6,311        117,606        114,737     105,000     117,606
    71           117,606         6,468        120,546        117,606     105,000     120,546
    72           120,546         6,630        123,560        120,546     105,000     123,560
    73           123,560         6,796        126,649        123,560     105,000     126,649
    74           126,649         6,966        129,815        126,649     105,000     129,815
    75           129,815         7,140        133,060        129,815     105,000     133,060
    76           133,060         7,318        136,387        133,060     105,000     136,387
    77           136,387         7,501        139,796        136,387     105,000     139,796
    78           139,796         7,689        143,291        139,796     105,000     143,291
    79           143,291         7,881        146,873        143,291     105,000     146,873
    80           146,873         8,078        150,545        146,873     105,000     150,545
    81           150,545         8,280        154,309        150,545     105,000     154,309
    82           154,309         8,487        158,167        154,309     105,000     158,167
    83           158,167         8,699        162,121        158,167     105,000     162,121
    84           162,121         8,917        166,174        162,121     105,000     166,174
    85           166,174         9,140        170,328        166,174     105,000     170,328
    86           170,328         9,368        174,586        170,328     105,000     174,586
    87           174,586         9,602        178,951        174,586     105,000     178,951
    88           178,951         9,842        183,425        178,951     105,000     183,425
    89           183,425        10,088        188,010        183,425     105,000     188,010
    90           188,010        10,341        192,711        188,010     105,000     192,711
----------------------------------------------------------------------------------------------

THE DEATH BENEFIT

Distribution Provisions Upon Death of Owner or Joint Owner

In certain circumstances, federal tax law requires that distributions be made under this contract. Except as described below in the "Distribution Rules" provision, a distribution is required upon the death of:

   (1) an owner or joint owner; or

   (2) the Annuitant or Joint Annuitant, if any owner or joint owner is a non-natural entity.

The amount of proceeds payable upon the death of an owner or joint owner (or the Annuitant or Joint Annuitant if an owner or joint owner is a non-natural entity) and the methods available for distributing such proceeds are also described in the provision below.

If any owner or joint owner who is not also an Annuitant or Joint Annuitant dies prior to the Annuity Commencement Date, the amount of proceeds payable will be the Contract Value as of the first Valuation Day as of which we have receipt of request for surrender or choice of applicable payment option, due proof of death and any required forms at our Service Center.

Death Benefit at Death of any Annuitant Before Annuity Commencement Date

If any Annuitant dies before income payments begin, regardless of whether the Annuitant is also an owner or joint owner, the amount of proceeds payable is the death benefit. Upon receipt of due proof of an Annuitant's death and all required forms (generally, due proof of death is a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to the finding of death), a death benefit will be paid in accordance with your instructions, subject to distribution rules and termination of contract provisions discussed in the contract and elsewhere in the prospectus.

The death benefit choices we offer are:

   (1) the Basic Death Benefit; and

   (2) the Annual Step-Up Death Benefit Rider.

We automatically provide the Basic Death Benefit to you. The Annual Step-Up Death Benefit Rider is available to you for an additional charge and must be elected at the time of application.

The death benefit varies based on:

   (1) the Annuitant's age on the date the contract is issued;

   (2) the Annuitant's age on the date of his or her death;

   (3) the number of contract years that elapse from the date the contract is issued until the date of the Annuitant's death; and

   (4) whether any premium taxes are due at the time the death benefit is paid.

Basic Death Benefit

The Basic Death Benefit available for all contracts issued is equal to the greater of:

   (a) purchase payments adjusted for any partial withdrawals (including any applicable surrender charges and premium taxes assessed) calculated as of the Valuation Day we receive due proof of death; and

   (b) the Contract Value on the Valuation Day we receive due proof of death and all required forms.

Partial withdrawals (including any withdrawals taken pursuant to Lifetime Income Plus 2007) reduce the death benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and any premium taxes assessed) reduces the Contract Value.

Please see Appendix A for an example of the Basic Death Benefit calculation.

Annual Step-up Death Benefit Rider

The Annual Step-Up Death Benefit Rider adds an extra feature to the Basic Death Benefit. The Annual Step-Up Death Benefit Rider may not be elected if any Annuitant is 85 or older. Under the Annual Step-Up Death Benefit Rider, the amount of death benefit proceeds we will pay upon receipt of due proof of death of any Annuitant and all required forms at our Service Center will be the greater of:

  .  the Basic Death Benefit; and

  .  the Annual Step-Up Death Benefit Rider described below.

The following is the Annual Step-Up Death Benefit if all Annuitant(s) are age 80 or younger on the date the contract is issued:

The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the later of the fifth contract anniversary and the contract anniversary next following or coincident with the 80th birthday of the older Annuitant and on the Valuation Day which we receive due proof of death and all required forms at our Service Center. At each reset date, the Annual Step-Up Death Benefit equals the greater of (a) and
(b) where:

   (a) is the Contract Value; and

   (b) is the Annual Step-Up Death Benefit on the last reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

Partial withdrawals (including any withdrawals taken pursuant to the terms of Lifetime Income Plus 2007) reduce the Annual Step-Up Death Benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and premium taxes assessed) reduces the Contract Value.

The following is the Annual Step-Up Death Benefit if any Annuitant is older than age 80 on the date the contract is issued:

The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the contract anniversary next following or coincident with the 85th birthday of the older Annuitant and on the Valuation Day which we receive due proof of death and all required forms at our Service Center. At each reset date, the Annual Step-Up Death Benefit equals the greater of (a) and (b) where:

   (a) is the Contract Value; and

   (b) is the Annual Step-Up Death Benefit on the last reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

Partial withdrawals (including any withdrawals taken pursuant to Lifetime Income Plus 2007) reduce the Annual Step-Up Death Benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and any applicable premium taxes assessed) reduces the Contract Value.

You may only elect the Annual Step-Up Death Benefit Rider at the time of application. Once elected, it may not be terminated and it will remain in effect while this contract is in force until income payments begin. On the Annuity Commencement Date, this rider and its corresponding charge will terminate.

We charge an additional amount for this benefit. This charge will not exceed an annual rate of 0.20% of your Contract Value at the time of the deduction. See the "Fee Tables" provision of this prospectus for additional information.

Please refer to Appendix A for an example of the calculation of the Annual Step-Up Death Benefit Rider.

Termination of Death Benefit Rider Options When Contract Assigned or Sold

The Annual Step-Up Death Benefit Rider will terminate in the event that you assign or sell this contract, unless your contract is assigned or sold pursuant to a court order.

How to Claim Proceeds and/or Death Benefit Payments

At the death of:

   (1) an owner or joint owner; or

   (2) the Annuitant or Joint Annuitant if any owner is a non-natural entity;

all members of the class first listed below having a member alive or in existence on the date of that death will become the designated beneficiary:

   (1) the owner or joint owner;

   (2) the primary beneficiary;

   (3) the contingent beneficiary; or

   (4) the owner's or joint owner's estate.

The designated beneficiary will be treated thereafter as the sole owner of the contract. The designated beneficiary may choose one of the payment choices described below, or a default payment choice will apply if no such election is made. For purposes of this provision, if there is more than one primary beneficiary named, each one will be treated separately with respect to their portion of the contract. Thus, in cases where there are multiple designated beneficiaries, once all required information is received, each designated beneficiary will be allocated their share of the proceeds in accordance with the terms of the contract and as specified by the owner. Then, each designated beneficiary may elect one of the payment choices below or have the default payment choice apply. If there is no primary beneficiary(ies) alive or in existence at the time of death, all proceeds will be then payable to any named contingent beneficiary(ies).

We should be notified immediately by telephone upon the death of an owner, joint owner, Annuitant or Joint Annuitant. We have the right to request that all notifications of death be immediately followed by written notification. Upon notification, no additional purchase payments will be accepted. Upon such notification of death, we will transfer all assets in the

Separate Account to the GE Investments Funds, Inc. -- Money Market Fund until receipt of due proof of death and any required forms. Due proof of death consists of a death certificate issued by a government jurisdiction or a court of law. Any required forms can consist of information necessary in order to pay any named designated beneficiary(ies) and any other information necessary to process applicable proceeds.

Any proceeds will be paid in equal shares to one or more designated beneficiaries in accordance with the contract unless otherwise specified by the owner. The distribution rules will be applied as if each designated beneficiary's portion were a separate contract. If a designated beneficiary dies prior to filing a death claim, death proceeds will be paid to that designated beneficiary's estate.

Payment Choices: The designated beneficiary may elect the form in which the proceeds will be paid from the following payment choices (and if no election is made, the default payment choice described below will apply):

   (1) apply the proceeds to provide income under Optional Payment Plan 1, Life Income with Period Certain, as described in the "Optional Payment Plans" section of this prospectus. The first income payment must be made no later than one year after the date of death. The period certain must not exceed the designated beneficiary's life expectancy, as determined by the Internal Revenue Service. The designated beneficiary becomes the Owner and Annuitant under the "Optional Payment Plans" provision;

   (2) receive the proceeds in one lump sum payment;

   (3) receive the proceeds over a period of five years following the date of death. We will set the Contract Value to be equal to the death proceeds as of the first Valuation Day that we have received due proof of death. At any time during the five-year period following the date of death, a partial or full distribution may be taken from the contract. The Contract Value as of the date of the distribution request will be the amount payable. We will pay, in one payment, any Contract Value remaining at the earlier of the end of the five-year period or at the death of the designated beneficiary;

   (4) if the designated beneficiary is the spouse of a deceased owner, he or she may continue the contract as stated in the "Distribution Rules" provision below.

If a designated beneficiary makes no election within 60 days following receipt of due proof of death and all required forms at our Service Center, payments will default to payment choice 3 (proceeds paid within five years of death).

Distribution Rules

When Death Occurs Before Income Payments Begin

The distribution rules below apply to Non-Qualified Contracts that are generally treated as annuity contracts under the Code. These rules do not apply to Qualified Contracts or contracts held by charitable remainder trusts and certain other entities. Contracts that are not subject to these rules may be subject to other distribution rules. See the "Tax Matters" provision in this prospectus. If the sole designated beneficiary is the spouse of the deceased owner, the spouse may continue the contract as the new owner. If the deceased owner was also an Annuitant or Joint Annuitant, the spouse will automatically become the new sole Annuitant replacing any other Annuitant. As the new named owner and Annuitant, the spouse may exercise all rights as stated in the contract. Any other surviving Joint Annuitant will be removed from the contract. At the death of the surviving spouse, this spousal continuation provision may not be used again (for example, in the case where the surviving spouse remarries). If the spouse is one of multiple designated beneficiaries, the spouse may only continue the contract in proportion to the amount as allocated to him or her by the owner as stated on the application or later in writing in a form acceptable to us.

If the designated beneficiary(ies) is not the spouse of the deceased, the designated beneficiary(ies) may not continue the contract indefinitely. Instead, the proceeds from the contract must be distributed in accordance with payment choice 1, 2, or 3.

When Death Occurs After Income Payments Begin

After income payments begin, if an owner, joint owner, Annuitant, or designated beneficiary dies while the contract is in force, payments that are already being made under the contract will be made at least as rapidly as under the method of distribution in effect at the time of such death, notwithstanding any other provision of the contract. This means that unless accelerated in accordance with contract terms, income payments will continue to the beneficiary under the distribution method in effect at the applicable death.

INCOME PAYMENTS

Income Payments and the Annuity Commencement Date

The Annuity Commencement Date is the date income payments begin under the contract, provided the Annuitant is still living

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on that date. The Annuity Commencement Date must be a date at least thirteen months from the date the contract is issued.

The owner selects the contract's initial Annuity Commencement Date at issue. Thereafter, until income payments begin, the owner may elect to extend the Annuity Commencement Date in one-year increments, so long as the new Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. The latest Annuity Commencement Date we currently permit may not be a date beyond the younger Annuitant's 90th birthday. We reserve the right to discontinue to allow the deferral of the Annuity Commencement Date at any time and without prior notice. Any consent for a new Annuity Commencement Date will be provided on a non-discriminatory basis.

An owner may request to change the Annuity Commencement Date by sending written notice to our Service Center prior to the Annuity Commencement Date then in effect. If you change the Annuity Commencement Date, the Annuity Commencement Date will mean the new Annuity Commencement Date selected, provided such Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. If income payments have not commenced upon reaching the latest permitted Annuity Commencement Date, we will begin making payments to the named payee. In this circumstance: (i) if Lifetime Income Plus 2007 applies, income payments will be made pursuant to Optional Payment Plan 6, Fixed Income for Life; or (iii) if the Payment Optimizer Plus applies, income payments will be made in the form of a Life Income. If, however, at the latest permitted Annuity Commencement Date these riders do not apply, income payments will be made in the form of a Life Income with a 10 Year Period Certain.

An Annuity Commencement Date that occurs or is scheduled to occur at an advanced age (e.g., past age 85) may, in certain circumstances, have adverse income tax consequences. See the "Tax Matters" provision of this prospectus. Contracts issued to qualified retirement plans provide for income payments to start on the date and under the option specified by the plan.

We will make monthly income payments to the owner beginning on the Annuity Commencement Date provided an Annuitant is still living. Unless you have elected Payment Optimizer Plus, and subject to the provisions discussed above, we will make the monthly income payment in the form of a Life Income with a 10 Year Period Certain plan or a Joint Life and Survivor Income with a 10 Year Period Certain plan, both with variable income payments, using the gender (where appropriate) and settlement age of the Annuitant(s) instead of the payee, unless you make another election as described below. If you elected Payment Optimizer Plus, we will make monthly income payments over the life of the Annuitant(s). As described in your contract, the settlement age may be less than the Annuitant's age. This means that payments may be lower than they would have been without the adjustment. You may also choose to receive the Surrender Value of your contract in a lump sum on the date immediately preceding the Annuity Commencement Date, in which case, we will cancel the contract. See the "Requesting Payments" provision of this prospectus.

Payments will continue for the life of the Annuitant under the Life Income with a 10 Year Period Certain plan if he or she lives longer than 10 years. If the Annuitant dies before the end of 10 years, we will discount the remaining payments for the 10-year period at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.

Payments will continue for the life of the Surviving Annuitant under the Joint Life and Survivor Income with a 10 Year Period Certain plan, if any Annuitant lives longer than 10 years. If both Annuitants die before the end of 10 years, the remaining payments for the 10-year period will be discounted at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.

The contract also provides optional forms of income payments, each of which is payable on a fixed basis. Optional Payment Plan 1 and Optional Payment Plan 2 also are available on a variable basis.

If you elect fixed income payments, the guaranteed amount payable will be computed using interest at 3% compounded yearly. We may increase the interest rate, which will increase the amount we pay to you or the payee.

If you elect variable income payments, the dollar amount of the first variable income payment will depend on the annuity purchase rates described in your contract for the optional payment plan you choose. These rates vary based on the Annuitant's settlement age and gender, and upon the settlement age and gender of a second person you designate (if applicable). Under such tables, the longer the life expectancy of the Annuitant or the longer the period for which we guarantee to make payments under the option, the smaller the amount the first variable income payment will be. After your first income payment, the dollar amount of your income payments will vary based on the investment performance of the Subaccount(s) in which you invest and the contract's assumed interest rate.

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The assumed interest rate is an assumption we make regarding the investment performance of the Portfolios you select. This rate is simply the total return, after expenses, you need to keep your variable income payments level. We assume an effective annual rate of 3%. This means that if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is less than 3%, then the dollar amount of your variable income payment will decrease. Conversely, if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is greater than 3%, then the dollar amount of your income payment will increase.

We will make income payments monthly unless you elect to receive payments quarterly, semi-annually or annually. Under all available payment plans, if any payment that is made more frequently than annually is, would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. If the annual payment payable at maturity is less than $20, we will pay the Surrender Value in a lump sum. See the "Requesting Payments" provision in this prospectus. Upon making such a lump sum payment, we will have no future obligation under the contract.

The amount of your income payments will depend on four things:

   (1) your Surrender Value on the Valuation Day immediately preceding the Annuity Commencement Date;

   (2) the settlement age on the Annuity Commencement Date, and if applicable, the gender of the Annuitant(s);

   (3) the specific payment plan you choose; and

   (4) if you elect variable income payments, the investment performance of the Portfolios selected.

As provided in your contract, we may adjust the age used to determine income payments, and we may deduct premium taxes from your payments.

Optional Payment Plans

The following optional payment plans are available under the contract unless you have fully annuitized under Payment Optimizer Plus:

   Optional Payment Plan 1 -- Life Income with Period Certain. This option guarantees monthly payments for the lifetime of the payee with a minimum number of years of payments. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. The payee selects the designated period. If the payee dies during the minimum period, we will discount the amount of the remaining guaranteed payments at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

   Optional Payment Plan 2 -- Joint Life and Survivor Income. This option provides for us to make monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the survivor's estate, unless otherwise provided.

   Optional Payment Plan 3 -- Income for a Fixed Period. This option provides for periodic payments to be made for a fixed period not longer than 30 years. Payments can be made annually, semi-annually, quarterly, or monthly. If the payee dies, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

   Optional Payment Plan 4 -- Income of a Definite Amount. This option provides periodic payments of a definite amount to be paid. Payments can be annually, semi-annually, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in a lump sum to the payee's estate, unless otherwise provided.

   Optional Payment Plan 5 -- Interest Income. This option provides for periodic payments of interest earned from the proceeds left with us. Payments can be annually, semi-annually, quarterly, or monthly. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in a lump sum to the payee's estate, unless otherwise provided. This plan is not available to contracts issued as Qualified Contracts.

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   Optional Payment Plan 6 -- Fixed Income for Life.  This option provides for us to make monthly payments of a fixed amount for the life of the Annuitant or, if there are Joint Annuitants, the last surviving Annuitant. If Lifetime Income Plus 2007 has been elected and the contract has reached the latest permitted Annuity Commencement Date, the fixed amount payable annually will be greater than or equal to the most recently calculated Withdrawal Limit. If the last surviving Annuitant dies, no amount will be payable under this option.

If the payee is not a natural person, our consent must be obtained before selecting an Optional Payment Plan. Fixed income payments, if selected, will begin on the date we receive due proof of the Annuitant's death, or on the Annuity Commencement Date. Variable income payments will begin within seven days after the date payments would begin under the corresponding fixed option. Payments under Optional Payment Plan 5 (Interest Income) will begin at the end of the first interest period after the date proceeds are otherwise payable.

All payments under Optional Payment Plan 3 (Income for a Fixed Period), Optional Payment Plan 4 (Income of a Definite Amount) and Optional Payment Plan 5 (Interest Income) may be redeemed by the payee upon written request to our Service Center. Payments made under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Joint Life and Survivor Income) and Optional Payment Plan 6 (Fixed Income for Life) are not redeemable. If a request for redemption is received in good order for Optional Payment Plan 3, Optional Payment Plan 4 or Optional Payment Plan 5, the payment will generally be made within seven days; however, some states require us to reserve the right to defer payments from the Guarantee Account for up to six months from the date we receive the request for payment.

Variable Income Payments

The monthly amount of your first variable income payment will equal your Contract Value as of the Annuity Commencement Date, less any premium taxes, multiplied by the monthly payment rate for the payment plan you choose (at an assumed interest rate of 3%), divided by 1,000. We determine subsequent payments based on Annuity Units.

On the Annuity Commencement Date, we determine the number of Annuity Units for each Subaccount. This number will not change unless you make a transfer. On the Annuity Commencement Date, the number of Annuity Units for a Subaccount is the portion of the first payment from that Subaccount divided by the Annuity Unit value for that Subaccount on the day the first payment is due. Each subsequent variable income payment will equal the sum of payments for each Subaccount. The payment for a Subaccount is the number of Annuity Units for that Subaccount times the Annuity Unit value for that Subaccount seven days before the monthly anniversary of the Annuity Commencement Date.

Following the Annuity Commencement Date, the Annuity Unit value of each Subaccount for any Valuation Period will equal the Annuity Unit value for the preceding Valuation Period multiplied by the product of (a) and (b), where:

   (a) is the net investment factor for the Valuation Period for which we are calculating the Annuity Unit value; and

   (b) is an assumed interest rate factor equal to .99991902 raised to a power equal to the number of days in the Valuation Period.

The assumed interest rate factor in (b) above is the daily equivalent of dividing by one plus the assumed investment interest rate of 3%. We may offer a plan that has a different assumed investment interest rate. If we do, the assumed interest rate factor we use in (b) above would change.

Transfers after the Annuity Commencement Date

If we are making variable income payments, the payee may change the Subaccounts from which we are making the payments three times each calendar year. If you elect Payment Optimizer Plus, the benefits you receive under such rider may be reduced if, after a transfer, your assets (Annuity Units) are not allocated in accordance with the prescribed Investment Strategy. The transfer will be effective as of the end of the Valuation Period during which we receive written request at our Service Center. We reserve the right to limit the number of transfers, if necessary, for the contract to continue to be treated as an annuity under the Code. We also reserve the right to refuse to execute any transfer if any of the Subaccounts that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Annuity Unit values. If the number of Annuity Units remaining in a Subaccount after a transfer is less than 1, we will transfer the remaining balance in addition to the amount requested for the transfer. We will not allow a transfer into any Subaccount unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payments as of the date of the transfer will not be affected by the transfer. We will not charge for transfers made after the Annuity Commencement Date.

We do not permit transfers between the Subaccounts and the Guarantee Account after the Annuity Commencement Date. We

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also do not permit transfers in the Guarantee Account from one interest rate guarantee period to another interest rate guarantee period.

Payment Optimizer Plus

Payment Optimizer Plus provides for a guaranteed income benefit that is based on the amount of purchase payments you make to your contract. Please note that we do not consider Bonus Credits as "purchase payments" for purposes of the contract and this rider. Therefore, any applicable Bonus Credit will not be included in the benefit base. You will have to reset your benefit under the terms of the rider to capture the Bonus Credit or any related earnings in the benefit base. Under the rider, you will receive a series of monthly income payments determined on the Annuity Commencement Date. If you meet the conditions of the rider, as discussed more fully below, the amount of your monthly income payment will have a guaranteed payment floor, and the guaranteed payment floor will not vary based on the market performance of the Subaccounts in which your assets are allocated. In addition, you will be eligible to receive at least the value of your purchase payments in monthly income or additional death proceeds, even if your Contract Value reduces to zero. The rider includes an "immediate annuitization" feature that provides you the opportunity to receive monthly income payments within the first year of the contract. These and other features of the rider are more fully discussed below.

We reserve the right to discontinue offering the rider at any time and for any reason. If you wish to elect this rider, you must do so at the time of application.

Investment Strategy

In order to receive the full benefit provided by this rider, you must invest all purchase payments and allocations in accordance with the prescribed Investment Strategy. If you do not allocate all assets in accordance with the prescribed Investment Strategy, your benefit will be reduced by 50%. Even if your benefit is reduced, you will continue to pay the full amount charged for the rider.

Investment Strategies may change from time to time. You may allocate your assets in accordance with your Investment Strategy prescribed at the time the contract was issued, or in accordance with the Investment Strategy in effect at the time you reset your benefit. Therefore, you may have assets allocated to an Investment Strategy that is different than the Investment Strategy described in this prospectus. Your ability to choose different Investment Strategies is limited, as described below.

The current Investment Strategy includes Designated Subaccounts and Asset Allocation Model C. Under this Investment Strategy, contract owners may allocate assets to either Asset Allocation Model C or to one or more Designated Subaccounts. Contract owners may not allocate assets to Asset Allocation Model C and one or more Designated Subaccounts. For more information about Asset Allocation Model C and the Subaccounts comprising Asset Allocation Model C and the Designated Subaccounts, please see the "Subaccounts" and "Asset Allocation Program" provisions in this prospectus.

On a monthly basis, we will rebalance your Contract Value to the Subaccounts in accordance with the percentages that you have chosen to invest in the Designated Subaccounts or in accordance with the allocations that comprise Asset Allocation Model C. In addition, we will also rebalance your Contract Value on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, unless you instruct us otherwise.

Shares of a Portfolio may become unavailable under the contract for new purchase payments, transfers, and asset rebalancing. As a result, shares of a Portfolio may also become unavailable under your Investment Strategy. Investment Strategies may be modified to respond to such events by removing unavailable Portfolios and adding new Portfolios as appropriate. Because such changes may affect your allocation instructions, you will need to provide updated allocation instructions to comply with the modified Investment Strategy. If you do not provide updated allocation instructions, any subsequent purchase payments or transfers requesting payment to an unavailable Portfolio will be considered not in good order. Periodic rebalancing to unavailable Portfolios will cease and any imbalances in percentages due to lack of asset rebalancing will not cause a reduction in your benefit.

If you request a transfer or send a subsequent purchase payment with allocation instructions to a Portfolio that is not part of the prescribed Investment Strategy, we will honor your instructions. Please be aware, however, that your total Contract Value will not be invested in accordance with the prescribed Investment Strategy, and your benefit base will be reduced by 50%, resulting in a reduction in your benefit.

You may elect to resume participation in the prescribed Investment Strategy at your next available reset date, as described in the "Reset of Benefit Base" provision below, provided we receive written notice of your election at our Service Center at least 15 days prior to that date. If you elect to participate in the Investment Strategy, your benefit base will be

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reset to your Contract Value as of that date. At that time, the charge for this rider will also be reset. The new charge, which may be higher than your previous charge, is guaranteed not to exceed an annual rate of 1.25%.

The current Investment Strategy is as follows:

   (1) owners may allocate assets to the following Designated Subaccounts:

       BlackRock Variable Series Funds, Inc. -- BlackRock Global Allocation V.I. Fund -- Class III Shares;

       Fidelity Variable Insurance Products Fund -- VIP Balanced
       Portfolio -- Service Class 2;

       Franklin Templeton Variable Insurance Products Trust -- Franklin Income Securities Fund -- Class 2 Shares;

       GE Investments Funds, Inc. -- Total Return Fund --Class 3 Shares;

       Janus Aspen Series -- Balanced Portfolio --Service Shares;

       Legg Mason Partners Variable Portfolios I, Inc. --Legg Mason Partners Variable Total Return Portfolio -- Class II;

       MFS(R) Variable Insurance Trust -- MFS(R) Total Return Series -- Service Class Shares; and/or

       Oppenheimer Variable Account Funds --Oppenheimer Balanced
       Fund/VA -- Service Shares; OR

   (2) owners may allocate assets to Asset Allocation Model C.

If, on the Annuity Commencement Date, you are allocating assets in accordance with the prescribed Investment Strategy and you later choose to allocate the value of Annuity Units without following the Investment Strategy, your income base will be reduced by 50% and the benefits you are eligible to receive under the rider will be reduced. However, if your benefit base was reduced due to not following the Investment Strategy and then not reset before your Annuity Commencement Date, this adjustment does not apply.

On a monthly basis, we will rebalance the value of Annuity Units to the Subaccounts in accordance with the percentages that you have chosen for the Designated Subaccounts or in accordance with the allocation that comprises Asset Allocation Model C.

We will not reduce your benefit base or income base if you are not following the Investment Strategy due to a Portfolio liquidation or a Portfolio dissolution and the assets are transferred from the liquidated or dissolved Portfolio to another Portfolio.

Benefit Base and Income Base

Benefit base is used to calculate income base. Income base is used to calculate the guaranteed amount of monthly income. Income base is also used to calculate any additional death proceeds. If benefit base or income base is reduced, the benefits you are eligible for under this rider also will be reduced.

The initial benefit base is equal to the sum of all purchase payments received on the Contract Date. The benefit base remains in effect until adjusted as described below.

If you have allocated assets in accordance with the prescribed Investment Strategy from the later of the Contract Date and the date on which benefit base was reset, as described in the "Reset of Benefit Base" provision below, any additional purchase payments applied will be added to the benefit base as of the prior Valuation Day. We reserve the right to exclude additional purchase payments from being applied to the benefit base. As a result, it is possible that you would not be able to make subsequent purchase payments after the initial purchase payment to take advantage of the benefits provided by Payment Optimizer Plus that would be associated with such additional purchase payments. For example, since your benefit base would not be increased for such subsequent purchase payments, the monthly income payments associated with such purchase payments would not have a guaranteed payment floor and such purchase payments would not increase the income base for purposes of calculating the amount of any additional death proceeds. In addition, if you make purchase payments that are not included in the calculation of your benefit base, you will pay a higher rider charge to the extent that the purchase payments increase the Contract Value upon which the charge is imposed. Also, to the extent your Contract Value is increased by such purchase payments, you are less likely to realize any benefit under Payment Optimizer Plus, because it is less likely that your Contract Value will be less than the benefit base or income base, as applicable. Bonus Credits will have a similar effect on your contract because they increase Contract Value but do not adjust the benefit base when they are applied to the contract. Before making purchase payments that do not increase the benefit base, you should consider that: (i) the guaranteed payment floor, additional death proceeds, and other guarantees provided by this rider will not reflect such purchase payments or Bonus Credits; (ii) any such purchase payments or Bonus Credits make it less likely that you will receive any such benefits even if your Contract Value has declined; and (iii) this rider may not make sense for you if you intend to make purchase payments that will not increase the benefit amount.

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If your benefit base was reduced due to not following the Investment Strategy and then not reset, any additional purchase payments applied will increase the benefit base on the prior Valuation Day by (a) minus (b), where:

   (a) is the purchase payment; and

   (b) is the purchase payment multiplied by 50%.

We reserve the right to exclude additional purchase payments from being applied to the benefit base.

All withdrawals, including any surrender charges, reduce the benefit base. The new benefit base is equal to (a) multiplied by (b) divided by (c), where:

   (a) is the benefit base as of the prior Valuation Day, adjusted for any additional purchase payments received;

   (b) is the Contract Value following the withdrawal; and

   (c) is the Contract Value before the withdrawal.

On the Annuity Commencement Date, the income base is set equal to the benefit base. Any withdrawal that occurs on the Annuity Commencement Date will be processed before benefit base is converted to income base.

Reset of Benefit Base

If all of the Annuitants are ages 50 through 85, you may choose to reset your benefit base on an annual anniversary of the Contract Date that is at least 12 months after the later of the Contract Date and the last reset date.

We must receive written notice of your election to reset your benefit base at our Service Center at least 15 days prior to the reset date. If you do reset your benefit base, as of that date, we will:

  .  reset the benefit base to your Contract Value;

  . reset the charge for this rider. The new charge, which may be higher than your previous charge, will never exceed 1.25% annually; and

  .  reset the Investment Strategy to the current Investment Strategy.

You may not reset your benefit base after the Annuity Commencement Date. If on any contract anniversary any Annuitant is older than age 85, you may not reset your benefit base. Because the Annuity Commencement Date is determined by when you begin taking income payments, you should carefully consider when to start taking income payments if you elected Payment Optimizer Plus. The longer you wait before beginning to take income payments, the more opportunities you may have to reset the benefit base and thereby potentially increase the amount of income payments. If you delay starting to take income payments too long, you may limit the number of years available for you to take income payments in the future (due to life expectancy) and you may be paying for a benefit you are not using.

Systematic Resets. You may elect to reset your benefit base automatically on an available contract anniversary (a "systematic reset"). If you have not previously elected to systematically reset your benefit, or if your election has terminated, we must receive written notice of your election to systematically reset your benefit at our Service Center at least 15 days prior to your next contract anniversary.

A systematic reset of your benefit base will occur when your contract value is higher than the benefit base as of the available contract anniversary or, if the contract anniversary is not a Valuation Day, as of the next Valuation Day. By "available contract anniversary" we mean a contract anniversary on which you are eligible to reset your benefit, as such requirements (age and otherwise) are described herein.

Systematic resets will continue until and unless:

   (a) the Investment Strategy is violated;

   (b) the owner (or owners) submits a written request to terminate systematic resets;

   (c) income payments begin via annuitization;

   (d) the Investment Strategy changes, allocations are affected, and we do not receive confirmation of new allocations; or

   (e) ownership changes.

Please note that a systematic reset will occur on an available contract anniversary if contract value is even nominally higher than the benefit base (e.g., as little as $1.00 higher) and, therefore, a systematic reset may not be in your best interest because: (i) the charge for this rider may be higher than your previous charge; and (ii) the Investment Strategy will be reset to the current Investment Strategy (the Investment Strategy offered on the reset date). Please carefully consider whether it is in your best interest to elect to systematically reset your benefit base.

Monthly Income

The Annuity Commencement Date under this rider may be any Valuation Day after the first Valuation Day under the Contract. Prior to the date that monthly income begins, the Annuity

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Commencement Date may be changed to any Valuation Day after the first Valuation
Day under the Contract. On the Annuity Commencement Date, we will begin the payment process for your monthly income payments. Monthly income will be paid to you over the life of the Annuitant(s), unless you elect otherwise. Beginning on the Annuity Commencement Date, monthly income will be calculated annually as of the first Valuation Day of each annuity year. An annuity year is the one-year period beginning on the Annuity Commencement Date or on the annual anniversary of the Annuity Commencement Date. If the first day of an annuity year does not begin on a Valuation Day, the next Valuation Day will be used in calculating the monthly income for that annuity year. Monthly income will not vary during an annuity year. The amount may increase or decrease from annuity year to annuity year.

How Income Payments are Calculated

Guaranteed Payment Floor. The guaranteed payment floor is the guaranteed amount of each monthly income. The guaranteed payment floor is equal to
(a) multiplied by (b) divided by (c), where:

   (a) is the income base;

   (b) is the guaranteed payment floor percentage for the attained age of the Annuitant for a single Annuitant contract or the attained age for younger living Annuitant for a Joint Annuitant contract on the Annuity Commencement Date; and

   (c) is 12.

For purposes of this rider, the benefits provided under this rider, and the rider charge, once a contract is a Joint Annuitant contract, it will remain a Joint Annuitant contract while the contract and rider are in effect.

Initial Monthly Income. The initial monthly income is the greater of the level income amount and the guaranteed payment floor. The annual income amount is used to determine the level income amount. We determine the level income amount by applying the annual income amount to a 12 month, period certain, single payment immediate annuity.

The initial annual income amount is equal to (a) multiplied by (b), where:

   (a) is the payment rate based upon the gender(s), when applicable, and settlement age(s) of the Annuitant(s) as shown in the rider, the Contract Value on the Valuation Day prior to the Annuity Commencement Date and the income base as of the Annuity Commencement Date; and

   (b) is the Contract Value on the Valuation Day prior to the Annuity Commencement Date less any premium tax.

For purposes of this rider only, the payment rates are based on the Annuity 2000 Mortality Table, using an assumed interest rate of 4%. These annuity rates may not be as favorable as the current rates we would use to calculate payments under the "Life Income with Period Certain" annuity payment option available under this contract on the Annuity Commencement Date, and your Contract Value on the Annuity Commencement Date would be higher than under this rider because there would be no associated rider charge. Accordingly, payments under such an annuity payment option may be greater than payments under this rider. However, payments under such an annuity payment option would not have a guaranteed payment floor. In addition, you would not be guaranteed to be eligible to receive such at least the value of your purchase payments in monthly income payments or additional death proceeds even if your Contract Value reduces to zero, although payments under life income with period certain annuity payment options may also provide certain death proceeds. You should carefully consider which annuity payment option is right for you.

Monthly Age Adjustment. The settlement age(s) is the Annuitant(s)'s age last birthday on the date monthly income begins, minus an age adjustment from the table below. The actual age adjustment may be less than the numbers shown.


                           Year Payments Begin  Maximum
                           --------------------   Age
                           After    Prior To   Adjustment
                           --------------------
                           2005       2011          5
                           2010       2026         10
                           2025         --         15

On the Annuity Commencement Date, if any monthly income payment would be $100 or less, we reserve the right to reduce the frequency of payments to an interval that would result in each amount being at least $100. If the annual payment would be less than $100, we will pay the Contract Value on the Valuation Day prior to the Annuity Commencement Date and the contract will terminate on the Annuity Commencement Date.

Subsequent Monthly Income. Subsequent annual income amounts are determined by means of Annuity Units. The amount of any subsequent annual income amount may be greater or less than the initial payment. We guarantee that each subsequent payment will not be affected by variations in mortality experience from the mortality assumptions on which the first payment is based. The number of Annuity Units will be determined on the Annuity Commencement Date. The number will not change unless a transfer is made. The number of Annuity Units for a Subaccount is determined by dividing the initial annual income amount attributable to that Subaccount by the Annuity Unit value for that Subaccount as of the Annuity Commencement Date. The dollar amount of each subsequent annual income amount is the sum of the payments from each Subaccount. The payment is determined by multiplying your number of Annuity Units in each Subaccount by the Annuity Unit value for that Subaccount as of the Valuation Day each annuity year starts.

An adjustment account is established on the Annuity Commencement Date. The adjustment account tracks the difference between the level income amount and the guaranteed payment floor when the level income amount is less than the guaranteed payment floor. You will not receive monthly income above the guaranteed payment floor unless future performance of the underlying Subaccount(s) is sufficient to reduce the adjustment account to zero. Therefore, poor long-term performance of the underlying Subaccount(s) may result in monthly income equal to the guaranteed payment floor, even if the underlying Subaccount(s) performs well in a particular year. The value of the adjustment account on the Annuity Commencement Date will be the greater of
(a) and (b), where:

   (a) is zero; and

   (b) is 12 multiplied by the guaranteed payment floor, minus 12 multiplied by the initial level income amount.

Monthly income in subsequent annuity years will be calculated annually as of the first Valuation Day of each annuity year. The actual monthly income in subsequent annuity years is the greater of (a) and (b), where:

   (a) is the subsequent level income amount, minus any value in the adjustment account as of the date the last monthly income was paid divided by 12; and

   (b) is the guaranteed payment floor.

For monthly income in subsequent annuity years, the value of the adjustment account will be the greater of (a) and (b), where:

   (a) is zero; and

   (b) is the value of the adjustment account as of the prior annuity year, plus 12 multiplied by the actual subsequent monthly income for the current annuity year, minus 12 multiplied by the subsequent level income amount for the current annuity year.

The following is an example of a monthly income calculation that demonstrates how the adjustment account works. This example is based on purely hypothetical values and is not intended to depict investment performance of the contract.

                   Level   Guaranteed Change in  Adjustment            Net
         Annual   Income    Payment   Adjustment  Account             Annual
 Annuity Income   Amount     Floor     Account    Balance   Monthly Investment
  Year   Amount  (Monthly) (Monthly)  (Annually) (Monthly)  Income    Return
 -----------------------------------------------------------------------------
    1    $ 7,658  $  638      $750     $ 1,342     $1,342   $  750     7.0%
    2      7,879     657       750       1,121      2,463      750     7.0%
    3      8,106     676       750         894      3,357      750     7.0%
    4      8,340     695       750         660      4,017      750     7.0%
    5      8,581     715       750         419      4,436      750     7.0%
    6      8,828     736       750         172      4,608      750     7.0%
    7      9,083     757       750         (83)     4,525      750     7.0%
    8      9,345     779       750        (345)     4,181      750     7.0%
    9      9,614     801       750        (614)     3,566      750     7.0%
   10      9,892     824       750        (892)     2,675      750     7.0%
   11     10,177     848       750      (1,177)     1,498      750     7.0%
   12     10,471     873       750      (1,471)        27      750     7.0%
   13     10,773     898       750         (27)         0      895     7.0%
   14     11,083     924       750           0          0      924     7.0%
   15     11,403     950       750           0          0      950     7.0%
   16     11,732     978       750           0          0      978     7.0%
   17     12,070   1,006       750           0          0    1,006     7.0%
   18     12,419   1,035       750           0          0    1,035     7.0%
   19     12,777   1,065       750           0          0    1,065     7.0%
   20     13,145   1,095       750           0          0    1,095     7.0%
 -----------------------------------------------------------------------------

   (1) The income base is the converted benefit base and is assumed to be $100,000.

   (2) The first annual income amount is calculated by applying a rate based on the Annuity 2000 Table and 4% interest to the Contract Value as of the Annuity Commencement Date.

   (3) All subsequent annual income amounts are calculated assuming hypothetical investment performance of 7% per year.

   (4) The level income amount is equal to the annual income amount divided by 12.

   (5) The guaranteed payment floor is 9% of the income base divided by 12.

   (6) The change in the adjustment account balance is equal to the guaranteed payment floor minus the level income amount, multiplied by 12, while the adjustment account is greater than zero.

   (7) The adjustment account balance is the sum of the changes in the adjustment account.

   (8) The monthly income is the greater of the level income amount minus the prior adjustment account balance divided by 12, and the guaranteed payment floor.

Death Provisions

The following provisions apply to the rider.

Special Distribution Rules When Death Occurs Before Monthly Income Starts. If the designated beneficiary is a surviving spouse who elects to continue the contract as the new owner, this rider will continue.

Special Distribution Rules When the Last Annuitant Dies On or After Monthly Income Starts. If the last Annuitant dies after an Annuity Commencement Date, there may be additional death proceeds paid under this rider to the designated beneficiary in a lump sum. The amount of any additional death proceeds will be the greater of (a) and (b), where:

   (a) is (i) minus (ii), where:

      (i) is the income base;

     (ii) is the sum of all monthly income paid; and

   (b) is zero.

When this Rider is Effective

The effective date of the rider is the Contract Date. This rider may be terminated only when the contract is terminated.

Change of Ownership

You may assign the benefits provided under this rider. The Annuitant(s) will not change if you assign the benefits. We must be notified in writing if you assign the benefits of this rider.

General Provisions

For purposes of this rider:

  . a non-natural owner must name an Annuitant and may name the Annuitant's spouse as a Joint Annuitant;

  .  an individual owner must also be an Annuitant;

  .  an owner may name only his or her spouse as a joint owner;

  . if there is only one owner, that owner may name only his or her spouse as a Joint Annuitant at issue; and

  . if you marry after issue, but prior to the Annuity Commencement Date, you may add your spouse as a joint owner and Joint Annuitant or as a joint owner or Joint Annuitant only.

Examples

The following examples show how the rider works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract. The examples assume that an owner purchases the contract with a male Annuitant, age 65, at the time of issue.

The first examples assumes that:

   (1) the owner purchases the contract for $100,000;

   (2) a bonus credit of $4,000 (4% of $100,000) is applied to the contract;

   (3) the owner makes no additional purchase payments or withdrawals;

   (4) all Contract Value is allocated to the prescribed Investment Strategy at all times;

   (5) the contract earns a net return of 0%;

   (6) the benefit base is reset on each contract anniversary;

   (7) the Annuity Commencement Date is the fourth contract anniversary;

   (8) the guaranteed payment floor percentage is 7%;

   (9) the 12 month, period certain, single payment immediate annuity rate is 0%; and

  (10) there is no premium tax.

On the Annuity Commencement Date, the income base is set equal to the benefit base.

                                                             Additional
                                                               Death
                 Annual Level  Guaranteed                     Proceeds
         Annuity Income Income  Payment   Monthly Adjustment (Beginning
          Year   Amount Amount   Floor    Income   Account    of Year)
         --------------------------------------------------------------
            1    $6,778  $565     $607     $607     $  502    $104,000
            2     6,517  $543      607     $607      1,265      96,720
            3     6,266  $522      607     $607      2,279      89,440
            4     6,025  $502      607     $607      3,534      82,160
            5     5,794  $483      607     $607      5,020      74,880

The annual income amount for annuity year 1 is determined by multiplying the Contract Value by a payment rate (in this example, $104,000 x .06517 = $6,778). The level income amount is determined by dividing the annual income amount by
12. In this example, for annuity year 1, the level income amount is $565 ($6,778 / 12). The guaranteed payment floor is determined by multiplying the income base by the guaranteed payment floor percentage and dividing that product by 12 (in this example, ($104,000 x .07) / 12 = $607). Monthly income is the greater of the guaranteed payment floor and the level income amount, which, for annuity year 1, is the greater of $607 and $565. The additional death proceeds equal to the income base minus the sum of all monthly income paid.

TAX MATTERS

Introduction

This part of the prospectus discusses the federal income tax treatment of the contract. The federal income tax treatment of the contract is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances.

This discussion does not address all of the federal income tax rules that may affect you and your contract. This discussion also does not address other federal tax consequences, or state or local tax consequences, associated with a contract. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

Taxation of Non-Qualified Contracts

This part of the discussion describes some of the federal income tax rules applicable to Non-Qualified Contracts. A Non-Qualified Contract is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the Code, such as an individual retirement annuity or a
Section 401(k) plan.

Tax deferral on earnings. The federal income tax law generally does not tax any increase in an owner's Contract Value until there is a distribution from the contract. However, certain requirements must be satisfied in order for this general rule to apply, including:

  . an individual must own the contract (or the tax law must treat the contract as owned by an individual);

  . the investments of the Separate Account must be "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations;

  . the owner's right to choose particular investments for a contract must be limited; and

  . the contract's Annuity Commencement Date must not occur near the end of the Annuitant's life expectancy.

Contracts not owned by an individual -- no tax deferral and loss of interest deduction. As a general rule, the Code does not treat a contract that is owned by an entity (rather than an individual) as an annuity contract for federal income tax purposes. The entity owning the contract pays tax each year on the annual increase in Contract Value over the purchase payments paid for the contract. Contracts issued to a corporation or a trust are examples of contracts where the owner pays current tax on the contract's earnings.

There are several exceptions to this rule. For example, the Code treats a contract as owned by an individual if the nominal owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide non-qualified deferred compensation for its employees.

In the case of a contract issued after June 8, 1997 to a taxpayer that is not an individual, or a contract held for the benefit of an entity, the entity will lose its deduction for a portion of its otherwise deductible interest expenses. This disallowance does not apply if the non-natural owner pays tax on the annual increase in the Contract Value. Entities that are considering purchasing the contract, or entities that will benefit from someone else's ownership of a contract, should consult a tax adviser.

Investments in the Separate Account must be diversified. For a contract to be treated as an annuity contract for federal income tax purposes, the investments of a separate account such as the Separate Account must be "adequately diversified." The IRS has issued regulations that prescribe standards for determining whether the investments of the Separate Account, including the assets of each Portfolio in which the Separate Account invests, are adequately diversified. If the Separate Account fails to comply with these diversification standards, the owner could be required to pay tax for the year of such failure and each subsequent year on the untaxed income accumulated in the contract.

Although we do not control the investments of all of the Funds, we expect that the Funds will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restrictions on the extent to which an owner can direct the investment of contract values. In some circumstances, owners of variable contracts who possess excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contract, we believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the contract from being treated as the owner of the underlying Separate Account assets. However, there is no assurance such efforts would be successful.

Age at which income payments must begin. Federal income tax rules do not expressly identify a particular age by which income payments must begin. However, those rules do require that an annuity contract provide for amortization, through income payments, of the contract's purchase payments and earnings. If income payments begin or are scheduled to begin at a date that the IRS determines does not satisfy these rules, interest and gains under the contract could be taxable each year as they accrue.

No guarantees regarding tax treatment. We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the remainder of this discussion assumes that your contract will be treated as an annuity contract for federal income tax purposes and that the tax law will not impose tax on any increase in your Contract Value until there is a distribution from your contract.

Partial withdrawals and surrenders. A partial withdrawal occurs when you receive less than the total amount of the Surrender Value. In the case of a partial withdrawal, you will pay tax on the amount you receive to the extent your Contract Value before the partial withdrawal exceeds your "investment in the contract." (This term is explained below.) IRS rules are unclear, but with respect to an actual withdrawal or other transactions (such as an assignment or a gift) that is treated as a withdrawal for tax purposes, if you purchased Lifetime Income Plus 2007, it is possible that you will pay tax to the extent the remaining amount available under the benefit exceeds your "investment in the contract." This income (and all other income from your contract) is ordinary income. The Code imposes a higher rate of tax on ordinary income than it does on capital gains.

A total surrender occurs when you receive the total amount of the contract's Surrender Value. In the case of a total surrender, you will pay tax on the amount you receive to the extent it exceeds your "investment in the contract."

Your "investment in the contract" generally equals the total of your purchase payments under the contract, reduced by any amounts you previously received from the contract that you did not include in your income.

Your contract imposes charges relating to the death benefit, including any death benefit provided under an optional rider. It is possible that all or a portion of these charges could be treated as withdrawals from the contract.

In the case of Systematic Withdrawals, the amount of each Systematic Withdrawal should be considered a distribution and taxed in the same manner as a partial withdrawal from the contract.

Assignments and pledges. The Code treats any assignment or pledge of (or agreement to assign or pledge) any portion of your Contract Value as a withdrawal of such amount or portion.

Gifting a contract. If you transfer ownership of your contract -- without receiving full and adequate consideration --to a person other than your spouse (or to your former spouse incident to divorce), you will pay tax on your Contract Value to the extent it exceeds your "investment in the contract." In such a case, the new owner's "investment in the contract" will be increased to reflect the amount included in your income.

Taxation of income payments. The Code imposes tax on a portion of each income payment (at ordinary income tax rates) and treats a portion as a nontaxable return of your "investment in the contract." Periodic payments paid under a benefit rider (as previously described in this prospectus) are generally not taxed as income payments. We will notify you annually of the taxable amount of your income payment.

Pursuant to the Code, you will pay tax on the full amount of your income payments once you have recovered the total amount of the "investment in the contract." If income payments cease because of the death of the Annuitant and before the total amount of the "investment in the contract" has been recovered, the unrecovered amount generally will be deductible.

If proceeds are left with us (Optional Payment Plan 5), they are taxed in the same manner as a surrender. The owner must pay tax currently on the interest credited on these proceeds. This treatment could also apply to Optional Payment Plan 4 depending on the relationship of the amount of the periodic payments to the period over which they are paid.

Taxation of the death benefit. We may distribute amounts from your contract because of the death of an owner, a joint owner, or an Annuitant. The tax treatment of these amounts depends on whether the owner, joint owner, or Annuitant dies before or after the Annuity Commencement Date.

Taxation of Death Benefit if Paid Before the Annuity Commencement Date:

  . The death benefit is taxed in the same manner as an income payment if received under an optional payment plan.

  . If not received under an optional payment plan, the death benefit is taxed in the same manner as a surrender or a partial withdrawal, depending on the manner in which the death benefit is paid.

Taxation of Death Benefit if Paid After the Annuity Commencement Date:

  . The death benefit is includible in income to the extent that it exceeds the unrecovered "investment in the contract."

Penalty taxes payable on partial withdrawals, surrenders, or income payments. The Code may impose a penalty tax equal to 10% of the amount of any payment from your contract that is included in your gross income. The Code does not impose the 10% penalty tax if one of several exceptions applies. These exceptions include withdrawals, surrenders, or income payments that:

  .  you receive on or after you reach age 59 1/2;

  .  you receive because you became disabled (as defined in the tax law);

  .  are received on or after the death of the owner; or

  . you receive as a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer.

It is uncertain whether Systematic Withdrawals will qualify for this last exception. If they do, any modification of the Systematic Withdrawals, including additional partial withdrawals apart from the Systematic Withdrawals, could result in certain adverse tax consequences. In addition, a transfer between Subaccounts may result in payments not qualifying for this exception.

Special rules if you own more than one contract. In certain circumstances, you may have to combine some or all of the Non-Qualified Contracts you own in order to determine the amount of an income payment, a surrender, or a partial withdrawal that you must include in income. For example:

  . if you purchase a contract offered by this prospectus and also purchase at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract;

  . if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract for certain purposes.

The effects of such aggregation are not clear. However, it could affect:

  . the amount of a surrender, a partial withdrawal or an income payment that you must include in income; and

  .  the amount that might be subject to the penalty tax described above.

Section 1035 Exchanges

Under Section 1035 of the Code, the exchange of one annuity contract for another annuity contract generally is not taxed (unless cash is distributed). To qualify as a nontaxable exchange however, certain conditions must be satisfied, e.g., the obligee(s) under the new annuity contract must be the same obligee(s) as under the original contract.

Upon the death of a non-spousal joint owner, the contract provides the surviving joint owner with the option of using the proceeds of this contract to purchase a separate annuity contract with terms and values that are substantially similar to those of this contract. Exercise of this option will not qualify as a tax-free exchange under Section 1035.

Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with retirement plans that receive special tax treatment are called "Qualified Contracts." We may not offer all of the types of Qualified Contracts described herein in the future. Prospective purchasers should contact our Service Center for information on the availability of Qualified Contracts at any given time.

The federal income tax rules applicable to qualified retirement plans are complex and varied. As a result, this prospectus makes no attempt to provide more than general information about use of the contract with the various types of qualified retirement plans. Persons intending to use the contract in connection with a qualified retirement plan should obtain advice from a competent advisor.

The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. The purchase of this contract as an investment of a qualified retirement plan does not provide additional tax deferral benefits beyond those provided in the qualified retirement plan. If you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefits, income benefits and other non-tax benefits. Please consult a tax adviser for information specific to your circumstances in order to determine whether this contract is an appropriate investment for you.

Types of Qualified Contracts. The types of Qualified Contracts currently being offered include:

  . Traditional Individual Retirement Accounts (IRAs) permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual's gross income for the year. Certain employers may establish Simplified Employee Pensions (SEPs), which have higher contribution limits, on behalf of their employees. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether death benefits such as those in the contract comport with IRA qualification requirements.

  . Roth IRAs permit certain eligible individuals to make non-deductible contributions to a Roth IRA. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% IRS penalty tax may apply to distributions made: (1) before age 59 1/2 (subject to certain exceptions); or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

  . Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans ("H.R. 10 or Keough plans") for themselves and their employees.

  . 403(b) Plans allow employees of certain tax-exempt organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. Distributions of: (1) salary reduction contributions made in years beginning after December 31, 1988;
     (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions (but not earnings) may also be distributed upon hardship, but would generally be subject to penalties.

Terms of qualified retirement plans and Qualified Contracts. The terms of a qualified retirement plan may affect your rights under a Qualified Contract. When issued in connection with a qualified retirement plan, we will amend a contract as generally necessary to conform to the requirements of the type of plan. However, the rights of any person to any benefits under qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Employer qualified plans. Qualified plans sponsored by an employer or employee organization are governed by the provisions of the Code and the Employee Retirement Income Security Act, as amended ("ERISA"). ERISA is administered primarily by the U.S. Department of Labor. The Code and ERISA include requirements that various features be contained in an employer qualified plan with respect to: participation; vesting; funding; nondiscrimination; limits on contributions and benefits; distributions; penalties; duties of fiduciaries; prohibited transactions; withholding; reporting and disclosure.

In the case of certain qualified plans, if a participant is married at the time benefits become payable, unless the participant elects otherwise with written consent of the spouse, the benefits must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is an annuity payable for the life of the participant with a survivor annuity for the life of the spouse in an amount that is not less than one-half of the amount payable to the participant during his or her lifetime. In addition, a married participant's beneficiary must be the spouse, unless the spouse consents in writing to the designation of a different beneficiary.

If this contract is purchased as an investment of a qualified plan, the owner will be either an employee benefit trust or the plan sponsor. Plan participants and beneficiaries will have no ownership rights in the contract. Only the owner, acting through its authorized representative(s) may exercise contract rights. Participants and beneficiaries must look to the plan fiduciaries for satisfaction of their rights to benefits under the terms of the qualified plan.

Where a contract is purchased by an employer-qualified plan, we assume no responsibility regarding whether the contract's terms and benefits are consistent with the requirements of the Code and ERISA. It is the responsibility of the employer, plan trustee, plan administrator and/or other plan fiduciaries to satisfy the requirements of the Code and ERISA applicable to the qualified plan. This prospectus does not provide detailed tax or ERISA information. Various tax disadvantages, including penalties, may result from actions that conflict with requirements of the Code or ERISA, and the regulations pertaining to those laws. Federal tax laws and ERISA are continually under review by Congress. Any changes in the laws or in the regulations pertaining to the laws may affect the tax treatment of amounts contributed to employer qualified plans and the fiduciary actions required by ERISA.

IRA's and Roth IRA's. The Code permits individuals to make annual contributions to IRA's of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. The Code also permits certain eligible individuals to contribute to make non-deductible contributions to a Roth IRS in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in this contract comports with IRA qualification requirements.

You will be the owner of a contract issued as an IRA or Roth IRA, and will be responsible for exercising your rights as owner in accordance with applicable tax rules, including limitations for contributions and distributions.

The death benefit and Qualified Contracts. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit, including that provided by any death benefit rider option, from being provided under the contracts when we issue the contracts as Traditional IRAs, Roth IRAs or SEPs. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional IRA, Roth IRA or a SEP could disqualify a contract and result in increased taxes to the owner.

It is also possible that the death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a Section 403(b) plan. Even if the death benefit under the contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract in connection with such plan.

Treatment of Qualified Contracts compared with Non-Qualified
Contracts. Although some of the federal income tax rules are the same for both Qualified and Non-Qualified Contracts, many of the rules are different. For example:

  . the Code generally does not impose tax on the earnings under either Qualified or Non-Qualified Contracts until the earnings are distributed;

  . the Code does not limit the amount of purchase payments and the time at which purchase payments can be made under Non-Qualified Contracts. However, the Code does limit both the amount and frequency of purchase payments made to Qualified Contracts;

  . the Code does not allow a deduction for purchase payments made for Non-Qualified Contracts, but sometimes allows a deduction or exclusion from income for purchase payments made to a Qualified Contract;

  . Under most qualified retirement plans, the owner must begin receiving payments from the contract in certain minimum amounts by a certain date, generally April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2 for Traditional IRAs and SEPs and April 1 of the calendar year following the later of the calendar year in which the employee (except for a 5 percent owner) retires or attains age 70 1/2, for other Qualified Contracts. Roth IRAs do not require any distributions during the owner's lifetime. The death benefit under your contract may increase the amount of the minimum required distribution that must be taken from your contract.

The federal income tax rules applicable to qualified retirement plans and Qualified Contracts vary with the type of plan and contract. For example, federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified retirement plan and the circumstances of the plan participant, e.g., the participant's compensation.

Amounts received under Qualified Contracts. Federal income tax rules generally include distributions from a Qualified Contract in your income as ordinary income. Purchase payments that are deductible or excludible from income do not create "investment in the contract." Thus, under many Qualified Contracts there will be no "investment in the contract" and you include the total amount you receive in your income. There are exceptions. For example, you do not include amounts received from a Roth IRA if certain conditions are satisfied. In addition, failure to comply with the minimum distribution rules applicable to certain qualified retirement plans, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified retirement plan.

Federal penalty taxes payable on distributions: The Code may impose a penalty tax equal to 10% of the amount of any payment from your Qualified Contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. The exceptions vary depending on the type of Qualified Contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a partial withdrawal, surrender, or income payment:

  .  received on or after the owner reaches age 59 1/2;

  . received on or after the owner's death or because of the owner's disability (as defined in the tax law);

  . received as a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer; or

  .  received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

Moving money from one Qualified Contract or qualified retirement plan to another. Rollovers and transfers: In many circumstances you may move money between Qualified contracts and qualified retirement plans by means of a rollover or a transfer. Recent legislation has expanded these rollover options, including permitting for the first time the rollover of your after-tax contributions, for distributions made between 2002 and 2011. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse federal income tax consequences, including paying taxes which you might not otherwise have had to pay. You should always consult a tax adviser before you move or attempt to move assets between any Qualified Contract or plan and another Qualified Contract or plan.

Direct rollovers: The direct rollover rules apply to certain payments (called "eligible rollover distributions") from Section 401(a) plans, Section 403(b) plans, H.R. 10 plans and Qualified Contracts used in connection with these types of plans. The direct rollover rules do not apply to distributions from IRAs. The direct rollover rules require federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the owner elects to have the amount directly transferred to certain Qualified Contracts or plans. Certain restrictions apply to the ability to rollover any after-tax amounts.

Prior to receiving an eligible rollover distribution from us, we will provide you with a notice explaining these requirements and the procedure for avoiding 20% withholding by electing a direct rollover.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, federal income tax rules may require us to withhold tax. At the time you request a partial withdrawal, surrender, or income payment, we will send you forms that explain the withholding requirements.

State Income Tax Withholding

If required by the law of your state, we will also withhold state income tax from the taxable portion of each distribution made under the contract, unless you make an available election to avoid withholding. If permitted under state law, we will honor your request for voluntary state withholding.

Tax Status of the Company

Under existing federal income tax laws, we do not pay tax on investment income and realized capital gains of the Separate Account. We do not anticipate that we will incur any federal income tax liability on the income and gains earned by the Separate Account. The Company, therefore, does not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

Changes in the Law

This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

REQUESTING PAYMENTS

To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any partial withdrawal or total surrender proceeds from the Separate Account within seven days after receipt at our Service Center of a request in good order. We also will ordinarily make payment of lump sum death benefit proceeds from the Separate Account within seven days from the receipt of due proof of death and all required forms. We will determine payment amounts as of the end of the Valuation Period during which our Service Center receives the payment request or due proof of death and all required forms.

In most cases, when we pay the death benefit in a lump sum, we will pay these proceeds either:

   (1) to your designated beneficiary directly in the form of a check; or

   (2) by establishing an interest bearing account, called the "Secure Access Account," for the designated beneficiary, in the amount of the death benefit.

When establishing the Secure Access Account we will send the designated beneficiary a checkbook within 7 days after we receive all the required documents, and the designated beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit payment. The Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the Secure Access Account. If we do not receive instructions from the designated beneficiary with regard to the form of death benefit payment, we will automatically establish the Secure Access Account.

We will delay making a payment from the Subaccount or applying Subaccount value to a payment plan if:

   (1) the disposal or valuation of the Subaccount is not reasonably practicable because:

      . the SEC declares that an emergency exists (due to the emergency the disposal or valuation of the Separate Account's assets is not reasonably practicable);

      . the New York Stock Exchange is closed for other than a regular holiday or weekend;

      .  trading is restricted by the SEC; or

   (2) the SEC, by order, permits postponement of payment to protect our owners.

State law requires that we reserve the right to defer payments from the Guarantee Account for a partial withdrawal or surrender for up to six months from the date we receive your payment request at our Service Center. We also may defer making any payments attributable to a check or draft that has not cleared until we are satisfied that the check or draft has been paid by the bank on which it is drawn.

If mandated under applicable law, we may be required to reject a purchase payment and/or block an owner's account and thereby refuse any requests for transfers, partial withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your account to government regulators.

SALE OF THE CONTRACTS

We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana as Genworth Financial Brokerage Corporation) (collectively, "Capital Brokerage Corporation") for the distribution and sale of the contracts. Pursuant to this agreement, Capital Brokerage Corporation serves as principal underwriter for the contracts, offering them on a continuous basis. Capital Brokerage Corporation is located at 6620 West Broad Street, Building 2, Richmond, Virginia 23230.

Capital Brokerage Corporation was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. Capital Brokerage Corporation is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the NASD.

Capital Brokerage Corporation offers the contracts through its registered representatives who are registered with the NASD and with the states in which they do business. More information about Capital Brokerage Corporation and the registered representatives is available at http://www.nasdr.com or by calling
(800) 289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with Capital Brokerage Corporation are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

Capital Brokerage Corporation also enters into selling agreements with an affiliated broker-dealer and unaffiliated broker-dealers to sell the contracts. The registered representatives of these selling firms are registered with the NASD and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

We pay compensation to Capital Brokerage Corporation for promotion and sales of the contracts by its registered representatives as well as by affiliated and unaffiliated selling firms. This compensation consists of sales commissions and
other cash and non-cash compensation. The maximum commission we may pay is   %
of your aggregate purchase payments.

The maximum commission consists of three parts --commissions paid to internal and external wholesalers of

Capital Brokerage Corporation ("wholesalers" are individuals employed by the Company and registered with Capital Brokerage Corporation that promote the offer and sale of the contracts), commissions paid to the affiliated and unaffiliated brokerage firm for whom the registered representative that sold your contract is employed ("selling firms"), and an amount paid to the selling firm for marketing allowances and other payments related to the sale of the contract. Wholesalers with Capital Brokerage Corporation receive a maximum
commission of   % of purchase payments.

After commission is paid to the wholesalers of Capital Brokerage Corporation, a
commission is then paid to the selling firm. A maximum commission of   % of
purchase payments is paid to the selling firm. The exact amount of commission paid to the registered representative who sold you your contract is determined by the brokerage firm for whom the representative is employed.

All selling firms receive commissions as described above based on the sale and receipt of purchase payments on the contract. Unaffiliated selling firms receive additional compensation, including marketing allowances and other
payments. The maximum marketing allowance paid on the sale of a contract is   %
of purchase payments. At times, Capital Brokerage Corporation may make other cash and non-cash payments to selling firms, as well as receive payments from selling firms, for expenses relating to the recruitment and training of personnel, periodic sales meetings, the production of promotional sales literature and similar expenses. These expenses may also relate to the synchronization of technology between the Company, Capital Brokerage Corporation and the selling firm in order to coordinate data for the sale and maintenance of the contract. In addition, registered representatives may be eligible for non-cash compensation programs offered by Capital Brokerage Corporation or an affiliated company, such as conferences, trips, prizes and awards. The amount of other cash and non-cash compensation paid by Capital Brokerage Corporation or its affiliated companies ranges significantly among the selling firms. Likewise, the amount received by Capital Brokerage Corporation from the selling firms ranges significantly.

The commissions listed above are maximum commissions paid, and reflect situations where we pay a higher commission for a short period of time for a special promotion.

Commissions paid on the contracts, including other incentives and payments, are not charged directly to you or to your Contract Value, but indirectly through fees and charges imposed under the contracts.

All commissions, special marketing allowances and other payments made or received by Capital Brokerage Corporation to or from selling firms come from or are allocated to the general assets of Capital Brokerage Corporation or one of its affiliated companies. Therefore, regardless of the amount paid or received by Capital Brokerage Corporation or one of its affiliated companies, the amount of expenses you pay under the contract do not vary because of such payments to or from such selling firms.

Even though your contract costs are not determined based on amounts paid to or received from Capital Brokerage Corporation or the selling firm, the prospect of receiving, or the receipt of, additional compensation as described above may create an incentive for selling firms and/or their registered representative to sell you this product versus another product with respect with which a selling firm does not receive additional compensation, or a lower level of additional compensation. You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the contracts.

During 2006, no commissions were paid to Capital Brokerage Corporation for the sale of contracts in the Separate Account as this product commenced new sales
on              , 2007. In 2006, 2005 and 2004, no underwriting commissions were paid to Capital Brokerage Corporation. Although neither we nor Capital Brokerage Corporation anticipate discontinuing the offering of the contracts, we do reserve the right to discontinue offering the contracts at any time.

ADDITIONAL INFORMATION

Owner Questions

The obligations to owners under the contracts are ours. Please direct your questions and concerns to us at our Service Center.

Return Privilege

Within 10 days after you receive the contract (or such longer period as may be required by applicable law), you may cancel it for any reason by delivering or mailing it postage prepaid, to our Service Center at:

                  Genworth Life Insurance Company of New York
                             Annuity New Business
                            6610 West Broad Street
                           Richmond, Virginia 23230

If you cancel your contract, it will be void, and we will send you a refund computed as of that date. Your refund will be computed as follows:

   (1) if your Contract Value has increased or has stayed the same, your refund will equal your Contract Value, minus any Bonus Credits applied, but plus any mortality and expense risk charges and administrative expense charges we deducted on or before the date we received the returned contract;

   (2) if your Contract Value has decreased, your refund will equal your Contract Value, minus any Bonus Credits applied, but plus any mortality and expense risk charges and administrative expense charges we deducted on or before the date we received the returned contract and plus any investment loss, including any charges made by the Portfolios, attributable to Bonus Credits as of the date we received the returned contract; or

   (3) if required by the law of your state, your purchase payments minus any partial surrenders you previously have taken.

This means you receive any gains and we bear any losses attributable to the Bonus Credits during the free look period. We do not assess a surrender charge when your contract is canceled during the free-look period.

If you cancel your contract, it will be void. In certain states, you may have more than 10 days to return the contract for a refund.

State Regulation

As a life insurance company organized and operated under the laws of the State of New York, we are subject to provisions governing life insurers and to regulation by the New York Commissioner of Insurance.

Our books and accounts are subject to review and examination by the State Corporation Commission of the State of New York at all times. That Commission conducts a full examination of our operations at least every five years.

Evidence of Death, Age, Gender, Marital Status or Survival

We may require proof death, age, gender, marital status or survival and any other required forms before we act on contract provisions relating to the death of any person or persons, or those provisions that are dependent upon age, gender, marital status or survival.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the Separate Account. At least once each year, we will send you a report showing information about your contract for the period covered by the report. The report will show the total Contract Value and a breakdown of the assets in each Subaccount and the Guarantee Account. The report also will show purchase payments and charges made during the statement period. We also will send you an annual and a semi-annual report for each Portfolio underlying a Subaccount to which you have allocated assets, as required by the 1940 Act. In addition, you will receive a written confirmation when you make purchase payments, transfers, or take partial withdrawals.

Other Information

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered by this prospectus. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Separate Account, the Company, and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

Legal Proceedings

We, like other insurance companies, are involved in lawsuits. In some lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although neither the Company nor Capital Brokerage Corporation can predict the outcome of any litigation with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us, the Separate Account, or Capital Brokerage Corporation.

Although it is not anticipated that these developments will have an adverse impact on the Separate Account or on the ability of Capital Brokerage Corporation to perform under its principal underwriting agreement, there can be no assurance at this time.

APPENDIX A

Examples of the Available Death Benefits

Basic Death Benefit

The purpose of this example is to show how the Basic Death Benefit works based on purely hypothetical values and is not intended to depict investment performance of the contract.

Example:  Assuming an owner:

   (1) purchases a contract for $100,000;

   (2) makes no additional purchase payments and takes no partial withdrawals;

   (3) is not subject to premium taxes; and

   (4) the Annuitant is age 75 on the Contract Date then:

Annuitant's End of Contract     Basic
    Age      Year   Value   Death Benefit
-----------------------------------------
    76        1    $103,000   $103,000
    77        2     112,000    112,000
    78        3      90,000    100,000
    79        4     135,000    135,000
    80        5     130,000    130,000
    81        6     150,000    150,000
    82        7     125,000    125,000
    83        8     145,000    145,000
-----------------------------------------

Partial withdrawals (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2007) will reduce the Basic Death Benefit by the proportion that the partial withdrawal (including any applicable surrender charge and any premium tax assessed) reduces your Contract Value. For example:

        Purchase Contract     Basic
 Date   Payment   Value   Death Benefit
---------------------------------------
3/31/07 $10,000  $10,000     $10,000
3/31/15           20,000      20,000
3/31/16           14,000      20,000
---------------------------------------

If a partial withdrawal of $7,000 is made on March 31, 2016, the Basic Death Benefit immediately after the partial withdrawal will be $10,000 ($20,000 to $10,000) since the Contract Value is reduced 50% by the partial withdrawal ($14,000 to $7,000). This is true only if the Basic Death Benefit immediately prior to the partial withdrawal (as calculated above) is not the Contract Value on the date we receive due proof of the Annuitant's death. It also assumes that both the Annuitant and Joint Annuitant are younger than age 80 at the time of death, that no surrender charge applies, and that no premium tax applies to the partial withdrawal. This example is based on purely hypothetical values and is not intended to depict investment performance of the contract.

Annual Step-up Death Benefit Rider

The following example shows how the Annual Step-Up Death Benefit Rider works based on hypothetical values. It is not intended to depict investment performance of the contract. The example assumes that an owner purchases a contract with an Annuitant age 75 at the time of issue. In addition, the example assumes that:

   (1) the owner purchases the contract for $100,000;

   (2) the owner makes no additional purchase payments;

   (3) the owner takes no partial withdrawals; then

End of Annuitant's Contract Death Benefit
 Year      Age      Value      Amount
-----------------------------------------
  1        76      $103,000   $103,000
  2        77       112,000    112,000
  3        78        90,000    112,000
  4        79       135,000    135,000
  5        80       130,000    135,000
  6        81       150,000    150,000
  7        82       125,000    125,000
  8        83       145,000    145,000
-----------------------------------------

Partial withdrawals (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2007) will reduce the Annual Step-Up Death Benefit by the proportion that the partial withdrawal (including any surrender charge and any premium tax assessed) reduces your Contract Value.

TABLE OF CONTENTS

Statement of Additional Information

The Company................................................................ B-3

The Separate Account....................................................... B-3

Additional Information About the Guarantee Account......................... B-4

The Contracts.............................................................. B-4
   Transfer of Annuity Units............................................... B-4
   Net Investment Factor................................................... B-4

Termination of Participation Agreements.................................... B-4

Calculation of Performance Data............................................ B-5
   Subaccount Investing in GE Investments Funds, Inc. -- Money Market Fund. B-5
   Other Subaccounts....................................................... B-6
   Other Performance Data.................................................. B-7

Tax Matters................................................................ B-7
   Taxation of Genworth Life Insurance Company of New York................. B-7
   IRS Required Distributions.............................................. B-7

General Provisions......................................................... B-8
   Using the Contracts as Collateral....................................... B-8
   The Beneficiary......................................................... B-8
   Non-Participating....................................................... B-8
   Misstatement of Age or Gender........................................... B-8
   Incontestability........................................................ B-8
   Statement of Values..................................................... B-8
   Trust as Owner or Beneficiary........................................... B-8
   Written Notice.......................................................... B-8

Legal Developments Regarding Employment-Related Benefit Plans.............. B-8

Regulation of Genworth Life Insurance Company of New York.................. B-9

Experts.................................................................... B-9

Financial Statements....................................................... B-9

Genworth Life Insurance Company of New York

                          666 Third Avenue, 9th Floor
                           New York, New York 10017

                       Variable Annuity Service Center:
                6610 West Broad Street Richmond, Virginia 23230

A Statement of Additional Information containing more detailed information about the contract and the Separate Account is available free by writing us at the address below or by calling (800) 313-5282.

Genworth Life Insurance Company of New York
Variable Annuity Service Center
6610 West Broad Street
Richmond, Virginia 23230

Please mail a copy of the Statement of Additional Information for the Separate
Account, Contract Form         , to:

Name: __________________________________________________________________________

Address: _______________________________________________________________________
                                          Street

________________________________________________________________________________
         City                 State                                    Zip

Signature of Requestor: ________________________________________________________
                                                 Date

                    Statement of Additional Information For
         Flexible Purchase Payment Variable Deferred Annuity Contracts

                                 Form

                                  Issued by:
                  Genworth Life Insurance Company of New York
                Genworth Life of New York VA Separate Account 1
                          666 Third Avenue, 9th Floor
                           New York, New York 10017

                       Variable Annuity Service Center:
                            6610 West Broad Street
                           Richmond, Virginia 23230
                       Telephone Number: (800) 313-5282

--------------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It should be read
in conjunction with the prospectus, dated         , 2007, for the flexible
purchase payment variable deferred annuity contracts issued by Genworth Life Insurance Company of New York through its Genworth Life of New York VA Separate Account 1. The terms used in the current prospectus for the flexible purchase payment variable deferred annuity contracts are incorporated into this Statement of Additional Information.

For a free copy of the prospectus:

Call:     (800) 313-5282

Or write: Genworth Life Insurance Company of New York
          Variable Annuity Service Center
          6610 West Broad Street
          Richmond, Virginia 23230

Or visit: www.genworth.com

Or:       contact your financial representative

The date of this Statement of Additional Information is         , 2007.

TABLE OF CONTENTS

The Company.................................................................... B-3

The Separate Account........................................................... B-3

Additional Information About the Guarantee Account............................. B-4

The Contracts.................................................................. B-4
   Transfer of Annuity Units................................................... B-4
   Net Investment Factor....................................................... B-4

Termination of Participation Agreements........................................ B-4

Calculation of Performance Data................................................ B-5
   Subaccount Investing in the GE Investments Funds, Inc. -- Money Market Fund. B-5
   Other Subaccounts........................................................... B-6
   Other Performance Data...................................................... B-7

Tax Matters.................................................................... B-7
   Taxation of Genworth Life Insurance Company of New York..................... B-7
   IRS Required Distributions.................................................. B-7

General Provisions............................................................. B-8
   Using the Contracts as Collateral........................................... B-8
   The Beneficiary............................................................. B-8
   Non-Participating........................................................... B-8
   Misstatement of Age or Gender............................................... B-8
   Incontestability............................................................ B-8
   Statement of Values......................................................... B-8
   Trust as Owner or Beneficiary............................................... B-8
   Written Notice.............................................................. B-8

Legal Developments Regarding Employment-Related Benefit Plans.................. B-8

Regulation of Genworth Life Insurance Company of New York...................... B-9

Experts........................................................................ B-9

Financial Statements........................................................... B-9

The Company

[To be provided by amendment.]

The Separate Account

In accordance with the Board Resolution establishing the Separate Account, such Separate Account will be divided into Subaccounts, each of which shall invest in the shares of a designated mutual fund portfolio, unit investment trust, managed separate account and/or other portfolios (the "Eligible Portfolios"), and net purchase payments under the contracts shall be allocated to Subaccounts which will invest in the Eligible Portfolios set forth in the contracts in accordance with the instructions received from contract owners.

Additional Information About the Guarantee Account

If available, the initial interest rate guarantee period for any allocation you make to the Guarantee Account will be one year or longer. Subsequent interest rate guarantee periods will each be at least one year. We may credit additional rates of interest for specified periods from time to time.

The Contracts

Transfer of Annuity Units

At your request, Annuity Units may be transferred three times per calendar year from the Subaccounts in which they are currently held (subject to certain restrictions described in the contract and specific rider options).

The number of Annuity Units to be transferred is (a) times (b) divided by
(c) where:

   (a) is the number of Annuity Units in the current Subaccount desired to be transferred;

   (b) is the Annuity Unit Value for the Subaccount in which the Annuity Units are currently held; and

   (c) is the Annuity Unit Value for the Subaccount to which the transfer is made.

If the number of Annuity Units remaining in a Subaccount after the transfer is less than 1, we will transfer the remaining Annuity Units in addition to the amounts requested. We will not transfer Annuity Units into any Subaccounts unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payment as of the date of the transfer will not be affected by the transfer (however, subsequent variable income payments will reflect the investment experience of the selected Subaccounts).

Net Investment Factor

The net investment factor measures investment performance of the Subaccounts during a Valuation Period. Each Subaccount has its own net investment factor. The net investment factor of a Subaccount available under a contract for a Valuation Period is (a) divided by (b) minus (c) where:

   (a) is the result of:

      (1) the value of the net assets of that Subaccount at the end of the preceding Valuation Period; plus

      (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the net investment factor is being determined; minus

      (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

      (4) any amount charged against that Subaccount for taxes (this includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount); and

   (b) is the value of the net assets of that Subaccount at the end of the preceding Valuation Period; and

   (c) is the daily factor for the Valuation Period representing the asset charge deducted from the Subaccount adjusted for the number of days in the Valuation Period.

We will value assets in the Separate Account at their fair market value in accordance with generally accepted accounting practices and applicable laws and regulations.

Termination of Participation Agreements

The participation agreements pursuant to which the Portfolios sell their shares to the Separate Account contain varying provisions regarding termination. The following summarizes those provisions:

AIM Variable Insurance Funds. This agreement may be terminated by the parties upon six months' advance written notice.

AllianceBernstein Variable Products Series Fund, Inc. This agreement may be terminated by the parties upon six months' advance written notice.

American Century Variable Portfolios II, Inc. This agreement may be terminated by the parties upon six months' advance written notice to the other parties, unless a shorter time is agreed upon by the parties.

BlackRock Variable Series Funds, Inc. This agreement may be terminated by the parties upon 60 days' advance written notice.

Columbia Funds Variable Insurance Trust I. This agreement may be terminated by the parties upon 60 days' advance written notice.

Eaton Vance Variable Trust. This agreement may be terminated by the parties upon six months' advance written notice.

Evergreen Variable Annuity Trust. This agreement may be terminated by the parties upon six months' advance written notice.

Federated Insurance Series. This agreement may be terminated by the parties upon six months' advance written notice.

Fidelity Variable Insurance Products Fund. These agreements provide for termination upon 90 days' advance notice by either party.

Franklin Templeton Variable Insurance Products Trust. This agreement may be terminated by the parties upon 60 days' advance written notice to the other parties, unless a shorter period of time is agreed upon by the parties.

GE Investments Funds, Inc. This agreement may be terminated at the option of any party upon six months' written notice to the other parties, unless a shorter time is agreed to by the parties.

Goldman Sachs Variable Insurance Trust. This agreement may be terminated at the option of any party upon six months' written notice to the other parties.

Janus Aspen Series. This agreement may be terminated by the parties upon six months' advance written notice.

Legg Mason Partners Variable Portfolios I, Inc. The agreement may be terminated by the parties upon six months' advance written notice.

Legg Mason Partners Variable Portfolios II. This agreement may be terminated by the parties upon six months' advance written notice.

MFS(R) Variable Insurance Trust. This agreement may be terminated by the parties upon six months' advance written notice.

Oppenheimer Variable Account Funds. This agreement may be terminated by the parties upon six months' advance written notice.

PIMCO Variable Insurance Trust. This agreement may be terminated by the parties upon six months' advance written notice, unless a shorter time is agreed to by the parties.

The Prudential Series Fund. This agreement may be terminated by the parties upon 60 days' advance written notice.

Van Kampen Life Investment Trust. This agreement may be terminated by the parties upon six months' advance written notice.

Calculation of Performance Data

From time to time, we may disclose total return, yield, and other performance data for the Subaccounts pertaining to the contracts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC and the NASD.

The calculations of yield, total return, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular contract. Premium taxes currently range from 0% to 3.5% of purchase payments and are generally based on the rules of the state in which you reside.

Subaccount Investing In the GE Investments Funds, Inc. -- Money Market Fund

From time to time, advertisements and sales literature may quote the yield of the Subaccounts investing in the GE Investments Funds, Inc. -- Money Market Fund for a seven-day period, in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a contract having a balance of one unit in the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing the result on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to an initial investment of $10,000; and 2) charges and deductions imposed under the contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the mortality and expense risk charge (deducted daily at an effective annual rate of 1.40% of the hypothetical investment in the Separate Account), the administrative expense charge (deducted daily at an effective annual rate of 0.25% of assets in the Separate Account), and the Joint Annuitant charge (deducted daily at an effective annual rate of 0.20% of assets in the Separate Account). We assume for the purposes of the yield calculation that this charge will be waived. Current Yield will be calculated according to the following formula:

Current Yield = ((NCP - ES)/UV) X (365/7)

where:

NCP =   the net change in the value of the investment Portfolio
        (exclusive of realized gains and losses on the sale of
        securities and unrealized appreciation and depreciation
        and income other than investment income) for the
        seven-day period attributable to a hypothetical account
        having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the
        seven-day period.
UV  =   the unit value on the first day of the seven-day period.

We may also quote the effective yield of the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund determined on a compounded basis for the same seven-day period. The effective yield is calculated by compounding the base period return according to the following formula:

Effective Yield = (1 + ((NCP - ES)/UV))/365/7/ - 1

where:

NCP =   the net change in the value of the investment Portfolio
        (exclusive of realized gains and losses on the sale of
        securities and unrealized appreciation and depreciation
        and income other than investment income) for the
        seven-day period attributable to a hypothetical account
        having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the
        seven-day period.
UV  =   the unit value for the first day of the seven-day period.

The yield on amounts held in the Subaccount investing in the GE Investments Funds, Inc. -- Money Market Fund normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The GE Investments Funds, Inc. -- Money Market Fund's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the GE Investments Funds, Inc. -- Money Market Fund, the types and quality of portfolio securities held by that Portfolio, and that Portfolio's operating expenses. Because of the charges and deductions imposed under the contract, the yield for the Subaccount investing in the GE Investments, Funds, Inc. -- Money Market Fund will be lower than the yield for GE Investments Funds, Inc. -- Money Market Fund.

Yield calculations do not take into account the surrender charges imposed under the contract or the charges for any optional riders.

Past Performance is not a Guarantee or Projection of Future Results.

Other Subaccounts

Standardized Total Return. Sales literature or advertisements may quote total return, including average annual total return for one or more of the Subaccounts for various periods of time including 1 year, 5 years and 10 years, or from inception if any of those periods are not available.

Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a contract to the redemption value of that investment as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.

For periods that began before the contract was available, performance data will be based on the performance of the underlying Portfolios, adjusted for the level of the Separate Account and contract charges currently in effect. Average annual total return will be calculated using Subaccount unit values and deductions for the annual contract charge and the surrender charge as described below:

   (1) We calculate the unit value for each Valuation Period based on the performance of the Subaccount's underlying investment Portfolio (after deductions for Portfolio expenses, the administrative expense charge, the mortality and expense risk charge and the Joint Annuitant charge).

   (2) The annual contract charge is $25 per year, deducted at the beginning of each contract year after the first. For purposes of calculating average annual total return, we assume that the annual contract charge is equivalent to 0.25% of Contract Value. This charge is waived if the Contract Value is $40,000 or more at the time the charge is due.

   (3) The surrender charge will be determined by assuming a surrender of the contract at the end of the period. Average annual total return for periods of four years or less will therefore reflect the deduction of a surrender charge.

   (4) Standardized total return considers the maximum charges for all available optional riders.

   (5) Standardized total return assumes the payment of a full 4% Bonus Credit, which is the Bonus Credit applied to a single investment of $1,000. If a higher Bonus Credit is applied or if no Bonus Credit is applied, the total return figures would be different.

   (6) Standardized total return does not reflect the deduction of any premium taxes.

   (7) Standardized total return will then be calculated according to the following formula:

       TR = (ERV/P)/1/N/ - 1

where:

TR  =   the average annual total return for the period.
ERV =   the ending redeemable value (reflecting deductions as
        described above) of the hypothetical investment at the
        end of the period.
P   =   a hypothetical single investment of $1,000.
N   =   the duration of the period (in years).

The Portfolios have provided the price information used to calculate the historical performance of the Subaccounts. We have no reason to doubt the accuracy of the figures provided by the Portfolios. We have not independently verified such information.

Other Performance Data

We may disclose cumulative total return in conjunction with the standardized format described above. The cumulative total return will be calculated using the following formula:

CTR = (ERV/P) - 1

where:

CTR =   the cumulative total return for the period.
ERV =   the ending redeemable value (reflecting deductions as
        described above) of the hypothetical investment at the
        end of the period.
P   =   a hypothetical single investment of $1,000.

Sales literature may also quote cumulative and/or average annual total return that does not reflect the surrender charge. This is calculated in exactly the same way as average annual total return, except that the ending redeemable value of the hypothetical investment is replaced with an ending value for the period that does not take into account any charges on withdrawn amounts. If such charges were included, the performance numbers would be lower.

Other non-standardized quotations of Subaccount performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated. We will accompany any non-standardized quotations of Subaccount performance with standardized performance quotations.

Tax Matters

Taxation of Genworth Life Insurance Company of New York

We do not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the contracts. See the "Tax Matters" section of the prospectus. Based upon these expectations, no charge is being made currently to the Separate Account for federal income taxes. We will periodically review the question of a charge to the Separate Account for federal income taxes related to the Separate Account. Such a charge may be made in future years if we believe that we may incur federal income taxes. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the contracts, the Contract Value would be correspondingly adjusted by any provision or charge for such taxes.

We may also incur state and local taxes (in addition to premium taxes). At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which we currently impose a charge), charges for such taxes attributable to the Separate Account may be made.

IRS Required Distributions

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to provide that:

   (a) if any owner dies on or after the Annuity Commencement Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and

   (b) if any owner dies prior to the Annuity Commencement Date, the entire interest in the contract will be distributed:

      (1) within five years after the date of that owner's death; or

      (2) as income payments which will begin within one year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The "designated beneficiary" generally is the person who will be treated as the sole owner of the contract following the death of the owner, joint owner or, in certain circumstances, the Annuitant or Joint Annuitant. However, if the "designated beneficiary" is the surviving spouse of the decedent, these distribution rules will not apply until the surviving spouse's death (and this spousal exception will not again be available). If any owner is not an individual, the death of the Annuitant or Joint Annuitant will be treated as the death of an owner for purposes of these rules.

The Non-Qualified Contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules apply to Qualified Contracts.

General Provisions

Using the Contracts as Collateral

A Non-Qualified Contract can be assigned as collateral security for a loan. We must be notified in writing if a contract is assigned. Any payment made before the assignment is recorded at our Service Center will not be affected. We are not responsible for the validity or tax consequences of an assignment. Your rights and the rights of a beneficiary may be affected by an assignment. The basic benefits of a Non-Qualified Contract are assignable. Additional benefits added by rider may or may not be available/eligible for assignment. See the "Tax Matters" provision in the prospectus.

A Qualified Contract may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

The Beneficiary

You may select one or more primary and contingent beneficiaries during your lifetime upon application and by filing a written request with our Service Center. Each change of beneficiary revokes any previous designation.

Non-Participating

The contract is non-participating. It does not share in our profits or surplus. No dividends are payable.

Misstatement of Age or Gender

If any person's age or gender is misstated, any contract benefits or proceeds, or availability thereof, will be determined using the correct age and gender. If any overpayments have been made, future payments will be adjusted. Any underpayments will be paid in full.

Incontestability

We will not contest the contract.

Statement of Values

At least once each year, we will send you a statement of values within 30 days after each report date. The statement will show Contract Value, purchase payments and other financial transactions made by you during the report period.

Trust as Owner or Beneficiary

If a trust is named as the owner or beneficiary of this contract and subsequently exercises ownership rights or claims benefits hereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of contract benefits to the trustee shall release us from all obligations under the contract to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

Written Notice

Any written notice should be sent to us at our Service Center at 6610 West Broad Street, Richmond, Virginia 23230. The contract number and the Annuitant's full name must be included.

We will send all notices to the owner at the last known address on file with us.

Legal Developments Regarding Employment-Related Benefit Plans

On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of gender. The contract contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a contract may be purchased.

Regulation of Genworth Life Insurance Company of New York

Besides federal securities laws, we are subject to the New York insurance laws.

Experts

[To be provided by amendment.]

Financial Statements

[To be provided by amendment.]

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a) Financial Statements

   All required financial statements are included in Part B of this Registration Statement.

   (b) Exhibits

 (1)(a) Resolution of Board of Directors of GE Capital Life Assurance Company of New York ("GE Capital Life") authorizing the establishment of the GE Capital Life Separate Account II (the "Separate Account").
           Previously filed on September 10, 1997 with initial filing to Form
           N-4 for GE Capital Life Separate Account II, Registration No.
           333-39955.

 (1)(b)    Resolution of the Board of Directors of GE Capital Life Assurance
           Company of New York authorizing the change in name of GE Capital Life
           Assurance Company of New York to Genworth Life Insurance Company of
           New York. Previously filed on January 3, 2006 with Post-Effective
           Amendment No. 10 to Form N-4 for Genworth Life of New York VA
           Separate Account 1, Registration No. 333-97085.

 (1)(c)    Resolution of the Board of Directors of GE Capital Life Assurance
           Company of New York authorizing the change in name GE Capital Life
           Separate Account II to Genworth Life of New York VA Separate
           Account 1. Previously filed on January 3, 2006 with Post-Effective
           Amendment No. 10 to Form N-4 for Genworth Life of New York VA
           Separate Account 1, Registration No. 333-97085.

 (2)       Not Applicable.

 (3)(a)    Underwriting Agreement between GE Capital Life and Capital Brokerage
           Corporation. Previously filed on May 13, 1998 with Pre-Effective
           Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II,
           Registration No. 333-39955.

 (3)(b)    Dealer Sales Agreement. Previously filed on May 13, 1998 with
           Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life
           Separate Account II, Registration No. 333-39955.

 (4)(a)    Form of Contract. To be filed by amendment.

 (4)(b)    Payment Protection Variable Annuity Rider. Previously filed on
           October 20, 2006 with Post-Effective Amendment No. 14 to Form N-4 for
           Genworth Life of New York VA Separate Account 1, Registration
           No. 333-97085.

 (4)(c) Guaranteed Minimum Withdrawal Benefit for Life Rider. To be filed by amendment.

 (5)       Form of Application. To be filed by amendment.

 (6)(a)    Amended and Restated Articles of Incorporation of Genworth Life
           Insurance Company of New York. Previously filed on January 3, 2006 with Post-Effective Amendment No. 10 to Form N-4 for Genworth Life of
           New York VA Separate Account 1, Registration No. 333-97085.

 (6)(b) By-Laws of Genworth Life Insurance Company of New York. Previously filed on January 3, 2006 with Post-Effective Amendment No. 10 to Form
           N-4 for Genworth Life of New York VA Separate Account 1, Registration
           No. 333-97085.

 (7)       Reinsurance Agreements. Not applicable.

 (8)(a)(i) Participation Agreement regarding Federated Insurance Series.
           Previously filed on May 13, 1998 with Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II, Registration
           No. 333-39955.

    (a)(ii) Amendment to Participation Agreement between Federated Insurance
            Series and GE Capital Life Assurance Company of New York. Previously filed on December 7, 2000 with Pre-Effective Amendment No. 1 to Form
            N-4 for GE Capital Life Separate Account II, Registration No.
            333-47016.

    (b)     Participation Agreement between GE Investments Funds, Inc. Genworth
            Life Insurance Company of New York. Previously filed on September 1,
            2006 with Post-Effective Amendment No. 13 to Form N-4 for Genworth
            Life of New York VA Separate Account 1, Registration No. 333-97085.

    (c)     Participation Agreement between Janus Aspen Series and GE Capital
            Life. Previously filed with Post-Effective Amendment No. 19 to Form
            N-4 for GE Capital Life Separate Account II, Registration
            No. 333-47016.

    (d)     Form of Participation Agreement regarding Oppenheimer Variable
            Account Funds. Previously filed on December 7, 2000 with
            Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life
            Separate Account II, Registration No. 333-47016.

    (e)     Form of Participation Agreement regarding Variable Insurance Products
            Fund. Previously filed on May 13, 1998 with Pre-Effective Amendment
            No. 1 to Form N-4 for GE Capital Life Separate Account II,
            Registration No. 333-39955.

    (f)     Form of Participation Agreement regarding Variable Insurance Products
            Fund II. Previously filed on May 13, 1998 with Pre-Effective
            Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II,
            Registration No. 333-39955.

    (g)(i)  Form of Participation Agreement regarding Variable Insurance Products
            Fund III. Previously filed on May 13, 1998 with Pre-Effective
            Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II,
            Registration No. 333-39955.

    (g)(ii) Amendment to Participation Agreement between Variable Insurance
            Products Fund III and GE Capital Life Assurance Company of New York.
            Previously filed on December 7, 2000 with Pre-Effective Amendment No.
            1 to Form N-4 for GE Capital Life Separate Account II, Registration
            No. 333-47016.

    (h) Form of Participation Agreement between AIM Variable Insurance Series and GE Capital Life Assurance Company of New York. Previously filed with Post-Effective Amendment No. 19 to Form N-4 for GE Capital Life
            Separate Account II, Registration No. 333-47016.

    (i)     Form of Participation Agreement between Alliance Variable Series and
            GE Capital Life Assurance Company of New York. Previously filed with
            Post-Effective Amendment No. 19 to Form N-4 for GE Capital Life
            Separate Account II, Registration No. 333-47016.

    (j) Form of Participation Agreement between MFS Variable Insurance Trust and GE Capital Life Assurance Company of New York. Previously filed with Post-Effective Amendment No. 19 to Form N-4 for GE Capital Life
            Separate Account II, Registration No. 333-47016.

    (k)     Form of Participation Agreement between PIMCO Variable Insurance
            Trust and GE Capital Life Assurance Company of New York. Previously filed with Post-Effective Amendment No. 19 to Form N-4 for GE Capital
            Life Separate Account II, Registration No. 333-47016.

    (l)     Form of Participation Agreement between Eaton Vance and GE Capital
            Life Assurance Company of New York. Previously filed on December 19,
            2002 with Pre-Effective Amendment No. 1 to Form N-4 for GE Capital
            Life Separate Account II, Registration No. 333-97085.

    (m)     Form of Participation Agreement between Van Kampen Life Investment
            Trust and GE Capital Life Assurance Company of New York. Previously filed on December 19, 2002 with Pre-Effective Amendment No. 1 to Form
            N-4 for GE Capital Life Separate Account II, Registration No.
            333-97085.

    (n) Form of Participation Agreement between Nations Separate Account
        Trust and GE Capital Life Assurance Company of New York. Previously filed on April 30, 2004 with Post-Effective Amendment No. 4 to
        Form N-4 for GE Capital Life Separate Account II, Registration No.
        333-97085.

    (o) Form of Participation Agreement between Merrill Lynch Variable Series
        Funds, Inc. and GE Capital Life Assurance Company of New York.
        Previously filed with Post-Effective Amendment No. 19 to Form N-4 for
        GE Capital Life Separate Account II, Registration No. 333-47016.

    (p) Fund Participation Agreement between Evergreen Variable Annuity Trust and GE Capital Life Assurance Company of New York. Previously filed on November 5, 2004 with Post-Effective Amendment No. 6 to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-97085.

    (q) Amended and Restated Fund Participation Agreement between Franklin
        Templeton Variable Insurance Products Trust, Franklin/Templeton
        Distributors, Inc., Genworth Life Insurance Company of New York and
        Capital Brokerage Corporation. Previously filed on April 24, 2006 with Post-Effective Amendment No. 12 to Form N-4 for Genworth Life of
        New York VA Separate Account 1, Registration No. 333-97085.

 (9)    Opinion and Consent of Counsel. To be filed by Pre-Effective
        Amendment to the Registration Statement.

(10) Consent of Independent Registered Public Accounting Firm. To be filed by Pre-Effective Amendment to the Registration Statement.

(11)    Not Applicable.

(12)    Not Applicable.

(13)    Not Applicable.

(14)    Power of Attorney. Previously filed on September 1, 2006 with
        Post-Effective Amendment No. 13 to Form N-4 for Genworth Life of New
        York VA Separate Account 1, Registration No. 333-97085.

Item 25.  Directors and Officers of the Depositor

       Name                       Address                           Position with Company
       ----                       -------                           ---------------------
Marshal S. Belkin... 345 Kear Street                    Director
                     Yorktown Heights,
                     New York 10598
Ward E. Bobitz...... 6620 West Broad Street             Director, Vice President and Assistant
                     Richmond, Virginia 23230           Secretary
Richard I. Byer..... 3060 Lucerne Park Drive            Director
                     Lake Worth, Florida 33467
Bernard M. Eiber.... 55 Northern Boulevard, Suite 302   Director
                     Great Neck, New York 11021
Kelly L. Groh....... 6610 West Broad Street             Director
                     Richmond, Virginia 23230
Paul A. Haley....... 6610 West Broad Street             Director, Senior Vice President and Chief
                     Richmond, Virginia 23230           Actuary
Jerry S. Handler.... 151 West 40th Street               Director
                     New York, New York 10018
Isidore Sapir....... 6140 Common Circle, Apt.           Director
                     204 West Palm Beach, Florida 33417
Pamela S. Schutz.... 6610 West Broad Street             Director and Executive Vice President
                     Richmond, Virginia 23230
David J. Sloane..... 666 Third Avenue, 9th Floor        Director, Chairperson of the Board, President
                     New York, New York 10017           and Chief Executive Officer
Geoffrey S. Stiff... 6610 West Broad Street             Director and Senior Vice President
                     Richmond, Virginia 23230

       Name                    Address                      Position with Company
       ----                    -------                      ---------------------
Thomas M. Stinson... 6630 West Broad Street      Director and President, Long Term Care
                     Richmond, Virginia 23230    Division
James D. Atkins..... 700 Main Street             Director and Senior Vice President
                     Lynchburg, Virginia 24504
John G. Apostle, II. 6610 West Broad Street      Chief Compliance Officer -- Registered
                     Richmond, Virginia 23230    Separate Accounts
Thomas E. Duffy..... 6610 West Broad Street      Senior Vice President, General Counsel and
                     Richmond, Virginia 23230    Secretary
Dennis R. Vigneau... 6610 West Broad Street      Senior Vice President and Chief Financial
                     Richmond, Virginia 23230    Officer
Mark W. Griffin..... 3003 Summer Street          Senior Vice President and Chief Investment
                     Stamford, Connecticut 06904 Officer
Gurinder S.          16501 Ventura Blvd, Ste 201 Vice President
  Ahluwalia......... Encino, California 91436
James H. Reinhart... 6610 West Broad Street      Senior Vice President
                     Richmond, Virginia 23230
Heather C. Harker... 6610 West Broad Street      Vice President and Associate General Counsel
                     Richmond, Virginia 23230
John A. Zelinske.... 6610 West Broad Street      Vice President and Controller
                     Richmond, Virginia 23230
Gary T. Prizzia..... 6620 West Broad Street      Treasurer
                     Richmond, Virginia 23230

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

                                  [FLOW CHART]



Item 27.  Number of Contractowners

   Not applicable.

Item 28.  Indemnification

   (a) Article VII of the By-Laws of Genworth Life Insurance Company of New York provides that:

      1. To the fullest extent allowed under New York Law, including New York Business Corporation Law, the Company shall indemnify each director, officer and employee of this Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interest of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, shall not of itself create a presumption that the person did not act in good faith, or in a manner opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had any reasonable cause to believe his conduct unlawful.

      2. To the fullest extent allowed under New York Law, including New York Business Corporation law, the Company shall indemnify each director, officer or employee of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith for a purpose which he reasonably believed to be in the best interests of the Company.

      3. Notice to the Superintendent of Insurance for the State of New York of any payment of indemnification, advancement or allowance under Subsections 1 and 2 above shall be made at least thirty (30) days prior thereto in accordance with the requirements of Section 1216 of New York Insurance Law.

      4. For the purposes of this section, the Company shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Company also imposes duties on, or-otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interests of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Company.

      5. Any indemnification under Subsections 1 and 2 (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Subsections 1 and 2. Such determination shall be made:

          a. by the Board of Directors of the Company by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding; or

          b. if such quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, (1) by the Board upon the opinion of independent legal counsel in a written opinion; or, (2) by the Stockholders of the Company.

      6. Expenses (including attorney's fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the Company in advance of the final disposition of such action, suit, or proceeding as authorized in the manner provided in Subsection 3 upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount to the Company in case the person receiving the advancement or allowance is ultimately found not to be entitled to indemnification, or when indemnification is granted to the extent such advances exceed the indemnification to which he is entitled.

      7. The Company shall have the power to the fullest extent allowed under New York Law, including New York Business Corporation law, to indemnify any person referred to in this Section.

      8. Every reference herein to director, officer or employee shall include every director, officer or employee, or former director, officer or employee of the Company and its subsidiaries and shall enure to the benefit of the heirs, executors and administrators of such person.

      9. The foregoing rights and indemnification shall not be exclusive of any other rights and indemnifications to which the directors, officers and employees of the Company may be entitled according to law.

      10. Provisions of Article VII as set forth above shall constitute a contract between the Company and the directors.

   Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b) Rule 484 Undertaking

   Section 722 of the Code of New York, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and
(3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of New York in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Item 29.  Principal Underwriter

   (a) Capital Brokerage Corporation is the principal underwriter of the contracts as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable annuity contracts and flexible premium single life and joint and last survivor variable life insurance policies issued through Genworth Life of New York VA Separate Account 1 and Genworth Life of New York VL Separate Account 1.

   (b)

[To be provided by amendment.]

   (c)

                                    (2)
             (1)              Net Underwriting      (3)           (4)
           Name of             Discounts and   Compensation    Brokerage      (5)
    Principal Underwriter       Commissions    on Redemption  Commissions Compensation
    ---------------------     ---------------- -------------  ----------- ------------
Capital Brokerage Corporation  Not Applicable  Not Applicable        %    $   million

Item 30.  Location of Accounts and Records

   All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Genworth Life Insurance Company of New York at its Service Center at 6610 West Broad Street, Richmond, Virginia 23230.

Item 31.  Management Services

   Not Applicable.

Item 32.  Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Genworth Life Insurance Company of New York at the address or phone number listed in the Prospectus.

  STATEMENT PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940.

   (d) Genworth Life Insurance Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Genworth Life Insurance Company of New York.

  SECTION 403(b) OF THE INTERNAL REVENUE REPRESENTATIONS

   Genworth Life Insurance Company of New York represents that in connection with its offering of contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the County of Henrico, and Commonwealth of Virginia, on the 26th day of February, 2007.

                                    GENWORTH LIFE OF NEW YORK VA SEPARATE
                                      ACCOUNT 1
                                      (Registrant)

                                    By:         /s/  GEOFFREY S. STIFF
                                        ---------------------------------------
                                                   Geoffrey S. Stiff
                                                 Senior Vice President

                                    BY: GENWORTH LIFE INSURANCE COMPANY OF
                                          NEW YORK
                                        (Depositor)

                                    By:         /s/  GEOFFREY S. STIFF
                                        ---------------------------------------
                                                   Geoffrey S. Stiff
                                                 Senior Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           Signature                    Title                    Date
           ---------                    -----                    ----

     /s/  DAVID J. SLOANE   Director, Chairperson of the   February 26, 2007
    -----------------------   Board and Chief Executive
        David J. Sloane       Officer

    /s/  MARSHAL S. BELKIN* Director                       February 26, 2007
    -----------------------
       Marshal S. Belkin

      /s/  WARD E. BOBITZ   Director, Vice President and   February 26, 2007
    -----------------------   Assistant Secretary
        Ward E. Bobitz

     /s/  RICHARD I. BYER*  Director                       February 26, 2007
    -----------------------
        Richard I. Byer

    /s/  BERNARD M. EIBER*  Director                       February 26, 2007
    -----------------------
       Bernard M. Eiber

      /s/  KELLY L. GROH    Director                       February 26, 2007
    -----------------------
         Kelly L. Groh

      /s/  PAUL A. HALEY    Director, Senior Vice          February 26, 2007
    -----------------------   President and Chief Actuary
         Paul A. Haley

    /s/  JERRY S. HANDLER*  Director                       February 26, 2007
    -----------------------
       Jerry S. Handler

          Signature                    Title                    Date
          ---------                    -----                    ----

     /S/  ISIDORE SAPIR*   Director                       February 26, 2007
    ----------------------
        Isidore Sapir

    /S/  PAMELA S. SCHUTZ  Director and Executive Vice    February 26, 2007
    ----------------------   President
       Pamela S. Schutz

    /S/  GEOFFREY S. STIFF Director and Senior Vice       February 26, 2007
    ----------------------   President
      Geoffrey S. Stiff

    /S/  THOMAS M. STINSON Director and President, Long   February 26, 2007
    ----------------------   Term Care Division
      Thomas M. Stinson

     /s/  JAMES D. ATKINS  Director and Senior Vice       February 26,2007
    ----------------------   President
       James D. Atkins

    /S/  DENNIS R. VIGNEAU Senior Vice President and      February 26, 2007
    ----------------------   Chief Financial Officer
      Dennis R. Vigneau

    /S/  JOHN A. ZELINSKE  Vice President and Controller  February 26, 2007
    ----------------------
       John A. Zelinske

*By: /S/  GEOFFREY S. STIFF  , pursuant to Power of         February 26, 2007
     ----------------------    Attorney executed on
       Geoffrey S. Stiff       September 1, 2007